4/18



05005870

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Societe Generale

*CURRENT ADDRESS



PROCESSED

FEB 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3501 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/18/05


GENERALE

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

(unaudited)

FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

ASSETS

(in millions of euros at December 31)	2004	2003	2002
Cash, due from central banks and post office accounts	5,206	6,755	5,090
Due from banks (Note 3)	66,114	60,282	54,354
Customer loans (Note 4)	209,839	193,547	184,769 *
Lease financing and similar agreements (Note 5)	20,636	17,886 *	17,351
Treasury notes and similar securities (Note 6)	41,082	30,610	28,010
Bonds and other debt securities (Note 6)	74,839	67,772	65,295
Shares and other equity securities (Note 6)	47,845	46,864	34,852
Treasury Stock (Short term investment portfolio) (Note 6)	113	163	167
Investments of insurance companies (Note 7)	48,954	42,884	37,257
Investments in non consolidated subsidiaries and affiliates and other long term equity investments (Note 8)	4,660	5,274	6,267
Investments in subsidiaries and affiliates accounted for by the equity method	343	554	591
Tangible and intangible fixed assets (Note 9)	8,709	8,098 *	5,740
Goodwill (Note 10)	2,106	2,150	2,154
Accruals, other accounts receivable and other assets (Note 11)	70,643	56,548	59,495
Total	**601,089**	**539,387**	**501,392**

OFF-BALANCE SHEET ITEMS

	2004	2003	2002
Loan commitments granted (Note 19)	104,201	99,276 *	91,122 *
Guarantee commitments granted (Note 19)	50,309	46,336	44,590 *
Commitments granted on securities	14,531	12,474	7,206
Foreign exchange transactions (Note 20)	407,096	318,862	349,409
Forward financial instrument commitments (Note 21)	6,855,946	5,546,999	5,187,753
Insurance commitments granted	338	354	342

(The accompanying notes are an integral part of the consolidated financial statements).

* *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

LIABILITIES AND SHAREHOLDERS' EQUITY

(in millions of euros at December 31)	2004	2003	2002
Due to central banks and post office accounts	1,505	2,827	1,478
Due to banks (Note 12)	92,361	83,608	69,239
Customer deposits (Note 13)	213,433	196,090	196,085
Securitized debt payables (Note 14)	97,730	82,917	77,877
Underwriting reserves of insurance companies (Note 15)	46,828	41,164	35,760
Accruals, other accounts payable and other liabilities (Note 16)	111,246	97,726	87,767
Negative goodwill	-	1	-
Provisions for general risks and commitments (Note 17)	3,042	2,849	2,474 *
Subordinated debt (Note 18)	11,930	10,945	11,199
General Reserve for Banking Risks	284	312	207
Preferred shares	2,049	2,120	1,668
Minority interests	2,105	1,951	1,904
SHAREHOLDERS' EQUITY			
Common stock	556	548	538
Additional paid-in capital	4,550	4,200	3,819
Treasury stock	(1,878)	(1,139)	(924)
Retained earnings	12,223	10,776	10,904
Net income	3,125	2,492	1,397
Sub-total	**18,576**	**16,877**	**15,734**
Total	**601,089**	**539,387**	**501,392**

OFF-BALANCE SHEET ITEMS	2004	2003	2002
Loan commitments received	3,726	6,346 *	6,317 *
Guarantee commitments received	41,661	34,898	33,723
Commitments received on securities	15,552	10,438	7,185
Foreign exchange transactions (Note 20)	408,846	321,435	351,801
Insurance commitments received	232	177	140

(The accompanying notes are an integral part of the consolidated financial statements).

* *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

CONSOLIDATED INCOME STATEMENT

(in millions of euros at December 31)	2004	2003	2002
Net interest income from :			
Transactions with banks (Note 24)	(784)	(1,316) *	(1,224)
Transactions with customers (Note 25)	4,437	4,374	4,224
Bonds and other debt securities	1,127	1,064	1,291
Other interest and similar revenues	(291)	295	102
Net income from lease financing and similar agreements (Note 26)	1,672	1,488	1,374
Sub-total	**6,161**	**5,905**	**5,767**
Dividend income (Note 27)	396	582	291
Dividends paid on preferred shares (Note 1)	(144)	(120)	(131)
Net interest and similar income	**6,413**	**6,367**	**5,927**
Net fee income (Note 28)	**5,269**	**5,084**	**4,993** *
Net income from financial transactions (Note 29)	**4,217**	**3,710** *	**3,263**
Other net operating income	**517**	**476**	**390**
Gross margin of insurance business (Note 30)	*103*	*45*	*51*
Net income from other activities (Note 31)	*102*	*284*	*99*
Net banking income	**16,416**	**15,637**	**14,573**
Personnel expenses (Note 32)	(6,603)	(6,323)	(6,179) *
Other operating expenses	(3,702)	(3,580)	(3,669)
Depreciation and amortization	(662)	(665)	(678)
Total operating expenses	**(10,967)**	**(10,568)**	**(10,526)**
Gross operating income	**5,449**	**5,069**	**4,047**
Cost of risk (Note 33)	(541)	(1,226)	(1,301)
Operating income	**4,908**	**3,843**	**2,746**
Net income from companies accounted for by the equity method (Note 34)	42	43	48
Net income from long-term investments (Note 35)	119	397	(299)
Earnings before exceptional items and tax	**5,069**	**4,283**	**2,495**
Exceptional items (Note 36)	(48)	(46)	(170)
Income tax (Note 37)	(1,398)	(1,161)	(649)
Amortization of goodwill	(186)	(217)	(184)
Allowance/Reversal from the General Reserve for Banking Risks	28	(104)	159
Net income before minority interests	**3,465**	**2,755**	**1,651**
Minority interests	(340)	(263)	(254)
Net income	**3,125**	**2,492**	**1,397**
Earnings per share in euros [1]	**7.65**	**6.07**	**3.41**
Diluted earning per share in euros [1]	**7.59**	**6.02**	**3.41**

(The accompanying notes are an integral part of consolidated financial statements).

* *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

[1] Earnings per share (EPS) are calculated on the basis of the average number of outstanding shares over the financial year, after deducting treasury stock from shareholders' equity. Diluted EPS also takes into account the existence of stock options that have been awarded but not yet exercised.

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Common stock and additional paid-in capital [1]	Treasury stock & assimilated [2]	Retained earnings	Revaluation and reassessment reserves	Shareholders' equity
Balance at December 31, 2002	4,356	(924)	11,920	382	15,734
Increase in common stock [1]	321				321
Net income for the period			2,492		2,492
Dividends paid			(864)		(864)
Revaluation and reassessment reserves				(104)	(104)
Treasury stock [2]		(215)	18		(197)
Translation differences and other [4]	71		(576)		(505)
Balance at December 31, 2003	4,748	(1,139)	12,990	278	16,877
Increase in common stock [1]	358				358
Net income for the period			3,125		3,125
Dividends paid			(1,031)		(1,031)
Revaluation and reassessment reserves				(15)	(15)
Treasury stock [2]		(739)	30		(709)
Translation differences and other [4]			(29)		(29)
Balance at December 31, 2004	5,106	(1,878)	15,085	263	18,576

(in millions of euros)	Shareholders' equity	General reserve for banking risks [5]	Minority interests	Preferred shares [3]	Total equity
Balance at December 31, 2002	15,734	207	1,904	1,668	19,513
Increase in common stock [1]	321				321
Net income for the period	2,492		263		2,755
Dividends paid	(864)		(127)		(991)
Revaluation and reassessment reserves	(104)				(104)
Treasury stock [2]	(197)				(197)
Translation differences and other [4]	(505)	105	(89)	452	(37)
Balance at December 31, 2003	16,877	312	1,951	2,120	21,260
Increase in common stock [1]	358				358
Net income for the period	3,125		340		3,465
Dividends paid	(1,031)		(190)		(1,221)
Revaluation and reassessment reserves	(15)				(15)
Treasury stock [2]	(709)				(709)
Translation differences and other [4]	(29)	(28)	4	(71)	(124)
Balance at December 31, 2004	18,576	284	2,105	2,049	23,014

(1) At December 31, 2004, Société Générale's fully paid-up capital stock amounted to EUR 556,441,449 and was made up of 445,153,159 shares with a nominal value of EUR 1.25.
During the year 2004, Société Générale carried out capital increases for a total amount of EUR 8.4 million, with EUR 349.2 million of additional paid-in capital, as follows:
- EUR 6.5 million, with EUR 296.4 million of additional paid-in capital, was the result of employees subscribing to shares under the Employee Share Ownership Plan;
- EUR 1.9 million, with EUR 52.8 million of additional paid-in capital, resulted from the exercise by employees of options granted by the Board of Directors.

Goodwill on acquisitions that were financed by the conversion into shares of the convertible bonds issued in May 1993 were charged in 1998 against the additional capital arising on this capital increase, in proportion to the part of the total acquisition cost covered by the capital increase.

If the goodwill relating to these transactions had not been charged against shareholders' equity, it would have given rise to an amortization expense of EUR 10.5 million for the 2004 financial year.
It would have been booked on the assets side of the consolidated balance sheet for a net amount of EUR 46.5 million at December 31, 2004.

(2) Treasury stock held by Group companies at December 31, 2004 (36,990,431 shares; EUR 1,878 million) represented 8.31% of Société Générale's capital stock.

Société Générale bought back its own shares for a net amount (after deduction of disposals) of EUR 739 million.

Net capital gains on treasury stock in 2004 have been charged against the shareholders' equity for an amount of EUR 7.4 million. Dividend income on these shares (EUR 22.4 million) has been eliminated from consolidated income.

(3) In 1997, Société Générale issued USD 800 million of preferred shares in the United States through its subsidiary SocGen Real Estate Company LLC.

Société Générale repeated this operation in 2000 by issuing EUR 500 million of preferred shares through its subsidiary SG Capital Trust, and in 2001 by issuing USD 425 million through SG Americas.
In 2003, Société Générale issued a further EUR 650 million of preferred shares in the United States through its subsidiary SG Capital Trust III.

These preferred shares are included in Tier-one capital for the purpose of determining Société Générale's prudential ratios.

(4) At December 31, 2004, currency translation differences related to foreign branches of Group banks and consolidated companies within the euro zone amounted to EUR (4) million.
The variation in the currency translation difference at group level over the financial year 2004 was EUR (24) million, and can be attributed to the fall against the euro of the dollar in the amount of EUR (140) million and to the rise of the Czech Koruna in the amount of EUR 57 million.
The gain on the disposal of Asia Credit Limited (reporting in Thai Baht) amounted to EUR 38 million.
The gain on the liquidation of BSGI (reporting in Indonesian Rupees) amounted to EUR 53 million.

(5) A reversal of EUR 45.6 million was made in 2003 from the General Reserve for Banking Risks and of EUR 28 million in 2004. An allocation of EUR 150 million was also made to the general reserve over the financial year 2003 (see Note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Significant accounting principles

The consolidated accounts of the Société Générale Group for the 2004 financial year have been drawn up in accordance with the provisions of Regulation No. 99-07 of the French Accounting Regulation Committee (*Comité de la réglementation comptable*) on the consolidation rules applicable to companies that come under the French Banking and Finance Regulation Committee (*Comité de la réglementation bancaire et financière*).

The presentation of the financial statements complies with the provisions of Regulation No. 2000-04 of the French Accounting Regulation Committee (*Comité de la réglementation comptable*) concerning consolidated financial statements produced by companies that come under the French Banking and Finance Regulation Committee.

Income and expenses booked on the income statement are classified by type of instrument rather than by purpose.

The consolidated financial statements of Société Générale include the financial statements of the Parent Company and of the French and foreign companies making up the Group. Since the financial statements of foreign subsidiaries are prepared using accounting principles generally accepted in their respective countries, any necessary restatements and adjustments are made prior to consolidation so that they comply with the accounting principles used by Société Générale.

Consolidation principles

• Consolidation methods

The consolidated financial statements include the financial statements of Société Générale and of all significant subsidiaries over which Société Générale exercises control. Companies with a fiscal year ending more than three months before or after that of Société Générale prepare pro-forma statements for a twelve-month period ended December 31.

The following consolidation methods are used:

Full consolidation

This method of consolidation applies to companies over which Société Générale exercises sole control and which are involved in banking and finance activities, or activities directly linked to the same (insurance, property development, computer equipment leasing, vehicle leasing, oil trading).

Sole control over a subsidiary is defined as the power to dictate the financial and operational policies of the said subsidiary so as to obtain benefits from its activities. It is achieved:

- either by directly or indirectly holding the majority of voting rights in the subsidiary;
- or by appointing for two successive financial years the majority of the members of the board of directors, executive committee or supervisory board of the subsidiary; the Group is assumed to have appointed the said majority when it has held directly or indirectly during this period over 40% of the voting rights in the said subsidiary and no other partner or shareholder has held directly or indirectly a proportion of the voting rights greater than its own;
- or by the ability to exercise a controlling influence over a subsidiary under the terms and conditions of a contract or in accordance with the subsidiary's bylaws, when the applicable law allows the same and the Group is a shareholder in or partner of the said subsidiary; controlling influence is understood to exist as soon as the Group has the possibility to draw on or decide on the use of the assets, liabilities

and off-balance sheet items of the said subsidiary in the same way that it can make use of these items in subsidiaries under its sole control. In the absence of such contracts or bylaws, controlling influence over a credit institution or investment company is also assumed to exist when the Group holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a proportion of the voting rights greater than its own.

However, only companies which make a significant contribution to the Parent Company accounts, and in particular those companies with total assets in excess of 0.02% of total Group assets or in which the shareholders' equity held by the Group is in excess of 0.10% of Parent Company shareholders' equity, are fully consolidated.

Proportionate consolidation

Companies over which the Group exercises joint control are consolidated by the proportionate method.

Joint control exists when control over a subsidiary run jointly by a limited number of partners or shareholders is shared in such a way that the financial and operating policies of the said subsidiary are determined by mutual agreement.

A contractual agreement must require the consent of all partners or shareholders for exercising control over the economic activity of the said subsidiary and taking any strategic decisions.

Equity Method

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is the power to influence the financial and operating policies of a subsidiary without exercising control over the said subsidiary. In particular, significant influence can result from Société Générale being represented on the board of directors or supervisory board, from involvement in strategic decisions, from the existence of significant intercompany transactions, from the exchange of management staff, or from the company's technical dependency on Société Générale. The Group is assumed to exercise significant influence over the financial and operating policies of a subsidiary when it holds directly or indirectly at least 20% of the voting rights in this subsidiary.

However, only companies in which Société Générale's share of the net worth exceeds 0.10% of Parent Company shareholders' equity, are consolidated by the equity method.

Specific treatment for special purpose vehicles

The independent legal entities ("special purpose vehicles") that are set up specifically to manage a transaction or group of similar transactions are consolidated whenever they are substantially controlled by the Group particularly by virtue of contracts, agreements or statutory clauses, even in cases where the Group holds none of the capital in the entities.

Regulation No. 99-07 of the French Accounting Regulation Committee defines three criteria that must be considered in order to determine the existence of such a control, but states that each of them taken independently is not sufficient to prove the control. These three criteria are:

- the decision-making power, accompanied or not by the management power, over the ordinary activities of the entity or over its assets, whether this power is effectively exercised or not;
- the ability to receive the majority of the entity's economic benefits;
- the exposure to the majority of the risks related to the entity.

The existence of an "autopilot" mechanism does not presuppose effective control.

The in-substance appreciation of the decision making power criteria is decisive for determining the consolidation of special purpose vehicles involved in securitization transactions carried out for the Group's needs, notably securitization vehicles (*fonds communs de créances*) set up under the provisions of the French financial and monetary Code and similar foreign entities set up under the provisions of a regulation providing guarantees equivalent to those existing in France.

The French Securities and Exchange Commission (*Commission des Opérations de Bourse*) and the French Banking Commission (*Commission Bancaire*) issued a joint opinion at the end of 2002 setting out their interpretation of the aforementioned regulatory provisions. Further to this opinion, two special purpose vehicles dedicated to arbitrage transactions were consolidated in the Group's accounts as of the fourth quarter of 2002, even though they only meet one of the three criteria given in Regulation No. 99-07. One of these vehicles has ceased its activities and has been excluded from the consolidation scope during the fourth quarter of 2004.

• Translation of foreign currency financial statements

The on- and off-balance sheet items of consolidated companies reporting in foreign currencies are translated at the official exchange rates prevailing at year-end. Income statement items of these companies are translated at average exchange rates for the year. Gains and losses arising from the translation of capital, reserves, retained earnings and income are included in shareholders' equity under *Translation differences*. Gains and losses on transactions used to hedge net investments in foreign consolidated entities or their income in foreign currencies, along with gains and losses arising from the translation of the capital contribution of foreign branches of Group banks are also included in shareholders' equity under the same heading.

In accordance with Recommendation 98-01 of the French National Accounting Standards Board (*Conseil national de la comptabilité*), translation differences relating to subsidiaries and branches in the euro zone are retained in shareholders' equity.

Following the first time adoption of FRS in consolidated accounts since January I, 2005, the cumulative translation differences will be deemed to be zero at the date of transition – January 1st, 2004 – through consolidated retained earnings. Consequently, the translation differences as measured at December 31, 2004 will be excluded from gains or losses on subsequent disposals of foreign consolidated entities.

The financial statements of companies operating in countries with high inflation are restated to reflect the value of their currency at year-end. The corresponding gain or loss on the net monetary assets of these companies is included in the determination of net income, while gains or losses on net non-monetary assets are included in shareholders' equity. Balance sheet, off-balance sheet and income statement items, restated as described above, are translated at the official exchange rate at closing of the accounts.

• Significant adjustments made for consolidation

The main restatements made in drawing up the consolidated accounts are as follows:

Treatment of acquisitions and goodwill

The difference between the purchase price and the share of net assets acquired is allocated in the first instance to identified on- and off-balance sheet items. The analyses and appraisals required to establish the initial valuation of these items, together with any subsequent adjustments made in the light of new information, can be made at any time up to the closing of the first full financial year following the acquisition. Any changes made to the posting values of the identified items are charged against the gross goodwill and the corresponding accrued amortization expenses are adjusted accordingly.

For each acquisition, the balance of non-allocated differences is recorded in the balance sheet under *Goodwill* as an asset or a liability, pending of its arithmetical value. Goodwill is recorded in the local currency of the acquired entity, and translated at the official exchange rate at closing of the accounts. Positive goodwills are amortized and negative goodwill are recognized in the income according to a predefined plan over a set period according to the activity of the acquired company, the stability of its business portfolio and its teams, and according to the assumptions used and objectives set at the time of each acquisition. This period cannot in any event exceed 20 years. Goodwill is subject to a regular review based on analyses using multiple criteria similar to those employed during the initial valuation of the acquired companies. The parameters used in the valuations, such as *discounted cash flow, earnings multiples, comparable valuations in recent transactions, market shares* or *assets under management*, vary depending on the business concerned. Once this review is completed, an exceptional amortization expense is booked in the event that significant unfavorable changes have affected the elements used to calculate the amortization schedule.

The goodwill booked on acquisitions made before January 1, 2000 and financed through capital increases are charged against the additional paid-in capital, in proportion to the part of the total purchase price covered by the capital increase. Regulation 99-07 no longer permits this method to be applied as of January 1, 2000 but does not oblige a retroactive restatement of transactions concluded before this date.

In the event of the full or partial disposal of companies acquired in this way, the corresponding goodwill, which was originally charged against capital, is used to adjust the capital gain or loss on disposal on the consolidated income statement, after deducting any amortization that should have been booked up to the date of disposal if this goodwill had been kept on the assets side of the consolidated balance sheet.

The tax gains generated as a result of the amortization of this goodwill are similarly charged against capital provided they are tax deductible.

Revaluation reserves

This caption includes differences which arise from:

- the statutory asset revaluations carried out in France in 1977 and 1978,

- restructuring operations and intercompany transfers of assets carried out before December 31, 1991.

Revaluation reserves resulting from intercompany profits on transfers of fixed assets subject to depreciation are recognized on the income statement in proportion to the additional depreciation booked by the company acquiring the asset.

Similarly, when such assets are sold on to third parties, the corresponding share of the revaluation reserve is credited to income. As a consequence, the profit or loss on disposal is determined by reference to the historical cost of the assets (less depreciation and allowances, which are themselves determined by reference to historical cost).

Reassessment reserves

Intercompany transfers involving most of Société Générale's offices and other premises took place during 1992. These assets, which were previously held by the Parent Company and certain real estate subsidiaries, were transferred to wholly-owned subsidiaries which are included in the tax consolidation.

Capital gains recorded by the contributing companies in their non-consolidated financial statements were eliminated for the determination of consolidated net income. These gains, net of the related deferred taxation, are included in *Reassessment reserves* in accordance with Directive 91-06 of the French Banking Commission (*Commission bancaire*).

The reassessment reserve is recorded in accordance with the same principles as those described above for revaluation reserves. Société Générale's proprietary real estate assets were written down in line with current market values, and the provisions were first charged against reassessment reserves, reversing the accounting treatment used in 1992. Deferred taxes relating to these residual reserves were adjusted accordingly.

Deferred taxes

Deferred taxes resulting from consolidation adjustments are determined separately for each taxable entity, by reference to its own tax position.

Full consolidation of insurance companies

The Group applies the provisions of Regulation No. 2000-05 of the French Accounting Regulation Committee on the consolidation rules applicable to companies governed by the Insurance Code.

The specific accounting regulations applied for insurance activities are maintained in the Group's consolidated accounts.

Decree 2002-970 dated July 4, 2002 modified the Insurance Code, further specifying certain rules relating to the use of forward instruments by French insurance companies. This decree was accompanied by the publication on December 12, 2002 of Regulation No. 2002-09 of the French Accounting Regulation Committee which defines the accounting rules to be used by French insurance companies as of January 1, 2003. The consequences of these new texts were treated as a change in accounting methodology; its impact on the consolidated opening net worth was recorded under shareholder's equity in 2003 for an amount of EUR 8 million.

The constituent items of insurance companies that are consolidated by either the full or proportionate method are presented under the same heading on the consolidated balance sheet, off-balance sheet and income statement, with the exception of the following items, which are posted in distinct rows in the consolidated financial statements:

- Net investments of insurance companies

  The investments of insurance companies include investments held to guarantee unit-linked policies, as well as other investments made to back life insurance policies and other insurance policies. Investments in the form of securities issued by companies consolidated in the Parent Company accounts are eliminated.

  Investments held to guarantee unit-linked policies are marked to market; the total value of these securities corresponds to the total insurance liabilities.

  Property investments are recorded at their purchase price, less acquisition costs and taxes, and inclusive of the cost of any building or renovation work; buildings are depreciated using the straight-line method over their estimated economic life. A provision for depreciation is booked in the event of a lasting and significant fall in the value of the buildings.

  Bonds and other debt securities are stated at cost, exclusive of accrued interest and acquisition costs. If the redemption value of the security differs from the purchase price, the difference for each line of securities is amortized to income using an actuarial method over the term to maturity of these securities. A provision for depreciation is booked if there is a risk that the debtors will be unable to repay the principal or honor the interest payments.

  Shares and other equity securities are booked at their purchase price, exclusive of costs. A provision for depreciation is booked in the event of a sustained fall in the value of the securities as determined on the basis of the estimated recoverable value.

  Provisions for early redemption risk in the individual accounts of insurance companies are intended to cover the risk of insufficient investment liquidity in the event of a change in the claims experience. They serve to cover the risk of realizing capital losses on securities that come under Article R332-20 of the Insurance Code (principally shares, units in undertakings for collective investment in transferable securities and buildings), when such risk is not covered by an other provision. Following an analysis of these provisions in compliance with notice No. 2004-B of the French National Accounting Standards Board's Emergency Committee, published on January 21, 2004, they were written back in 2003. Consequently, the new Regulation No. 2004-10 of the French Accounting Regulation Committee, expecting the elimination of provisions for early redemption risk in the consolidated accounts, had no impact on the accounts in 2004.

- Underwriting reserves of insurance companies

  Underwriting reserves correspond to the commitments of insurance companies with respect to insured persons and the beneficiaries of policies.

  Underwriting reserves for unit-linked policies are valued at the end of the financial year on the basis of the market value of the assets underlying these policies.

  Life insurance underwriting reserves principally comprise mathematical reserves, which correspond to the difference between the current value of commitments respectively made by the insurer and insured persons, and reserves for outstanding losses.

  Non-life insurance underwriting reserves comprise provisions for unearned premiums (share of premium income relating to following financial years) and for outstanding losses.

- Gross margin of insurance businesses

  The banking account classification by type of income and expense item is used in place of the insurance companies' classification by destination. The item *Gross margin of insurance businesses* is made up of the following technical income and expense items, after reclassification by type of other technical income and expense items and elimination of intercompany items: premiums or contributions that are earned, paid or accrued, cost of benefits, net of disposals and retrocessions, including fluctuations in reserves and net income from allocated investments.

Accounting principles and valuation methods

In accordance with accounting principles applicable to French banks, the majority of transactions are recorded using valuation methods which take into account the purpose for which they were made.

In financial intermediation transactions, assets and liabilities are carried at historical cost, and provisions are booked where counterparty risks arise. Revenues and expenses arising from these transactions are recorded over the life of the transaction in accordance with the time period concept. Transactions on financial futures carried out for hedging purposes or to manage the bank's overall interest rate risk are accounted for using the same principles.

Trading transactions are generally marked to market at year-end, except for loans, borrowings and short-term investment securities, which are recorded at their face value (see below). When instruments are traded on illiquid markets, the market value used is reduced for reasons of prudence. Moreover, a provision for risks is booked to cover valuations established on the basis of in-house models (Reserve Policy), which is determined according to the complexity of the model used and the life of the financial instrument.

• Amounts due from banks, customer loans, guarantees and endorsements

Amounts due from banks and customer loans are classified according to their initial duration and type into: demand deposits (current accounts and overnight transactions) and term deposits in the case of banks; and commercial loans, overdrafts and other loans in the case of customers. They also include securities purchased from banks and customers under resale agreements and loans secured by notes and securities.

Only amounts due and customer loans which meet the following criteria are offset on the balance sheet: those with the same counterparty, due date, currency, and accounting entity, and those for which an agreement exists with the counterparty allowing the Group to combine the accounts and exercise the right of offset.

Interest accrued on these receivables is recorded with these assets as *Related receivables*.

Guarantees and endorsements booked off-balance sheet represent transactions which have not yet given rise to cash movements, such as irrevocable commitments for the undrawn portion of facilities made available to banks and customers or guarantees given on their behalf.

Regulation No.2002-03 of the French Accounting Regulation Committee relating to the accounting treatment of credit risks in companies governed by the Banking and Finance Regulation Committee and published on December 12, 2002 is applicable as of January 1, 2003. This new regulation specifies the conditions for the classification of doubtful loans in the balance sheet and the treatment of restructured loans then bearing an off-market interest rate.

If a commitment carries an identified credit risk which makes it probable that the Group will not recover all or part of the amounts due under the counterparty's commitment in accordance with the original conditions of the contract, despite the existence of a guarantee, the related outstanding loan is classified as a doubtful loan if one or more payments are more than three months overdue (six months in the case of real estate loans and nine months for loans to local authorities), or, regardless of whether any payments have been missed, if it can be assumed that there is an identified risk, or if legal proceedings have been started.

If a loan to a given borrower is classified as doubtful, all outstanding loans or commitments for that borrower are reclassified as doubtful, regardless of whether or not they are backed by a guarantee.

Provisions for doubtful loans are booked for doubtful loans or for risks in the amount of the probable losses. Furthermore, interest on doubtful loans is fully provisioned for. Provisions, write-backs of provisions, losses on bad debts and recovery of depreciated debts are booked under *Cost of risk*, except for net provisions for interest on doubtful loans which are booked under *Net Banking Income*.

Doubtful loans can be reclassified as performing loans when regular repayments have been resumed according to the original terms of the contract. Similarly, doubtful loans which have been restructured can be reclassified as performing loans. If the loans have been restructured under off-market conditions, the difference between the new conditions and the lesser of market conditions and original ones must be booked under *Cost of risk* when the loan is restructured then reincorporated into net interest income for the remaining term of the loan. When a borrower's solvency is such that even after the loan has been classified as doubtful for a reasonable period, it is not foreseeable that it will be reclassified as a performing loan, the loan is identified as a non-performing ban. A loan is classified as non-performing in the event of an early termination of the contract and in any case one year after it was classified as doubtful, except when the original clauses of the contract have been respected or when the loan is covered by guarantees which ensure its recovery. Loans which have been restructured and for which the borrower has not respected the new conditions are also classified as non-performing.

The provisions booked on loans made to the real estate industry (and all real estate assets) are valued on the basis of the type of program involved as follows:

Real estate development and major renovation projects

Provisions are made based on regularly revised estimates of losses on completion, which take into account market prices and the time necessary for constructing and/or selling the property, as observed in the market for new property.

Completed buildings

Completed buildings are valued based on the rental yield, or their market value determined when necessary on the basis of expert appraisals.

• Lease financing and similar agreements

This item includes financing leases, lease-purchase agreements, and similar agreements under which lessor does not intend to keep the asset at the end of the lease.

Fixed assets under pure rental agreements are booked with non-operating assets in the account *Tangible and intangible fixed assets.*

Assets subject to financing leases, lease-purchase agreements and similar agreements are carried on the consolidated balance sheet at their financial value, that is, total future lease rentals receivable, less the interest included in these rentals. These amounts are substituted for those determined for tax purposes, and the difference, net of deferred taxes, is included in the consolidated reserves.

Interest accrued included in rentals not yet due is recorded with the underlying assets as *related receivables*. Provisions are booked for doubtful financing leases and similar agreements in the same manner as amounts due from banks and customer loans.

The acquisition cost of assets leased under operational leases is amortized on a straight-line basis over the life of the contract; similarly, all rebates granted by suppliers on the purchase price of the leased assets (volume discount) are recorded as deferred income and spread out over the life of the contracts. The accounting treatment of income invoiced for maintenance services provided in connection with leasing activities aims to show a constant margin on these products in relation to the expenses incurred, over the duration of the leasing contract. The harmonization of the models used within the Group to calculate income to be reported under this treatment resulted in a change in this estimate. The impact of this change was recognized in the form of an *Exceptional loss* of EUR 20 million in the first quarter of 2004, and the deferred tax income relative to this expense was booked under *Income tax* in the amount of EUR 7 million.

• Securities portfolio

Securities are classified according to:

- their type: public notes (Treasury notes and similar securities), bonds and other debt securities (negotiable debt instruments, interbank certificates), shares and other equity securities;
- the purpose for which they were acquired: trading, short-term and long-term investment, shares intended for portfolio activity, investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments.

All securities in each category are accounted for using similar methods, as follows:

Trading securities

Trading securities are securities for which a liquid market exists and that are acquired with a view to rapid resale (within a maximum period of six months). They also include liquid securities that are held for a period of over six months in the context of market-making activities or in relation to a hedging or arbitrage transaction. They are valued at market price at year-end. Net unrealized gains or losses, together with net gains or losses on disposals, are recognized on the income statement under *Net income from financial transactions.* Coupon payments received on fixed-income securities in the trading portfolio are recorded on the income statement in the account *Net interest income from bonds and other debt securities.*

Short-term investment securities

Short-term investment securities are all those intended to be held for more than six months, except for those classified as long-term investment securities (see below).

Shares and other equity securities

Equity securities are carried on the balance sheet at cost excluding acquisition expenses, or at contribution value. At year-end, cost is compared to realizable value. For listed securities, realizable value is defined as the most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being set off against any unrealized capital gains. Income from these securities is recorded in *Dividend income.*

Bonds and other debt securities

These securities are carried at cost excluding acquisition expenses and, in the case of bonds, excluding interest accrued and not yet due at the date of purchase. The positive or negative difference between cost and redemption value is amortized to income over the life of the securities concerned. Accrued interest receivable on these securities is recorded with the underlying assets as *Related receivables.* Income from these securities is included in *Net interest income from bonds and other debt securities.*

At year-end, cost is compared to realizable value or, in the case of listed securities, to their most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, after consideration of gains made on any related hedging transactions.

Allocations to and reversals of provisions for losses on short-term investment securities together with gains and losses on sales of these securities are recorded under *Net income from financial transactions* on the consolidated income statement.

Long-term investment securities

Long-term investment securities are debt securities held by the Group, which intends to hold them on a long-term basis, in principle until maturity, and where the Group has the necessary means to:

- either permanently hedge its position against a possible depreciation in the securities due to interest rate fluctuations, using interest rate futures.
- or hold the securities on a long-term basis by obtaining funds, including available capital, which are matched and used to finance these securities.

When the interest rate or liquidity matching no longer complies with the regulations set by the French Banking Commission, the securities are reclassified as short-term investment securities.

Long-term investment securities are booked using the same principles as those applied to short-term investment securities, except that no provision is made for unrealized losses, unless there is a strong probability that the securities will be sold in the short term, or unless there is a risk that the issuer will be unable to redeem them.

Allocations to and reversals of provisions for losses on long-term investment securities, together with gains and losses on sales of these securities, are recorded under *Net income from long-term investments* on the consolidated income statement.

Shares intended for portfolio activity

This category of securities covers investments made on a regular basis with the sole aim of realizing a capital gain in the medium term and without the intention of making a long-term investment in the development of the issuing company's business, nor of participating actively in its operational management. The profitability of these investments results principally from the capital gains realized on disposal. This activity is carried out on a significant and ongoing basis through ad hoc subsidiaries or structures. This category notably includes shares held in the context of venture capital activities.

These securities are recognized on the balance sheet at their purchase price, less acquisition costs. At the closing of the financial year, they are valued at their value in use determined on the basis of the issuing company's general development prospects and the remainder of the investment horizon (for listed companies, the average share price over the last three months is considered as representative of the value in use). Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being set off against any unrealized capital gains. Allocations to and reversals of provisions for depreciation, as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering these securities to public share exchange offers, are booked under *Net income from financial transactions*.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments

This category of securities covers shares held in non-consolidated subsidiaries and affiliates, when it is deemed useful to the business of the company to hold the said shares in the long term. This notably covers investments that meet the following criteria:

- shares in companies that share directors or senior managers with the holding company, under circumstances where an influence can be exercised over the company in which the shares are held;
- shares in companies that belong to the same group controlled by individuals or legal entities, where the said persons or entities exercise control over the group and ensure that decisions are taken in unison;
- shares representing more than 10% of the voting rights in the capital issued by a credit institution or a company whose business is directly linked to that of the Group.

This category also includes other long-term equity investments, comprising equity investments made by the Group with the aim of developing ongoing professional relations by creating a privileged link with the issuing company but without exercising any influence on the management of companies in which shares are held due to the low proportion of attached voting rights.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments are recorded at their purchase price exclusive of acquisition costs, or in the case of securities subject to a revaluation as described above under *Revaluation reserves*, at their new value. Dividend income earned on these securities is booked on the income statement under *Dividend income*.

At closing of the financial year, investments in non-consolidated subsidiaries and affiliates are valued at their value in use, representing the price the company would accept to pay to obtain the said securities if it had to acquire them in view of its investment objective. This value is estimated on the basis of various criteria, such as shareholders' equity, profitability, and the average share price over the last three months. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses. Allocations to and reversals of provisions for depreciation, as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering such securities to public share exchange offers, are booked under *Net income from long-term investments*.

• Premises, equipment and other fixed assets

Premises, equipment and other fixed assets are carried at their purchase price or, in the case of investments which have been revalued as described above under *Revaluation reserves*, at the revalued amounts.

Software developed internally is recorded on the asset side of the balance sheet in the amount of the direct cost of development, which includes expenditure on hardware and services and personnel expenses which can be attributed directly to the production and preparation of the asset for use.

In general, depreciation is calculated using the straight-line or diminishing balance method over the estimated useful life of the asset, as follows:

Buildings	20-35 years
Improvements	10 years
Office equipment and furniture	10 years
Other equipment and vehicles	4-5 years
Software	3-5 years

This item includes assets leased under pure rental agreements.

Regulation No.2002-10 of the French Accounting Regulation Committee relating to the amortization and depreciation of assets will only apply to accounts for financial years beginning after January 1, 2005. However, as of January 1, 2003, in accordance with the transitional provisions specified in article 15 of the regulation and in the terms of notice No. 2003-F of the French National Accounting Board's Emergency Committee, expenditure for major repairs on fixed assets is booked as provisions for risks and charges on a straight-line basis over the period between successive major repairs. These expenditures, which must be specified in major maintenance programmes which are solely designed exclusively for the upkeep of the fixed assets in question and not to extend their lifetime beyond that which was initially defined, are limited within the Group to building roughcastings. The effect of the change in accounting methods on net worth at January 1, 2003 was booked under capital in the amount of EUR 3 million, net of tax.

• Amounts due to banks, customer deposits

Amounts due to banks and customer deposits are classified according to their initial duration and type into: demand (demand deposits and current accounts) and time deposits and borrowings in the case of banks; and into regulated savings accounts and other deposits in the case of customers. They also include securities sold to banks and customers under repurchase agreements.

Interest accrued on these deposits is recorded with these liabilities as *Related payables*.

• Securitized debt payables

These liabilities are classified by type of security: loan notes, interbank market certificates, negotiable debt instruments, bonds and other debt securities; but exclude subordinated notes which are classified under *Subordinated debt.*

Interest accrued is recorded with the underlying liabilities as *Related payables*. Bond issuance and redemption premiums are amortized using the straight-line or actuarial method over the life of the related borrowings. The resulting expense is recorded in *Net interest income from bonds and other debt securities*.

Bond issuance costs are deferred and amortized on a straight-line basis over the life of the bonds. The corresponding amortization expense is booked on the income statement under *Net interest income from other interest and similar revenues.*

• **Subordinated debt**

This item includes all dated or undated borrowings, whether or not in the form of securitized debt, which in the case of liquidation of the borrowing company may only be redeemed after all other creditors have been paid.

Interest accrued and payable in respect of long-term subordinated debt, if any, is shown with the underlying liabilities as *Related payables*.

• **Provisions for general risks and commitments**

These provisions include:

- Provisions for country risks, which are made on a lump-sum basis based on estimates by Société Générale of its risks on the related countries and on debtors located in these countries at the balance sheet date, using criteria such as estimates of the country's economic, financial, social and political situation, or the discount rate on the secondary market.
- Provisions for commitments,
- Provisions for contingencies and disputes.

A description of contingencies and disputes is provided in the Risk Management Report.

Provisions for contingencies and disputes are defined as liabilities without a precisely defined amount or due date. Their recording is subordinated to the existence of an obligation of the entity towards a third party that will probably or necessarily lead to a transfer of funds to the third party, without compensation for at least an equivalent amount being expected from this third party.

A provision had been booked at December 31, 1999 for the costs relating to the second stage of the introduction of the euro in 2002 and had been readjusted on December 31, 2000 and December 31, 2001. In accordance with the recommendation made by the French National Accounting Standards Board, this charge related to additional expenses to be incurred as a result of this change over the period 2001 through 2002. On December 31, 2002, this provision was fully reversed.

Regulation No. 99-06 of the French Banking Regulation Committee defines the funds necessary for the deposit guarantee fund. These resources comprise certificates of association acquired by each entity, together with annual subscription fees. Regulation No. 99-08 of the same Committee set the total amount of these subscription fees, which were payable over the period 1999 through 2002 in order to endow the fund. Half of the said fees were paid in the form of guarantee deposits. Certificates of association and guarantee deposits are booked on the balance sheet under *Other sundry debtors*. A provision was booked at the end of 1999 under *Exceptional items* for all subscription fees to be paid by Group companies over the 2000-2002 period for the initial endowment of the guarantee fund. Subsequent fees were booked under *Other operating expenses*.

A provision is booked to cover stock options or shares allocated to employees at year-end, for an amount determined on the basis of the value of the underlying securities and booked under *Personnel expenses*.

Société Générale signed an early retirement agreement which came into force on January 1, 2002 and will be applicable until March 31, 2006. A provision was booked on the basis of the cost attached to employees who were granted early retirement.

• **General reserve for banking risks**

In accordance with Regulations 90-02 and 92-05 of the French Banking Regulation Committee, a General reserve for banking risks was set up in 1993 via a transfer from the general reserve for country risks, net of related deferred taxes. Additional allocations were made to this fund in 1996 and 2003.

During the 2002, 2003 and 2004 financial years, SG Cowen recorded charges and exceptional provisions intended to cover the various consequences of a fraud committed over a period of ten years, which affected the former retail brokerage activity of this company. This activity was acquired with Cowen & Company in and was subsequently sold in 2000. Insofar as this fraud does not relate to the day-to-day management of one of the Group's operating activities but instead to a business that has since been sold and essentially concerns a period prior to the Group's acquisition of the business, these charges were booked under exceptional items. In light of the nature of these charges, a reversal was made from the General reserve for banking risks in the same amount in 2002, 2003 and 2004.

• Preferred shares

In the second half of 1997, Société Générale issued USD 800 million in preferred securities through a wholly-owned US subsidiary. These non-voting securities are entitled to a fixed non-cumulative dividend equal to 7.64% of nominal value. This dividend is payable semi-annually by decision of the subsidiary's Board of Directors.

In the first half of 2000, Société Générale issued EUR 500 million in preferred securities through a wholly-owned US subsidiary. These securities are entitled to a fixed non-cumulative dividend equal to 7.875% of nominal value payable annually, with a step-up clause that comes into effect after 10 years.

In the fourth quarter of 2001, Société Générale issued USD 425 million in preferred securities through a wholly-owned US subsidiary. These securities are entitled to a non-cumulative dividend payable quarterly (USD 335 million paying a fixed rate of 6.302% and USD 90 million paying a variable rate of Libor + 0.92%), with a step-up clause that comes into effect after 10 years.

In the fourth quarter of 2003, Société Générale issued EUR 650 million of preferred shares through a wholly-owned US subsidiary (paying a non-cumulative dividend of 5.419% annually) with a step-up clause that comes into effect after 10 years.

Dividend income is charged to the item *Dividends paid on preferred shares.* Preferred securities are included in Tier-one capital for the purpose of determining Société Générale's prudential ratios.

• Treasury stock

In accordance with the provisions of Recommendation No. 2000-05 of the French National Accounting Standards Board relating to the recognition in the accounts of treasury stock held by companies governed by the French Banking and Finance Regulation Committee, Société Générale shares acquired by the Group with a view to allocating the same to employees are booked as short-term investment securities (treasury stock) on the assets side of the balance sheet.

Société Générale shares held with a view to underpinning the share price or as part of arbitrage transactions on the CAC 40 index are booked under trading securities

Other Société Générale shares, and in particular those held by certain Group companies for purposes of control or cancellation, are deducted from capital and reserves for the determination of shareholders' equity.

• Transactions denominated in foreign currencies

Gains and losses arising from ordinary activities in foreign currencies are booked on the income statement. In accordance with Regulation 89-01 of the French Banking Regulation Committee, outright forward foreign exchange transactions and those used to hedge other forward foreign exchange transactions are valued on the basis of the forward foreign exchange rate of the currency involved for the remaining maturity. Spot and other forward foreign exchange positions are revalued on a monthly basis using official month-end spot rates. Unrealized gains and losses are recognized on the income statement. Premiums and discounts resulting from hedged forward foreign exchange transactions, as defined by article 9 of the above-mentioned regulation, are amortized to income on a straight-line basis over the remaining term to maturity of these transactions.

• Forward financial instruments

Forward financial instruments relating to interest rates, foreign exchange or equities are used for trading and hedging purposes and are accounted for in compliance with Regulations 88-02 and 92-04 of the French Banking Regulation Committee and Directive 88-01 of the French Banking Commission. Nominal commitments on forward financial instruments are posted as one off-balance sheet item. The nominal contract value represents the volume of outstanding transactions and does not represent the potential for gain or loss associated with the market or counterparty risk on such transactions.

Credit derivatives purchased to hedge credit risks on financial assets which are not valued at market value are classified and treated as guarantee commitments received.

Accounting income or expense on these forward financial instruments depends on the purpose for which the transaction was concluded, as follows:

Hedging transactions

Revenues and expenses on forward financial instruments used as a hedge, and assigned from the beginning to an identifiable item or group of similar items, are recognized in the income statement in the same manner as revenues and expenses on the hedged item. Revenues and expenses on interest rate instruments are booked as net interest income in the same interest income or expense account as the items hedged. Revenues and expenses on other instruments such as equity securities, stock market indexes or foreign exchange are booked as net income from financial transactions in the account *Net income from forward financial instruments*.

Revenues and expenses on forward financial instruments used to hedge or manage an overall interest rate risk are recognized in the income statement over the life of the instrument as net income from financial transactions in the account *Net income from forward financial instruments*.

Trading transactions

Trading transactions include instruments traded on organized or similar markets and other instruments, such as credit derivatives and composite option products, which are included in the trading portfolio although they are traded over-the-counter on less liquid markets, together with debt securities with a forward financial instrument component, as soon as this classification in the accounts most appropriately reflects the results and associated risks. Trading transactions are marked to market at year-end; in the absence of a liquid market, this value is generally determined on the basis of in-house models. Where necessary, these valuations are adjusted for reasons of prudence by applying a discount (Reserve Policy). This discount is determined on the basis of the instruments concerned and the associated risks, and takes into account:

- a prudential valuation of all the instruments, regardless of the liquidity of the corresponding market,
- a reserve calculated according to the size of the position and intended to cover the risk that the Group will be unable to liquidate the investment in one go due to the size of the holding,
- an adjustment for the reduced liquidity of instruments and modeling risks in the case of complex products, as well as transactions on less liquid markets (less liquid since they have developed recently or are more specialized).

Furthermore, for over-the-counter transactions on forward interest rate instruments, the market value recognizes counterparty risks and the discounted value of future management costs.

The corresponding gains or losses are directly booked as income for the period, regardless of whether they are realized or unrealized. They are recognized on the income statement as *Net income from financial transactions*.

Gains or losses corresponding to contracts concluded within the scope of cash management activities managed by the trading room, in order to benefit from any interest rate fluctuations, are recorded when liquidated or over the life of the contract, depending on the type of instrument. Unrealized losses are provided for at year-end and the corresponding amount is booked under *Net income from financial transactions*.

• Personnel expenses

This item includes all expenses related to personnel, notably the cost of the legal employee profit sharing and incentive plans for the financial year as well as the cost of internal restructuring operations.

Under law No.2003-775 dated August 21, 2003 which reformed the French pension system, the method used to estimate provisions for retirement payments in the Group's French subsidiaries was changed. The difference in results is booked under *Personnel expenses* as of the date on which the regime was changed, and on a straight-line basis for the average number years still to be worked by the staff entitled to the payment.

• Cost of risk

The item *Net cost of risk* is limited to net allocation to provisions for counterparty risks, country risks and disputes. Net provisions for risks and commitments are classified by type of risk in the corresponding accounts on the income statement.

• Net income from long-term investments

This item covers capital gains or losses realized on disposals, as well as the net allocation to provisions for investments in non-consolidated subsidiaries and affiliates, other long-term equity investments, long-term investment securities, and offices and other premises. Income from real-estate holdings excluding offices (essentially assets held in the Group's real estate portfolio) is booked under *Net banking income*.

• Income tax

Current taxes

In France, the normal corporate income tax rate is 33.3%. However, until December 31, 2004 long-term capital gains on equity investments are taxed at 19%. Moreover, French companies are subject to a surcharge introduced in 1995 equal to 3% of the tax due before allocation of tax credits, which will be progressively reduced to zero until 2006. Additionaly, a *Contribution sociale de solidarité* (national contribution payment based on pre-tax earnings) was introduced in 2000 equal to 3.3% (after a deduction from basic taxable income of EUR 0.76 million). Dividends from companies in which Société Générale's interest is at least 5% are tax exempt. The Amending Finance Law for 2004, voted on December 30, 2004 will progressively reduce the tax rate for gains on equity investments until 15% or 1.66% depending on the tax qualification of the securities. In return for this reduction, the Law has introduced an exceptional tax based on the special reserve for long term gains recorded by French companies in their individual accounts during the previous years by allocating the share of the yearly net income corresponding to long term gains on disposal of equity investments. On December 31, 2004 French liable entities have recorded in the income statement under *Income tax* the expense relating to this exceptional tax for a consolidated amount of EUR 18 million.

Tax credits arising in respect of interest from loans and income from securities are recorded in the relevant interest account to the extent that they have effectively been applied in settlement of income taxes for the year. The related tax charge is included under *Income tax* on the consolidated income statement.

Deferred taxes

Deferred taxes are booked when there is a timing difference between the restated book value and the tax value of balance sheet items. They are calculated using the liability method of tax allocation. Deferred taxes recorded in earlier years are adjusted for subsequent changes in the tax rate. The effect of such changes is included when determining the deferred tax expense for the period. Net deferred tax assets are not recorded unless it is probable that the subsidiary has a recovery in view on a determined time.

For 2004 and the following years, the normal tax rate applicable to French companies to determine their deferred tax is 34.93%, and the reduced rate is between 1.71% and 15.72% depending on the nature of the taxed transactions.

Deferred taxes are determined by each tax entity within the Group and are not discounted when the corresponding effect is not significant or when a precise timetable has not been drawn up.

• Exceptional items

This caption includes income earned and expenses incurred by the Group that are considered to be exceptional in view of either the amount involved or the manner in which they were generated. In most cases, the said income or expenses are produced by events that fall outside the Group's activity.

• Pension and retirement costs

In France

In 1993, Société Générale and its French banking subsidiaries, together with the rest of the French banking industry, joined the national unfunded multi-employer retirement plans Agirc and Arrco. As a result, these companies' pension schemes have been closed and they are only liable for benefits in relation to employees who have already retired and payments relating to the past services of current employees. The actuarial present value of residual liabilities under these plans has been estimated, based on information currently available. The assets of the retirement plans and the provisions made are sufficient to cover the present value of liabilities. In case of shortage, this cost is recorded as an allowance over the average remaining service life of the employees in question.

In addition, several Group companies pay retirement benefits based on the number of years of service to retiring employees, as well as long-service awards and supplementary pensions.

Commitments under these various plans amounted to EUR 1081 million at December 31, 2004 and were fully covered by assets or provisions.

Outside France

The commitments under these various plans (pensions, retirement payments, long-service awards) are covered by assets or provisions. The majority of these commitments relate to retirement benefits accruing to active staff or former staff who have left the company.

At December 31, 2004, the commitments relating to the Group's foreign entities were estimated at EUR 1036 million, of which 79% were covered by assets or provisions.
The remaining 21% is the unfunded actuarial liability. In accordance with Group practice, this is covered by a provision which is booked over the average remaining period of active service of the employees in question.

Under IFRS standards adopted in July 2003 by the European Accounting Regulation Committee, the accounting principles described in this note for Société Générale Group's consolidated accounts will be modified for the 2005 accounts and for the comparative data published for the 2004 financial year. The accounting principles that will be then applied to restate the comparative information for 2004 are presented in the specific IAS section of the annual report.

NOTE 2

CONSOLIDATION SCOPE

As at December 31, 2004, the Group's consolidation scope included 683 companies:

616 fully consolidated companies,

53 proportionately consolidated companies

14 companies accounted for by the equity method.

In accordance with the consolidation rules defined in Regulation No. 99-07 of the French Accounting Regulation Committee, none of the special purpose vehicles created in the course of Société Générale's client-related securitization activities are controlled by the Group.
Any commitments granted to these entities, notably in the form of liquidity lines or letters of guarantee, are recognized and valued in accordance with the generally accepted accounting principles applicable to these instruments.

The main changes to the consolidation scope at December 31, 2004 compared with the scope applicable for the accounts at December 31, 2003 were as follows:

During the first half of 2004:

- The Group raised its stake in TCW to 66.54 %, representing a 5.64 % increase against December 31, 2003.

Agreements signed at the time of the acquisition of TCW include deferred put and call options on 9.5 % of TCW's capital, broken down into annual tranches of 4.75 % over the period 2005-2006. The strike prices of these options are dependent on the company's future performance.

Finally, the balance of shares held by employees is subject to deferred call and put options, exercisable from 2008, at strike prices that are dependent on the company's future performance.

- Sogelease Egypt, which is 61.73 %-owned, is fully consolidated.

- Sagem Lease, which is wholly-owned by the Group, is fully consolidated.

- SG Serbie Bank, which was deconsolidated on December 31st 2000, was reincorporated into the consolidation scope.

- The Group increased its stake in Sogéprom from 70 % at December 31st 2003 to 100 % at June 30th 2004.

- Société Générale took a 50.01 % stake in General Bank of Greece (GBG), which is fully consolidated.

- Following the sale of Sophia, 31 companies previously consolidated by the equity method were removed from the consolidation scope.

During the second half of 2004:

- SG Equipment Finance Schweiz AG, in which the Group holds 100% of the capital, is fully consolidated.

- Société Générale has taken over all the Equipment Finance and Factoring activities of the Norwegian group Elcon, which are now fully consolidated.

- The debt securitisation fund French Supermarkets 1, 100%-owned, is fully consolidated.

- The Lyxor Strategium 1 fund, 100%-owned by Société Générale, is fully consolidated.

- OOO Rusfinance, in which the Group holds a 51.01% stake, is fully consolidated.

- Société Générale has acquired 100% of the capital of Parsys Espana, which is fully consolidated.

NOTE 3

DUE FROM BANKS

(in millions of euros at December 31)

	2004	2003	2002
Deposits and loans			
Demand			
Current accounts	9,002	7,590	8,583
Overnight deposits and loans	413	702	267
Loans secured by overnight notes	8	53	385
Term			
Term deposits and loans [(1)]	10,438	9,635	12,928
Subordinated and participating loans	713	688	539
Loans secured by notes and securities	100	45	187
Related receivables	189	208	270
Gross amount	**20,863**	**18,921**	**23,159**
Provisions for possible losses	(77)	(94)	(114)
Net amount	**20,786**	**18,827**	**23,045**
Securities purchased under resale agreements	45,328	41,455	31,309
TOTAL	**66,114**	**60,282**	**54,354**

[(1)] At December 31, 2004, doubtful loans amounted to EUR 127 million (of which EUR 113 million were non-performing loans) against EUR 143 million at December 31, 2003 and EUR 117 million at December 31, 2002.

NOTE 4

CUSTOMER LOANS

(in millions of euros at December 31)

	2004	2003	2002	
Trade notes	8,085	7,729	7,903	
Other loans [1] [2] :				
Short-term loans	46,509	39,021	43,610	
Export loans	3,388	3,610	4,649	
Equipment loans	35,486	33,214	27,506	
Mortgage loans	46,127	40,743	35,233	
Other loans	31,411	27,690	31,105	*
Sub-total	**162,921**	**144,278**	**142,103**	
Overdrafts	11,981	12,238	12,361	
Related Receivables	1,568	1,461	1,386	*
Gross Amount	**184,555**	**165,706**	**163,753**	
Allowances for possible losses	(6,275)	(6,497)	(6,894)	*
Net amount [3]	**178,280**	**159,209**	**156,859**	
Loans secured by notes and securities	64	443	227	
Securities purchased under resale agreements	31,495	33,895	27,683	
TOTAL	**209,839**	**193,547**	**184,769**	

[*] *Amounts restated in relation to those given in 2002 annual report.*

[1] *Other loans by customer type :*

	2004	2003	2002
Non-financial customers			
- Corporates	*73,489*	*68,286*	*70,724*
- Individual customers	*59,833*	*52,568*	*45,926*
- Local authorities	*8,327*	*6,265*	*6,762*
- Self-employed professionals	*7,117*	*6,870*	*6,455*
- Governments and central administrations	*1,778*	*1,959*	*2,116*
- Other	*2,949*	*2,440*	*1,755*
Financial customers	*9,428*	*5,890*	*8,365*
TOTAL	***162,921***	***144,278***	***142,103***

[2] At December 31, 2004, doubtful loans amounted to EUR 9,797 million (of which EUR 5,492 million were non-performing loans) against EUR 10,115 million at December 31, 2003 and EUR 10,064 million at December 31, 2002.

[3] Entities acquired since December 31, 2003 accounted for EUR 2,929 million in net outstanding customer loans.

NOTE 5

LEASE FINANCING AND SIMILAR AGREEMENTS

(in millions of euros at December 31)

	2004	2003	2002
Real estate lease financing agreements	5,824	5,650	5,452
Equipment lease financing agreements	10,400	9,176 *	8,848 *
Lease-purchase and similar agreements	4,503	3,104 *	3,045 *
Related receivables	153	206	188
Gross amount [1]	**20,880**	**18,136**	**17,533**
Provisions for possible losses	(244)	(250)	(182)
NET AMOUNT [2]	**20,636**	**17,886**	**17,351**

* *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

[1] At December 31, 2004, doubtful loans amounted to EUR 394 million (of which EUR 133 million were non-performing loans) against EUR 418 million at December 31, 2003 and EUR 284 million at December 31, 2002.

[2] Entities acquired since December 31, 2003 accounted for EUR 1,976 million in net lease financing and similar agreements.

NOTE 6

TREASURY NOTES, BONDS AND OTHER DEBT SECURITIES, SHARES AND OTHER EQUITY SECURITIES

(In millions of euros at December 31)

	2004				2003				2002
	Treasury notes and similar securities	Shares and other equity securities	Bonds and other debt securities	Total	Treasury notes and similar securities	Shares and other equity securities	Bonds and other debt securities	Total	Total
Trading securities	30,452	39,771	43,323	113,546	21,792	39,125	31,706	92,623	76,637
Short-term investment securities:									
Gross book value	5,517	8,313	11,932	25,762	4,281	8,071	15,150	27,502	24,533
Provisions	(26)	(195)	(67)	(288)	(24)	(225)	(215)	(464)	(530)
Net book value	5,491	8,118 [1]	11,865	25,474	4,257	7,846 [1]	14,935	27,038	24,003
Long-term investment securities:									
Gross book value	4,941	-	19,287 [2]	24,228	4,391	-	20,705	25,096	26,906
Provisions	-	-	-	-	-	-	(1)	(1)	-
Net book value	4,941	-	19,287	24,228	4,391	-	20,704	25,095	26,906
Related receivables	198	69	364	631	170	56	427	653	778
TOTAL	41,082	47,958	74,839	163,879	30,610	47,027	67,772	145,409	128,324

[1] Of which Société Générale shares assigned to cover stock options awarded to employees : EUR 112.6 million (compared with EUR 162.9 milion at December 31, 2003 and EUR 167.3 million at December 31, 2002).

	2004	2003
Number of shares	2,334,060	3,377,145
Nominal value per share (in euros)	1.25	1.25
Market value per share (in euros)	74.5	70.0
Book value per share (in euros)	48.22	48.22

[2] Of which securities carried by newly consolidated special purpose vehicles:

- EUR 3.7 billion of municipal bonds intended to be held to maturity

ADDITIONAL INFORMATION ON SECURITIES

(in millions of euros at December 31)	2004	2003	2002
Estimated market value of short-term investment securities :			
Unrealized capital gains [1]	270	70	178
Estimated value of long-term investment securities [2]	76	(2)	(64)
Premiums and discounts relating to short-term and long-term investment securities	62	(86)	(15)
Securities which changed category within the year:			
Trading securities reclassified as short-term investment securities	131	695	525
Securities reclassified as long-term investment securities	-	-	195
Long-term investment securities reclassified as short-term investment securities	48	824	778
Long-term investment securities sold before maturity	353	69	542
Investment in mutual funds :			
French mutual funds	15,353	12,810	8,747
Foreign mutual funds	5,741	3,369	2,751
Of which capital appreciation funds	638	688	675
Listed securities	130,087	117,427	112,641
Subordinated securities	686	727	357
Securities lent	6,972	3,856	4,027

[1] *Not including unrealized gains or losses on any forward financial instruments used to hedge short-term investment securities.*

[2] *Including unrealized gain or loss on instruments used to hedge long-term investment securities.*

NOTE 7

INVESTMENTS OF INSURANCE COMPANIES

(in millions of euros at December 31)

	2004	2003	2002
Real estate investments	344	265	223
Bonds and other debt securities	29,516	25,728	21,222
Investments held to guarantee unit-linked policies	15,052	14,031	13,384
Other investments	1,126	1,117	867
Shares and other equity securities	2,916	1,743	1,561
TOTAL	**48,954**	**42,884**	**37,257**

NOTE 8

Investments in non-consolidated subsidiaries and affiliates,
and other long-term equity investments

(in millions of euros at December 31)

	2004	2003	2002
Principal companies [1]			
0 to 5 %	3,376	4,381	5,213
Accor, Adecco, Alcatel, Altadis, Arcelor, Aviva, Carrefour, Dexia, France Télécom, ONA, Pernod Ricard, Peugeot SA, Sanofi, SCH, Sodexho Alliance, TF1, Total, Veolia Environnement, Vivendi Universal			
5 to 10 %	398	629	605
Cologne Re Managers, Hornby Lane			
10 to 20 %	351	339 *	255 *
Crédit Logement, Sopra, Sommer SA, Sicovam Holding			
+ 20 %	255	82 *	112 *
G Finance Luxembourg, Lysus, SCI Secovalde			
Sub-total	4,380	5,431	6,185
Other companies	1,160	1,191 *	1,400 *
Gross book value [2]	5,540	6,622	7585
Provisions for possible losses	(883)	(1,352)	(1,332)
Advances to non-consolidated companies	3	4	14
NET BOOK VALUE [3]	4,660	5,274	6267

* *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

[1] Only investments with a book value over EUR 30 million at December 31, 2004 are mentioned.

[2] Movements over the 2004 fiscal year : EUR (1,082) million, of which : acquisitions = EUR 554 million, disposals = EUR (1,573) million, changes in consolidation scope and other movements = EUR (63) million.

[3] Of which listed companies : net book value at December 31, 2004 = EUR 3,062 million ; market value = EUR 3,440 million.

NOTE 9

TANGIBLE AND INTANGIBLE FIXED ASSETS

(In millions of euros at December 31)

	Gross book value 2003	Acquisitions	Disposals	Changes in consolidation scope and other movements	Gross book value 2004	Accumulated depreciation and amortization 2004	Net book value 2004
OPERATING ASSETS							
Intangible assets							
Start-up costs	19	4	-	3	26	(18)	8
Software, EDP development costs	1,532	93	(11)	101	1,715	(1,228)	487
Other	456	194	(1)	(154)	495	(88)	407
Sub-total	**2,007**	**291**	**(12)**	**(50)**	**2,236**	**(1,334)**	**902**
Tangible assets							
Land and buildings	2,859	20	(39)	93	2,933	(842)	2,091
Other	3,587	393	(105)	(19)	3,856	(2,651)	1,205
Sub-total	**6,446**	**413**	**(144)**	**74**	**6,789**	**(3,493)**	**3,296**
NON-OPERATING ASSETS [1]							
Tangible assets							
Land and buildings	150	2	(4)	(35)	113	(38)	75
Pure rental transactions and other	5,577 *	2,277	(1,679)	(14)	6,161	(1,725)	4,436
Sub-total	**5,727**	**2,279**	**(1,683)**	**(49)**	**6,274**	**(1,763)**	**4,511**
TOTAL FIXED ASSETS	**14,180**	**2,983**	**(1,839)**	**(25)**	**15,299**	**(6,590)**	**8,709**

* *Amounts restated in relation to those given in 2003 annual report.*

[1] *Not including the proprietary real estate investment portfolio hold by specialized financing companies.*

NOTE 10

GOODWILL [1]

(in millions of euros at December 31)

	2004			2003			2002
	Gross book value	Accumulated amortization	Net book value	Gross book value	Accumulated amortization	Net book value	Net book value
Goodwill							
RETAIL BANKING	**1,739**	**(383)**	**1,356**	**1,581**	**(266)**	**1,315**	**1,344**
French Retail Banking network	114	(66)	48	115	(62)	53	56
Retail Banking network outside France[2]	1,141	(217)	924	1,033	(135)	898	961 *
Specialized subsidiaries and other [3]	484	(100)	384	433	(69)	364	327 *
CORPORATE AND INVESTMENT BANKING	**170**	**(160)**	**10**	**180**	**(161)**	**19**	**71**
Corporate Banking	45	(40)	5	45 *	(34) *	11 *	19 *
Investment Banking	125	(120)	5	135 *	(127) *	8 *	52 *
GLOBAL INVESTMENT AND MANNAGEMENT SERVICES	**965**	**(231)**	**734**	**994**	**(178)**	**816**	**738**
Asset Management	590	(130)	460	595	(97)	498	609
Private Banking	321	(85)	236	323	(65)	258	124
Boursorma [4]	49	(11)	38	67 *	(7) *	60 *	5 *
Securities Services	5	(5)	-	9 *	(9) *	-	-
CORPORATE CENTER	**7**	**(1)**	**6**	**3**	**(3)**	**-**	**1**
NET TOTAL	**2,881**	**(775)**	**2,106**	**2,758**	**(608)**	**2,150**	**2,154**

* *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

[1] *Current and exceptional amortizations expenses are assigned to the Corporate Center.*

[2] The change over 2004 in gross goodwill booked by Retail Banking outside France is essentially due to :
- the acquisition of the General Bank of Greece (GBG) in the second quarter of 2004,
- the impact of currency translation on goodwill booked in foreign currencies,
- the acquisition of an additional 7.32% stake in the capital in the Romanian Development Bank in the fourth quarter of 2004,

[3] The change over 2004 in gross goodwill booked by Specialized subsidiaries is essentially due to :
- the acquisition of SG Finans AS Norway, formerly known as Elcon, in the third quarter of 2004,
- the consolidation of Rusfinance in the fourth quarter of 2004,

[4] The goodwill on Selftrade, which merged with Boursorama in 2003, was revised in the fourth quarter of 2004.

NOTE 11

ACCRUALS, OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS

(in millions of euros at December 31)

	2004	2003	2002
Other assets			
Miscellaneous receivables	17,786	14,106 *	12,607
Premiums on options purchased	32,555	21,441	21,481
Settlement accounts on securities transactions	1,903	3,934	2,192
Other assets	1,021	759	1,148
Other insurance assets	390	323	212
Sub-total	**53,655**	**40,563**	**37,640**
Accruals and similar			
Prepaid expenses	546	524	400
Accrued income	1,890	2,572 *	2,724
Deferred taxes [1]	192	90	-
Other [2]	14,527	13,013	18,952
Sub-total	**17,155**	**16,199**	**22,076**
Gross amount	**70,810**	**56,762**	**59,716**
Allowances for possible losses	(167)	(214)	(221)
NET AMOUNT	**70,643**	**56,548**	**59,495**

** Amounts restated in relation to those given in 2003 annual report.*

[1] Breakdown of deferred tax by categories

(in million of euros at December 31, 2004)

	Deferred income tax assets	Deferred income tax liabilities
Timing differences related to :		
Inner reserve arising from lease financing transactions		722
Results of partnerships		187
Reassessment reserves (Note 1)		17
Others (principally relating to other reserves)	1,118	
Total	**1,118**	**926**

[2] Other accruals mainly comprise foreign currencies debit adjustment accounts, bonds discounts at issuance or redemption of bonds and assimilated securities, and the counterpart to profits from revaluation of forward financial instruments.

NOTE 12

DUE TO BANKS

(in millions of euros at December 31)

	2004	2003	2002
Demand deposits			
Demand deposits and current accounts	19,018	17,582	12,311
Borrowings secured by overnight notes	-	-	43
Sub-total	**19,018**	**17,582**	**12,354**
Term deposits			
Term deposits and borrowings	49,045	46,309	37,508
Borrowings secured by notes and securities	144	312	245
Sub-total	**49,189**	**46,621**	**37,753**
Related payables	345	324	395
Securities sold under repurchase agreements	23,809	19,081	18,737
TOTAL	**92,361**	**83,608**	**69,239**

NOTE 13

CUSTOMER DEPOSITS

(in millions of euros at December 31)

	2004	2003	2002
Special savings accounts			
Demand	25,188	21,587	18,287
Term	21,471	21,874	21,775
Sub-total	**46,659**	**43,461**	**40,062**
Other demand deposits			
Businesses and sole proprietors	31,898	29,650	24,866
Individual customers	26,077	23,745	21,594
Financial institutions	9,570	10,705	5,753
Other	7,071	4,184	5,303
Sub-total	**74,616**	**68,284**	**57,516**
Other term deposits			
Businesses and sole proprietors	19,156	25,783	25,051
Individual customers	11,797	10,213	10,988
Financial institutions	17,458	5,797	12,309
Other	3,847	5,717	5,902
Sub-total	**52,258**	**47,510**	**54,250**
Related payables	1,007	951	949
Total customer deposits [1]	**174,540**	**160,206**	**152,777**
Borrowings secured by notes and securities	1,626	3,229	2,210
Securities sold to customers under repurchase agreements	37,267	32,655	41,098
TOTAL	**213,433**	**196,090**	**196,085**

[1] Entities acquired in 2004 accounted for EUR 2,315 million in customer deposits.

NOTE 14

SECURITIZED DEBT PAYABLES

(in millions of euros at December 31)

	2004	2003	2002
Term savings certificates	772	841	881
Bond borrowings	5,111	4,607	5,253
Related payables.	31	84	185
Sub-total	**5,914**	**5,532**	**6,319**
Interbank certificates and negotiable debt instruments	91,376	77,052	71,104
Related payables	440	333	454
TOTAL	**97,730**	**82,917**	**77,877**

NOTE 15

UNDERWRITING RESERVES OF INSURANCE COMPANIES

(in millions of euros at December 31)

	2004	2003	2002
Unit-linked policy underwriting reserves.......	14,797	14,149	13,400
Life insurance underwriting reserves............	31,890	26,882	22,262
Non-life insurance underwriting reserves......	141	133	98
TOTAL	**46,828**	**41,164**	**35,760**

NOTE 16

ACCRUALS, OTHER ACCOUNTS PAYABLE AND OTHER LIABILITIES

(in millions of euros at December 31)

	2004	2003	2002
Transactions on securities			
Amounts payable for borrowed securities	8,523	8,611	6,640
Other amounts due for securities	28,880	32,575	24,272
Sub-total	**37,403**	**41,186**	**30,912**
Other liabilities			
Miscellaneous payables	15,665	13,927	12,627
Premiums on sold options	34,853	23,699	21,700
Settlement accounts on securities transactions	1,826	3,901	2,975
Other securities transactions	121	70	51
Related payables	148	227	180
Other insurance liabilities	78	73	84
Sub-total	**52,691**	**41,897**	**37,617**
Accruals and similar			
Accrued expenses	3,893	3,858	4,148
Deferred taxes	-	-	89
Deferred income	1,884	2,014	2,358
Other [1]	15,375	8,771	12,643
Sub-total	**21,152**	**14,643**	**19,238**
TOTAL	**111,246**	**97,726**	**87,767**

[1] This item mainly includes foreign currencies credit adjustment accounts and the counterpart to losses from revaluation of forward financial instruments.

NOTE 17

PROVISIONS AND RESERVES

(in millions of euros at December 31)

	2004	2003	2002
Allowances for possible losses recorded as a deduction from assets			
Banks	77	94	114
Customer loans	6,275	6,497	6,894 *
Lease financing agreements	244	250	182
Other	245	302	263
Sub-total	**6,841**	**7,143**	**7,453**
Allowances for general risks and commitments recorded as a liability			
Prudential general country risk reserve (Note 1)	432	453	465
Commitments made to banks	6	6	4
Commitments made to customers	221	273	327 *
Sectorial provisions and other [1]	572	558	277 *
Provisions for other risks and commitments	1,811	1,559	1,401 *
Sub-total	**3,042**	**2,849**	**2,474**
Total provisions (excluding securities) [2]	**9,883**	**9,992**	**9,927**
Allowances on securities	1,171	1,816	1,862
Allowances investments of insurance companies	8	2	10
TOTAL PROVISIONS [3]	**11,062**	**11,810**	**11,799**

** Amounts restated in relation to those given in 2002 annual report.*

[1] As of January 1st, 2003, all sectoral provisions that cannot be assigned to a single non-performing loan have been grouped in a specific account. The financial statements as of December 31, 2002 were restated accordingly for the purpose of comparison. These provisions were charged against the assets side on the balance sheet in the amount of EUR 176 million or were carried on the liabilities side of the balance sheet in the amount of EUR 101 million (EUR 71 million on off-balance sheet items for commitments with customers and EUR 30 million on provisions for risks and commitments).

[2] **The change in risk reserves breaks down as follows :**

(in millions of euros at December 31)

	2003	Net allocations	Others income statement balances [5]	Used provisions	Change in scope and exchange rates	2004
Prudential country risk reserve	453	6	-	-	(27)	432
Provisions for identified risks	7,980	328	32	(839)	139	7,640
Provisions for risks and charges [4]	1,559	101	187	(135)	99	1,811
Total	9,992	435	219	(974)	211	9,883

[3] An analysis of risk provisioning is given in the Management Report and the principles for allocating provisions are set out in the "Risk management" section of the annual report.
The insurance underwriting reserves are presented in Note 15.

[4] **Analysis of provisions for general risks and commitments**

(in millions of euros at December 31)

	2003	Net allocations	Others income statement balances [5]	Used provisions	Change in scope and exchange rates	2004
Provisions for pensions and other post-retirement benefits	302	-	16	-	23	**341**
Provisions for restructuring costs and litigations expenses	179	-	26	(3)	1	**203**
Provisions for tax adjustments	304	-	71	(11)	(1)	**363**
Provisions for forward financial instruments	107	-	70	(4)	(36)	**137**
Other provisions for risks and litigation	667	101	4	(117)	112	**767**
Total	**1,559**	**101**	**187**	**(135)**	**99**	**1,811**

[5] Provisions for unpaid interest income are charged against net banking income and the impact on earnings of provisions for general risks and commitments is recognized in the income statement balances.

NOTE 18

SUBORDINATED DEBT

(in millions of euros at December 31)

Currency issue	Outstanding	2005	2006	2007	2008	2009	Beyond 2009	Undated
Subordinated Capital notes								
EUR	8,421	566	274	547	122	314	6,281	317
USD	1,824	261	588	-	-	-	272	703
GBP	993	-	-	-	-	-	851	142
Other currencies	336	21	45	-	54	-	-	216
Sub-total	**11,574**	**848**	**907**	**547**	**176**	**314**	**7,404**	**1,378**
Dated subordinated debt								
EUR	29	-	-	-	-	-	9	20
USD	56	-	-	-	-	-	30	26
Other currencies	2	-	-	2	-	-	-	-
Sub-total	**87**	**-**	**-**	**2**	**-**	**-**	**39**	**46**
Related payables	269	-	-	-	-	-	-	269
TOTAL	**11,930**	**848**	**907**	**549**	**176**	**314**	**7,443**	**1,693**

NOTE 19

COMMITMENTS GRANTED

(in millions of euros at December 31)

	2004	2003		2002	
Loan commitments					
to banks	6,067	5,988	*	10,578	*
to customers [1]	98,134	93,288	*	80,544	*
Total	**104,201**	**99,276**		**91,122**	
Guarantee commitments					
on behalf of banks	1,739	2,340		4,999	*
on behalf of customers [1] [2]	48,570	43,996		39,591	*
TOTAL	**50,309**	**46,336**		**44,590**	

[*] *Amounts restated in relation to those given in 2002 and 2003 annual reports.*

[1] *As at December 31, 2004, credit lines and guarantee commitments granted to securitization vehicles and other special purpose vehicles amounted to EUR 21.4 billion and EUR 0.7 billion respectively.*

[2] *Including guarantees of capital and performance given to the holders of mutual funds units managed by entities of the Group.*

Securitization transactions

The Société Générale Group carries out securitization transactions on behalf of customers or investors, and provide as such credit enhancement and liquidity facilities to the securitization vehicles.
These vehicles are not consolidated in the Group's financial statements, in accordance with current accounting regulations.
As at December 31, 2004, there were six non-consolidated vehicles (Barton, Antalis, Asset One, Homes, ACE, PACE) structured by the Group on behalf of customers or investors. Total assets held by these vehicles and financed through the issuance of commercial papers amounted to EUR 15,053 million on this date.

The default risk on these assets is borne in the first place by the transferors of the underlying receivables or by third parties. The Société Générale Group provides an additional guarantee as a credit enhancement through the issuance of letters of credit in the amount of EUR 692 million. Furthermore, the Group has granted these vehicles liquidity lines in the amount of EUR 21,369 million on this date.

Use of credit derivatives

Guarantee commitments granted

Credit derivatives account for a marginal part of the hedging sales activity.

Guarantee commitments received

The Group uses credit derivatives in the management of its loans portfolio. They are primarily used to manage the concentration of our outstanding corporate loans. This reduces exposure to certain counterparties.

The notional amounts of credit derivatives purchased for this purpose are recorded under off-balance sheet commitments received. They are almost exclusively hedging positions. In nominal terms, EUR 6.5 billion in credit default swaps (CDS) were purchased at the end of December 2004 with an average residual maturity of 2.9 years (hedging positions).

Trading

Credit derivatives are also purchased and sold for trading purposes. Nominal amounts are not relevant to assess the level of risk for these activities monitored using the VaR method.

NOTE 20

FOREIGN EXCHANGE TRANSACTIONS

(In millions of euros at December 31)

	2004				2003			
	Assets	Liabilities	Currencies bought, not yet received	Currencies sold, not yet delivered	Assets	Liabilities	Currencies bought, not yet received	Currencues sold, not yet delivered
EUR	373,481	358,666	79,122	101,956	330,871	326,459	59,950	72,928
USD	136,550	158,138	187,736	161,378	126,962	140,756	146,595	129,541
GBP	16,181	18,026	31,268	31,948	18,563	19,484	29,389	28,369
JPY	15,114	10,699	38,528	41,726	14,817	6,493	22,378	28,988
Other currencies	59,763	55,560	70,442	71,838	48,174	44,195	60,550	61,609
TOTAL	**601,089**	**601,089**	**407,096**	**408,846**	**539,387**	**539,387**	**318,862**	**321,435**

	2002			
	Assets	Liabilities	Currencies bought, not yet received	Currencies sold, not yet delivered
EUR	302,842 *	288,050 *	60,921	86,421
USD	124,273 *	143,038 *	166,817	143,769
GBP	16,147	16,295	28,503	26,865
JPY	12,894	8,285	23,719	28,070
Other currencies	45,236 *	45,724 *	69,449	66,676
TOTAL	**501,392**	**501,392**	**349,409**	**351,801**

(*) *Amounts restated in relation to those given in 2002 annual report.*

NOTE 21

FORWARD FINANCIAL INSTRUMENT COMMITMENTS

(in millions of euros at December 31)

	Trading transactions	Hedging transactions	Total commitments 2004	2003	2002
Firm transactions					
Transactions on organized markets					
- Interest rate futures	578,752	2,351	581,103	423,121	416,207
- Currency futures	15,896	3,197	19,093	3,225	3,166
- Other forward contracts	247,313	66	247,379	136,210	71,456
OTC agreements					
- Interest rate swaps	3,297,215	88,695	3,385,910	2,750,728	2,831,911
- Currency financing swaps	131,470	2,698	134,168	116,083	101,782
- Forward Rate Agreements (FRA)	394,951	570	395,521	340,796	303,146
- Other	12,990	26,169	39,159	47,808	41,725
Options					
- Interest rate options	1,398,912	54,500	1,453,412	1,217,546	1,021,073
- Currency options	179,122	402	179,524	102,087	94,424
- Options on stock exchange indices and equities	326,426	11,900	338,326	363,016	255,386
- Other	82,312	39	82,351	46,379	47,477
TOTAL	**6,665,359**	**190,587**	**6,855,946**	**5,546,999**	**5,187,753**

Credit risk equivalent (in millions of euros at December 31)

The credit risk equivalent on these transactions determined in accordance with the methods recommended by the Basle Committee for the calculation of the international solvency ratio, breaks down as follows :

	2004	2003	2002
- OECD member governments and central banks	758	717	369
- OECD member banks and local authorities	15,786	14,282	16,414
- Customers	8,825	7,938	8,535
- Non-OECD member banks and central banks	590	447	420
Total (including netting agreements)	**25,959**	**23,384**	**25,738**

Bilateral netting agreements reduced the credit risk equivalent by EUR 71,687 million at December 31, 2004 versus EUR 59,994 million at December 31, 2003 and EUR 66,701 million at December 31, 2002.

Remaining term of the notional amounts of commitments (in million of euros)

	2004 0-1 year	1-5 years	over 5 years	Total
- Interest rate swaps	2,160,419	731,975	493,516	**3,385,910**
- Currency financing swaps	58,314	66,607	9,247	**134,168**
- Interest rate futures	898,469	77,810	345	**976,624**
- Foreign exchange futures	18,949	144	-	**19,093**
- Other firm instruments	159,080	117,597	9,861	**286,538**
- Interest rate options	480,072	931,538	41,802	**1,453,412**
- Foreign exchange options	162,957	14,897	1,670	**179,524**
- Other options	351,944	61,771	6,962	**420,677**
TOTAL	**4,290,204**	**2,002,339**	**563,403**	**6,855,946**

NOTE 22

BREAKDOWN OF ASSETS AND LIABILITIES BY TERM TO MATURITY

(in millions of euros at December 31, 2004)

	0-3 months	3 months - 1 year	1-5 years	over 5 years	Inter companies eliminations	Total
ASSETS						
Transactions with banks						
Due from banks	213,879	31,787	41,467	36,311	(257,330)	**66,114**
Transactions with customers						
Customer loans	99,906	26,366	72,715	49,414	(38,562)	**209,839**
Lease financing and similar agreements	1,869	3,152	10,745	4,870	-	**20,636**
Bonds and other debt securities						
Trading securities	18,045	46,875	876	264	(22,737)	**43,323**
Short-term investment securities	1,715	6,360	12,962	4,812	(13,797)	**12,052**
Long-term investment securities	549	2,270	6,237	11,369	(961)	**19,464**
LIABILITIES						
Transactions with banks						
Due to banks	241,626	33,912	49,561	40,145	(272,883)	**92,361**
Transactions with customers						
Customer deposits	180,911	8,497	23,986	19,189	(19,150)	**213,433**
Securitized debt payables	57,556	24,514	28,236	23,395	(35,971)	**97,730**

NOTE 23

CONSOLIDATED CASH FLOW STATEMENT

(in millions of euros at December 31,2004)

	USES	SOURCES
Cash flow		3,993
Dividends paid	1,199	
Net Cash Flow (a)		**2,794**
Capital increase		358
Treasury stock decrease/increase	896	163
Subordinated debt decrease/increase	471	1,352
Capital transactions (b)		**506**
(I) - LONG-TERM FUNDS (a)+(b)		**3,300**
Cost of investment in newly consolidated affiliates	312	
Purchase/proceeds from sale of affiliates and other long-term investments	279	1,769
Purchase/proceeds from sale of fixed assets	1,755	471
(II) - NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES	**106**	
(I) - (II) CHANGE IN WORKING CAPITAL		**3,194**
Interbank activities and cash		15,886
Customer loans	20,861	
Customer deposits		14,208
Securities activities	14,130	
Bond debts		451
Forward financial instrument commitments		1,319
Lease financing activities	1,268	
(III) NET CASH INFLOW/(OUTFLOW) FROM BANKING ACTIVITIES	**4,395**	
Insurance investments	6,132	
Insurance deposits		5,656
(IV) CASH INFLOW/(OUTFLOW) FROM NON BANKING ACTIVITIES	**476**	
(V) OTHER		**1,677**
(III) + (IV) - (V) CHANGE IN CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES	**3,194**	

The cash flow statement summarizes the cash flows resulting from transactions carried out by the Group that have an impact on its liquidity. Non-cash flows do not figure in this statement, notably the waiver of accounts receivable.

The investment of funds is recognized at the cost price.
The funds generated on the disposal of fixed assets are booked at the selling price (including capital gains or losses).

Translation adjustments relating to capital transactions are booked in the account "Other items". In contrast, translation adjustments concerning banking and non-banking activities are recognized in the corresponding accounts.

NOTE 24

INTEREST INCOME AND EXPENSES FROM TRANSACTIONS WITH BANKS

(in millions of euros at December 31)

	2004	2003	2002
Transactions with central banks, post office accounts and banks	1,578	1,461 *	2,090
Net premiums and discounts	78	75	77
Total interest income	**1,656**	**1,536**	**2,167**
Transactions with central banks, post office accounts and banks	(2,356)	(2,592)	(3,382)
Total interest expenses	**(2,356)**	**(2,592)**	**(3,382)**
Securities purchased under resale agreements and loans secured by notes and securities	2,409	1,744	2,112
Securities sold under repurchase agreements and borrowings secured by notes and securities	(2,493)	(2,004)	(2,121)
Net interest income from transactions with banks	**(784)**	**(1,316)**	**(1,224)**

* *Amounts restated in relation to those given in 2003 annual report.*

NOTE 25

INTEREST INCOME AND EXPENSES FROM TRANSACTIONS WITH CUSTOMERS

(in millions of euros at December 31)

	2004	2003	2002
Trade notes	690	660	693
Other customer loans			
- short-term loans	2,237	2,173	2,583
- export loans	211	242	524
- equipment loans	1,621	1,552	1,489
- mortgage loans	2,187	2,040	1,918
- other loans	1,055	1,010	1,079
Sub-total	**7,311**	**7,017**	**7,593**
Overdrafts	626	684	779
Net premiums and discounts	(27)	(9)	(22)
Total interest income	**8,600**	**8,352**	**9,043**
Special savings accounts	(1,224)	(1,276)	(1,298)
Other deposits	(2,076)	(1,806)	(2,510)
Total interest expenses	**(3,300)**	**(3,082)**	**(3,808)**
Securities purchased under resale agreements and loans secured by notes and securities	1,544	1,698	1,593
Securities sold under repurchase agreements and borrowings secured by notes and securities	(2,407)	(2,594)	(2,604)
Net interest income from transactions with customers	**4,437**	**4,374**	**4,224**

NOTE 26

NET INCOME FROM LEASE FINANCING AND SIMILAR AGREEMENTS

(in millions of euros at December 31)

	2004	2003	2002
Real estate lease financing agreements................	267	311	305
Equipment lease financing agreements.................	531	565	421
Lease-purchase and similar agreements	874	612	648
NET TOTAL	**1,672**	**1,488**	**1,374**

NOTE 27

DIVIDEND INCOME

(in millions of euros at December 31)

	2004	2003	2002
Dividends from shares and other equity securities	217	393	92
Dividends from affiliates and other long-term securities	179	189	199
TOTAL [1]	**396**	**582**	**291**

[1] Dividends received from investments in the trading portfolio have been classified under "Net income from financial transactions".

NOTE 28

NET FEE INCOME

(in millions of euros at December 31)

	2004	2003	2002
Fee income from :			
Transactions with banks	145	123	93
Transactions with customers	1,658	1,575	1,353
Securities transactions	2,542	2,170	2,513
Primary market transactions	224	222	171
Foreign exchange transactions and forward financial instruments	509	428	520
Loan and guarantee commitments	459	482	454
Services and other	1,601	1,507	1,374
Sub-total	**7,138**	**6,507**	**6,478**
Fee expense on :			
Transactions with banks	(164)	(154)	(153)
Securities transactions	(381)	(293)	(368) *
Foreign exchange transactions and forward financial instruments	(382)	(347)	(411)
Loan and guarantee commitments	(340)	(123)	(125)
Other	(602)	(506)	(428)
Sub-total	**(1,869)**	**(1,423)**	**(1,485)**
NET TOTAL (1)	**5,269**	**5,084**	**4,993**

(1) Net fee income breaks down per type of service, as follows:

	2004	2003	2002
- banking services and advisory	*2,413*	*2,342*	*2,078*
- guarantees and endorsements	*118*	*358*	*330*
- issuance	*224*	*222*	*171*
- asset management and life insurance	*1,920*	*1,655*	*1,770*
- brokerage and other	*594*	*507*	*644* *

(*) As of January 1st, 2003, commissions paid to brokers who are considered to have the same status as salaried employees which were previously booked as fees and commisions directly charged against Net Banking Income are recognised under personnal expenses. The commissions have been restated in the financial statements as of December 31, 2002 in the amount of EUR 119 million.

NOTE 29

NET INCOME FROM FINANCIAL TRANSACTIONS

(in millions of euros at December 31)

	2004	2003	2002
Net income from the trading portfolio :			
Net income from operations on trading securities	3,854	4,615	(4,959)
Net income from forward financial instruments	(601)	(2,536) *	7,528
Net income from foreign exchange transactions	826	1,514	769
Sub-total [1]	**4,079**	**3,593**	**3,338**
Net income on short-term investment securities :			
Gains on sale	338	172	145
Losses on sale	(417)	(98)	(128)
Net (increase) decrease in allowances	177	23	26
Sub-total	**98**	**97**	**43**
Net income on shares intended for portfolio activity :			
Gains on shares intended for portfolio activity	12	(20)	(31)
Net (increase) decrease in allowances for portfolio activity	28	40	(87)
Sub-total	**40**	**20**	**(118)**
NET TOTAL	**4,217**	**3,710**	**3,263**

* *Amounts restated in relation to those given in 2003 annual report.*

[1] *As transactions are recognized on the basis of the type of instrument and not on the basis of the purpose for which they are used, the income generated by the same must be assessed as a whole.*
It should be noted that this income does not include either the refinancing cost of financial transactions, or trading coupons. However, it does include the sales margin generated on structured products integrating forward financial instruments or on the distribution of complex products.

NOTE 30

GROSS MARGIN OF INSURANCE BUSINESSES

(in millions of euros at December 31)

	2004	2003	2002
Earned premiums	7,448	6,524	5,398
Cost of benefits (including change in reserves)	(7,210)	(6,236)	(5,150)
Net income from investments	338	151	172
Other technical income and expenses	(348)	(302)	(287)
Reclassification of operating expenses	(125)	(92)	(82)
TOTAL	**103**	**45**	**51**

The gross margin of insurance companies corresponds to the income generated on life and non-life insurance policies. In particular, it does not include front-end loads, management fees charged on the policy outstanding, commissions paid to the distribution networks, and financial income realized on capital investments, which are broken down in the other items making up net banking income.

The contribution of insurance companies to consolidated net banking income is as follows :

(in millions of euros at December 31)

	2004	2003	2002
Contribution to NBI before elimination of intercompany transactions	593	465	449
Elimination of intercompany transactions (*)	222	159	165
Contribution to NBI after elimination of intercompany transactions	371	306	284

(*) This essentially concerns the elimination of commissions paid by the insurance companies to the distribution networks and the elimination of financial income on investments made in other Group companies.

NOTE 31

NET INCOME FROM OTHER ACTIVITIES

(in millions of euros at December 31)

	2004	2003	2002
Net income from real estate development	40	30	45
Net income from real estate investments [1]	39	227	38
Net income from other activities	23	27	16
TOTAL	**102**	**284**	**99**

[1] *Net income from real-estate investments in the financial year 2003 includes a capital gain of EUR 189 million from the sale of the Paris Trocadéro building.*

NOTE 32

PERSONNEL EXPENSES

(in millions of euros at December 31)

	2004	2003	2002
Employee compensation [1]	4,626	4,431	4,428 *
Social security benefits and payroll taxes [1]	1,772	1,657	1,537
Employee profit sharing and incentives [3]	205	235	214
TOTAL	**6,603**	**6,323**	**6,179**
Average staff [2]	**93,359**	**90,040**	**88,278**
In France	51,753	51,349	50,689
Outside France	41,606	38,691	37,589

The average headcount of the newly acquired subsidiaries is not adjusted in proportion to the length of time that the subsidiaries have been owned. The companies acquired in 2004 contributed 2,707 employees.

** As of January 1st, 2003, commissions paid to brokers who are considered to have the same status as salaried employees which were previously booked as fees and commisions directly charged against Net Banking Income are recognised under personnal expenses. The personnal expenses have been restated in the financial statements as of December 31, 2002 in the amount of EUR 119 million.*

[1] Of which EUR 1,628 million for bonuses at December 31, 2004 (EUR 1,560 million at December 31, 2003 and EUR 1,310 million at December 31, 2002).

[2] *Including temporary staff*

[3] *Analysis of the expense for the last five years :*

(in millions of euros at December 31)

	2004	2003	2002	2001	2000
Société Générale (*)					
Profit sharing	-	15 (**)	(1)	1	52
Incentives	50	49	62	50	55
Employer contribution	72	72	74	67	62
Sub-total	122	136	135	118	169
Subsidiaries	83	99	79	66	70
TOTAL	205	235	214	184	239

(*) Including SOGENAL in 2001

(**) Allowance for profit sharing

Remuneration of members of the Board of Directors and Chief Executive Officers.

Total attendance fees paid in February 2005 to the Company' directors for the 2004 financial years amounted to EUR 0.65 million.

The remuneration paid in 2004 to the chairman and the chief executive officer amounted to EUR 4.35 million (including EUR 2.77 million in the form of performance-linked bonuses for the 2003 financial year).

NOTE 33

COST OF RISK

(in millions of euros at December 31)

	2004	2003	2002
Net allocation to provisions for identified risks			
- Provisions for identified risks	(328)	(948)	(1,243)
- Provisions for risks and charges	(101)	(83)	(18)
- Losses not covered by provisions and amounts recovered on write-offs	(106)	(144)	(101)
Sub-total	**(535)**	**(1,175)**	**(1,362)**
Net allocation to general country risk reserves	(6)	(51)	61
Net allocation to provisions for receivables and commitments	**(541)**	**(1,226)**	**(1,301)**

NOTE 34

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

(in millions of euros at December 31)

	% voting interest	Activity	Société Générale's equity contribution (*)	Société Générale's share in net income (loss)		
				2004	2003	2002
Non-financial companies						
Chesapeake Holding (CHC)	36.35	Financing	(68)	9	9	12
Sifa [1]	-	Portfolio management	-	-	-	4
Géodis [2]	16.63	Industrial and commercial company	(8)	9	5	(13)
Property companies of the Sogéprom group		Property companies	28	14	7	7
Other [5]			(3)	-	-	-
Sub-total			**(51)**	**32**	**21**	**10**
Financial companies						
Sophia [3]	-	Property company	-	-	9	24
United Arab Bank	20.00	Bank	10	4	4	4
Companies of the SG Investment UK group [4]	-	Industrial and commercial companies	4	4	-	-
Other [5]			15	2	9	10
Sub-total			**29**	**10**	**22**	**38**
TOTAL			**(22)**	**42**	**43**	**48**

(*) Including the Group's earnings as of December 31, 2004.

[1] The exchange of shares in the second half of 2002 of the entire stake for 100% of the capital of Fontanor II, which is now fully consolidated.
[2] In the second half of 2004, the group sold 10.54% of its stake in Géodis.
[3] A company sold in February 2004 as part of the public offer launched by GE Real Estate Investissement France, a subsidiary of General Electric.
[4] Includes companies held by Infrastructure Principal Finance Fund.
[5] Includes notably subsidiaries sub-consolidated by Komercni Banka (MPSS) and Crédit du Nord.

NOTE 35

NET INCOME FROM LONG-TERM INVESTMENTS

(in millions of euros at December 31)

	2004	2003	2002
Long-term investment securities			
Net capital gains (or losses) on sale	2	4	47
Net allocation to provisions	1	-	-
Sub-total	**3**	**4**	**47**
Investments in non-consolidated subsidiaries and affiliates			
Gains on sale [(1)]	275	466	744 *
Losses on sale [(1)]	(79)	(48)	(268) *
Net allocation to provisions	(95)	(47)	(827) *
Sub-total	**101**	**371**	**(351)**
Operating fixed assets			
Gains on sale	25	37	33
Losses on sale	(10)	(15)	(28)
Sub-total	**15**	**22**	**5**
NET TOTAL	**119**	**397**	**(299)**

* *Amounts restated in relation to those given in 2002 annual report.*

[(1)] Capital gains or losses on disposals are calculated using the net book value of the shares sold, including the write-back of provisions booked at the end of the previous financial period if applicable.

NOTE 36

EXCEPTIONAL ITEMS

(in millions of euros at December 31)

	2004	2003	2002
Exceptional gains	2	2	13
Exceptional losses	(50)	(48)	(183)
NET TOTAL	**(48)**	**(46)**	**(170)**

Breakdown of exceptional items	2004	2003	2002
- Provision booked to cover the fraud affecting Cowen's former private client brokerage division [1]	(28)	(46)	(159)
- Change in estimate of income invoiced for maintenance services provided in connection with operating leasing activities [2]	(20)	-	-
- Provisions for costs linked to introduction of the single European currency and Y2K	-	-	(9)
- Contribution by French banks to the Compensation Fund and to "Fondation du Souvenir des victimes de la Shoah"	-	-	(2)

[1] See note 1. A reversal for an equivalent amount from the General Reserve for Banking Risks was recognized in the accounts at December 31, 2003, December 31, 2002 and December 31, 2004.

[2] The accounting treatment of income invoiced for maintenance services provided in connection with leasing activities aims to show a constant margin on these products in relation to the expenses incurred, over the duration of the leasing contract. The harmonization of the models used within the Group to calculate income to be reported under this treatment resulted in a change in this estimate. The impact of this change was recognized in the form of an Exceptional loss of EUR 20 million in the first half of 2004, and the deferred tax income relative to this expense was booked under Income tax in the amount of EUR 7 million.

NOTE 37

INCOME TAX

(in millions of euros at December 31)

	2004	2003	2002
Current taxes	(1,341)	(1,194)	(767)
Deferred taxes	(57)	33	118
TOTAL [(1)]	**(1,398)**	**(1,161)**	**(649)**

[(1)] The reconciliation of the difference between the Group's normative tax rate and its effective tax rate breaks down as follows :

	2004	2003	2002	
Income before tax and net income from companies accounted for by the equity method	5,007	4,240	2,447	
Normal tax rate applicable to French companies (including 3% and 3.3% tax surcharges)	35.4%	35.4%	35.4%	
Permanent differences	-0.5%	-2.5%	-5.7%	*
Differential on items taxed at reduced rate	-1.1%	-0.7%	2.7%	
Tax rate differential on profits taxed outside France	-3.3%	-3.4%	-5.2%	
Impact of non-deductible losses for the period and use of losses carried forward	-2.6%	-1.4%	-0.6%	*
EFFECTIVE TAX RATE	27.9%	27.4%	26.6%	

* Amounts restated in relation to those given in 2002 annual report.

NOTE 38

INCOME STATEMENT BY CORE BUSINESS

(in millions of euros at December 31)	Retail Banking			Global Investment & Management Services			Coporate & Investment Banking			Corporate Center			Group		
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net banking income	9,685	8,980	8,447	2,266	1,983	1,982	4,697	4,734	4,365	(232)	(60)	(221)	16,416	15,637	14,573
Operating expenses	(6,346)	(5,983)	(5,694)	(1,631)	(1,511)	(1,480)	(2,887)	(2,913)	(3,139)	(103)	(161)	(213)	(10,967)	(10,568)	(10,526)
Gross operating income	3,339	2,997	2,753	635	472	502	1,810	1,821	1,226	(335)	(221)	(434)	5,449	5,069	4,047
Cost of risk	(589)	(647)	(650)	(8)	(13)	(14)	60	(510)	(720)	(4)	(56)	83	(541)	(1,226)	(1,301)
Net income from companies accounted for by the equity method	5	13	14	-	-	-	28	17	18	9	13	16	42	43	48
Net income from long-term investments	33	6	21	2	(10)	(9)	16	27	24	68	374	(335)	119	397	(299)
Earnings before exceptional items and tax	2,788	2,369	2,138	629	449	479	1,914	1,355	548	(262)	110	(670)	5,069	4,283	2,495
Exceptional items	-	-	-	-	-	-	-	-	-	(48)	(46)	(170)	(48)	(46)	(170)
Income tax	(955)	(805)	(723)	(193)	(138)	(153)	(449)	(295)	(57)	199	77	284	(1,398)	(1,161)	(649)
Amortization of goodwill	-	-	-	-	-	-	-	-	-	(186)	(217)	(184)	(186)	(217)	(184)
Net reversal from General Reserve for Banking Risks	-	-	-	-	-	-	-	-	-	28	(104)	159	28	(104)	159
Net income before minority interests	1,833	1,564	1,415	438	311	326	1,465	1,060	491	(269)	(180)	(581)	3,465	2,755	1,651
Minority interests	(218)	(187)	(172)	(44)	(21)	(16)	(6)	(8)	(21)	(72)	(47)	(45)	(340)	(263)	(254)
Net income	1,615	1,377	1,243	392	290	310	1,459	1,052	470	(341)	(227)	(626)	3,125	2,492	1,397

The principles and methodology for determining results by core business are detailed in the Management Report of 2004
Results by core business have been restated in relation to those given in 2002 and 2003 annual report due notably to internal business transfer.

NOTE 39

GEOGRAPHICAL BREAKDOWN OF NET BANKING INCOME (*)

(in millions of euros at December 31,2004)

	France	Europe	Americas	Asia	Africa	Oceania	Total
Net interest and similar income[1]	2,050	2,357	1,496	65	346	99	6,413
Net fee income	3,085	839	998	153	168	26	5,269
Net income from financial transactions	3,558	314	(34)	350	33	(4)	4,217
Other net operating income	258	233	5	4	18	(1)	517
Net banking income	**8,951**	**3,743**	**2,465**	**572**	**565**	**120**	**16,416**

(*) Geographical regions in which companies recording income are located.

[1] *Including dividend income and net income from lease financing and similar agreements.*

NOTE 40

COMPANIES INCLUDED IN THE CONSOLIDATION SCOPE

	COUNTRY	METHOD FULL : FULL CONSOLIDATION PROP : PROPORTIONATE CONSOLIDATION EQUITY : EQUITY METHOD	Group ownership interest December 2004	Group ownership interest December 2003	Group voting interest December 2004	Group voting interest December 2003
FRANCE						
BANKS						
. Banque de Polynésie	France	FULL	80,00	80,00	80,00	80,00
. Barep	France	FULL	100,00	100,00	100,00	100,00
. BFCOI	France	FULL	50,00	50,00	50,00	50,00
. Calif	France	FULL	100,00	100,00	100,00	100,00
. Crédit du Nord (1)	France	FULL	80,00	80,00	80,00	80,00
. Génébanque	France	FULL	100,00	100,00	100,00	100,00
. Groupama Banques	France	PROP	40,00	40,00	40,00	40,00
. SG Calédonienne de Banque	France	FULL	100,00	100,00	100,00	100,00
. SG de Banque aux Antilles	France	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. Barep Gestion	France	FULL	100,00	100,00	100,00	100,00
. Euro VL (1)	France	FULL	100,00	100,00	100,00	100,00
. IEC	France	FULL	100,00	100,00	100,00	100,00
. Lyxor Asset Management	France	FULL	100,00	100,00	100,00	100,00
. Lyxor International Asset Management	France	FULL	100,00	100,00	100,00	100,00
. Lyxor Strategium N°1 (2)	France	FULL	100,00	-	100,00	-
. Nofirec (1)	France	FULL	100,00	100,00	100,00	100,00
. Pargestonds	France	FULL	100,00	100,00	100,00	100,00
. Primafair SAS	France	FULL	100,00	100,00	100,00	100,00
. SG Asset Management	France	FULL	100,00	100,00	100,00	100,00
. SGAM AI	France	FULL	100,00	100,00	100,00	100,00
. SGAM Finance (1)	*France*	*FULL*	*100,00*	*100,00*	*100,00*	*100,00*
. SGAM HDG Investment (3)	France	FULL	100,00	-	100,00	-
. SGOP (4)	France	FULL	-	100,00	-	100,00
SPECIALIST FINANCING						
. Airbail	France	FULL	100,00	100,00	100,00	100,00
. Ipersoc SAS	France	FULL	100,00	100,00	100,00	100,00
. Bull Finance	France	FULL	51,35	51,35	51,35	51,35
. Cafirec	France	FULL	100,00	100,00	100,00	100,00
. Cofranteg	France	FULL	100,00	100,00	100,00	100,00
. Compagnie Générale de Location d'Equipements (1)	France	FULL	99,73	99,73	99,73	99,73
. Datarec	France	FULL	100,00	100,00	100,00	100,00
. Diebold Computer Leasing	France	FULL	100,00	100,00	100,00	100,00
. Evalparts (2)	France	FULL	100,00	-	100,00	-
. Fenwick Lease	France	FULL	100,00	100,00	100,00	100,00
. Fontanor (1)	France	FULL	100,00	100,00	100,00	100,00
. Franfinance (1)	France	FULL	99,99	99,99	99,99	99,99
. Franfinance Location	France	FULL	99,99	99,99	100,00	100,00
. French Supermarkets 1 (2)	France	FULL	100,00	-	100,00	-
. Génécal	France	FULL	89,08	75,01	89,08	75,01
. Génécomi	France	FULL	58,52	72,43	58,52	72,43
. Haoroe SAS (2)	France	FULL	100,00	-	100,00	-
. Linden SAS	France	FULL	100,00	100,00	100,00	100,00
. Locaplan S.A. (6)	France	FULL	-	100,00	-	100,00
. Orpavimob SA	France	FULL	100,00	100,00	100,00	100,00
. Promopart	*France*	*FULL*	*100,00*	*100,00*	*100,00*	*100,00*
. Rusfinance SAS (2)	France	FULL	51,01	-	51,01	-
. Sagem Lease (2)	France	FULL	100,00	-	100,00	-
. SCP Clémence	France	FULL	100,00	100,00	100,00	100,00
. SCP Cygne	France	FULL	100,00	100,00	100,00	100,00
. SCP de la Prose	France	FULL	100,00	100,00	100,00	100,00
. SCP Muscade	France	FULL	100,00	100,00	100,00	100,00
. SCP Philibert	France	FULL	100,00	100,00	100,00	100,00
. SCP Salomé	France	FULL	100,00	100,00	100,00	100,00
. SG Services	France	FULL	100,00	100,00	100,00	100,00
. SNC Athena Investissements	France	FULL	100,00	100,00	100,00	100,00
. SNC Cofininvest	France	FULL	100,00	100,00	100,00	100,00
. SNC Distinvest	France	FULL	100,00	100,00	100,00	100,00
. SNC Finovadis	France	FULL	100,00	100,00	100,00	100,00
. SNC Fininva	France	FULL	100,00	100,00	100,00	100,00
. SNC Paris Strasbourg	France	FULL	100,00	100,00	100,00	100,00
. SNC Financières Valmy Investissements	France	FULL	100,00	100,00	100,00	100,00
. SNC Sirius (2)	France	FULL	100,00	-	100,00	-
. Sofinabail	France	FULL	100,00	100,00	100,00	100,00
. SAS IPF	France	FULL	100,00	100,00	100,00	100,00
. Sofom	France	FULL	100,00	100,00	100,00	100,00
. Sofrafi	France	FULL	100,00	100,00	100,00	100,00
. Sogéfimur	France	FULL	100,00	100,00	100,00	100,00
. Sogéfinancement	France	FULL	100,00	100,00	100,00	100,00
. Sogéfinerg	France	FULL	100,00	100,00	100,00	100,00
. Sogéga PME	France	FULL	100,00	100,00	100,00	100,00
. Sogelease France	France	FULL	100,00	100,00	100,00	100,00
. Solocvi	France	FULL	100,00	100,00	100,00	100,00
. Temsys (1)	France	FULL	100,00	100,00	100,00	100,00
. Valmyfin	France	FULL	100,00	100,00	100,00	100,00
. Varoner 2	France	FULL	100,00	100,00	100,00	100,00
PORTOFOLIO MANAGEMENT						
. Aurelec	France	FULL	100,00	100,00	100,00	100,00
. Ezépart	France	FULL	100,00	100,00	100,00	100,00
. Finareg	France	FULL	100,00	100,00	100,00	100,00
. Finecorp	France	FULL	100,00	100,00	100,00	100,00
. Fonvalor2	France	FULL	100,00	100,00	100,00	100,00
. Geforpat	France	FULL	100,00	100,00	100,00	100,00
. Géné Act 1	France	FULL	100,00	100,00	100,00	100,00
. Généfinance	France	FULL	100,00	100,00	100,00	100,00
. SG Financial Services Holding (10)	France	FULL	100,00	100,00	100,00	100,00
. Généinvestissement (7)	*France*	*FULL*	-	*100,00*	-	*100,00*
. Géněplus (7)	France	FULL	-	100,00	-	100,00
. Généval	France	FULL	100,00	100,00	100,00	100,00
. Geninfo	France	FULL	100,00	100,00	100,00	100,00
. Libécap	France	FULL	100,00	100,00	100,00	100,00
. Megaval	France	FULL	100,00	100,00	100,00	100,00
. Salvépar (1)	France	FULL	51,42	51,42	51,42	51,42
. SCI Foncière Défense	France	FULL	99,99	99,99	100,00	100,00
. SG Capital Développement	France	FULL	100,00	100,00	100,00	100,00
. SGOP Holding (4)	France	FULL	-	100,00	-	100,00
. SHTV Holding	France	FULL	100,00	100,00	100,00	100,00
. Sivalparts	France	FULL	100,00	100,00	100,00	100,00
. Sogéfim	France	FULL	100,00	100,00	100,00	100,00
. Sogénal Participations	France	FULL	100,00	100,00	100,00	100,00
. Sogéparts	France	FULL	100,00	100,00	100,00	100,00
. Sogéparticipations (ex-Sogénal) (1)	France	FULL	100,00	100,00	100,00	100,00
. Sogéplus (7)	France	FULL	100,00	100,00	100,00	100,00
. Soginnove	France	FULL	100,00	100,00	100,00	100,00
. Sté Rue Edouard- VII	France	FULL	99,91	99,91	99,91	99,91
. Valminco (4)	France	FULL	-	100,00	-	100,00
. Vouric	France	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Banque	France	FULL	100,00	100,00	100,00	100,00
. Fimat SNC	France	FULL	100,00	100,00	100,00	100,00
. Boursorama (1) (5)	*France*	*FULL*	*71,03*	*71,01*	*71,03*	*71,01*
. SG Énergie (1)	France	FULL	100,00	100,00	100,00	100,00
. Gaselys	France	PROP	49,00	49,00	49,00	49,00
. Clickoptions	France	FULL	100,00	100,00	100,00	100,00
. SG Euro CT	France	FULL	100,00	100,00	100,00	100,00
. SG Options Europe	France	FULL	100,00	100,00	100,00	100,00
. SG Securities Paris	France	FULL	100,00	100,00	100,00	100,00

	COUNTRY	METHOD FULL: FULL CONSOLIDATION PROP: PROPORTIONATE CONSOLIDATION EQUITY: EQUITY METHOD	Group ownership interest		Group voting interest	
			December 2004	December 2003	December 2004	December 2003
REAL ESTATE AND REAL ESTATE FINANCING						
. Coprim (6)	France	FULL	-	100,00	-	100,00
. Galybet	France	FULL	100,00	100,00	100,00	100,00
. Généfim (1)	France	FULL	100,00	100,00	100,00	100,00
. Généfimmo (1)	France	FULL	100,00	100,00	100,00	100,00
. Patriges Grace Church (4)	France	FULL	-	100,00	-	100,00
. SFCC (4)	France	FULL	-	99,99	-	99,99
. Sogébail	France	FULL	45,33	44,26	47,11	46,79
. Sogéprom (1)	France	FULL	100,00	77,56	100,00	89,99
. *Sophia (1) (8)*	*France*	*EQUITY*	-	*25,20*	-	*25,20*
. Sophia-bail	France	FULL	51,00	63,35	51,00	51,00
SERVICES						
. CGA	France	FULL	100,00	100,00	100,00	100,00
. ECS (1)	France	FULL	100,00	100,00	100,00	100,00
. Parel	France	FULL	100,00	100,00	100,00	100,00
. Socogéfi	France	FULL	100,00	100,00	100,00	100,00
GROUP REAL ESTATE MANAGEMENT COMPANIES						
. CFM (1)	France	FULL	100,00	100,00	100,00	100,00
. Eléaparts	France	FULL	100,00	100,00	100,00	100,00
. Génégis 1	France	FULL	100,00	100,00	100,00	100,00
. Génégis 2	France	FULL	100,00	100,00	100,00	100,00
. Génévalmy	France	FULL	100,00	100,00	100,00	100,00
. SC Alicante 2000	France	FULL	71,52	71,52	100,00	100,00
. SC Chassagne 2000	France	FULL	71,52	71,52	100,00	100,00
. SCI Opéra 72	France	FULL	99,99	99,99	100,00	100,00
. SI 29 Haussmann	France	FULL	100,00	100,00	100,00	100,00
. Société Immobilière de Strasbourg	France	FULL	100,00	100,00	100,00	100,00
. Sogé Colline Sud	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 1	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 2	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 3	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 4	France	FULL	100,00	100,00	100,00	100,00
. Sogéfontenay	France	FULL	100,00	100,00	100,00	100,00
. Soginfo (1)	France	FULL	100,00	100,00	100,00	100,00
. STIP	France	FULL	99,99	99,99	100,00	100,00
. Valminvest	France	FULL	100,00	100,00	100,00	100,00
INSURANCE						
. Génécar	France	FULL	100,00	100,00	100,00	100,00
. Sogécap	France	FULL	100,00	100,00	100,00	100,00
. Sogessur	France	FULL	65,00	65,00	65,00	65,00
EUROPE						
BANKS						
. Banca Romana Pentru Devzvoltare (1)	Romania	FULL	58,32	51,00	58,32	51,00
- General Bank of Greece (1) (2)	Greece	FULL	50,01	-	50,01	-
. Komercni Banka (1)	Czech Republic	FULL	60,35	60,35	60,35	60,35
. SG Bank Nederland NV	Netherlands	FULL	100,00	100,00	100,00	100,00
. SG Express Bank	Bulgaria	FULL	97,95	97,95	97,95	97,95
. SG Hambros Bank Limited (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. SG Private Banking (Suisse) (1)	Switzerland	FULL	77,62	77,62	77,62	77,62
. SG Serbie Bank (2)	Serbia	FULL	100,00	-	100,00	-
. SG Vostok (1)	Russia	FULL	100,00	100,00	100,00	100,00
. SGBT Luxembourg (1)	Luxembourg	FULL	100,00	100,00	100,00	100,00
. SGBT Monaco	Monaco	FULL	100,00	100,00	100,00	100,00
. SKB Banka (1)	Slovenia	FULL	99,58	99,58	99,58	99,58
. Société Générale Cyprus Ltd	Cyprus	FULL	51,00	51,00	51,00	51,00
. Sogéparticipations Belgique (1)	Belgium	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. Euro-VL Luxembourg	Luxembourg	FULL	100,00	100,00	100,00	100,00
. SG Wertpapierhandelsgesellschaft Mbh (1)	Germany	FULL	100,00	100,00	100,00	100,00
. Horizon Equity Sarl (1)	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Intersoge (9)	Switzerland	FULL	-	100,00	-	100,00
. Lightning Finance Company Ltd	Irland	FULL	51,00	51,00	51,00	51,00
. Lyxor Master Funds	Jersey	FULL	100,00	100,00	100,00	100,00
. SG Acceptance	Netherlands	FULL	100,00	100,00	100,00	100,00
. SG Asset Management Group Ltd (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. SGAM Iberia	Spain	FULL	100,00	100,00	100,00	100,00
. SG Effekten	Germany	FULL	100,00	100,00	100,00	100,00
. SG Finance Ireland	Ireland	FULL	100,00	100,00	100,00	100,00
. SG Financial Product Cyprus (4)	Cyprus	FULL	-	100,00	-	100,00
. SG Investment UK Ltd (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. SG Russel Asset Management	Ireland	PROP	50,00	50,00	50,00	50,00
. SG Securities London	Great Britain	FULL	100,00	100,00	100,00	100,00
SPECIALIST FINANCING						
. Axus Belgium (1)	Belgium	FULL	100,00	100,00	100,00	100,00
. Axus Danmark A/S	Denmark	FULL	100,00	100,00	100,00	100,00
. Axus Finland Oy	Finland	FULL	100,00	100,00	100,00	100,00
. Axus Italiana S.R.L	Italy	FULL	100,00	100,00	100,00	100,00
. Axus Nederland B.V.	Netherlands	FULL	100,00	100,00	100,00	100,00
. Axus Norge A.S.	Norway	FULL	100,00	100,00	100,00	100,00
. Axus Sverige AB	Sweden	FULL	100,00	100,00	100,00	100,00
. Axus UK Limited (6)	Great Britain	FULL	-	100,00	-	100,00
. Hertz Lease de Espana S.A. (6)	Spain	FULL	-	100,00	-	100,00
. Montalis Investment BV (2)	Netherlands	FULL	100,00	-	100,00	-
. Promopart Snc	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Sogega Pme Snc	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Adria Leasing Spa (groupe GEFA-ALD)	Italy	FULL	100,00	100,00	100,00	100,00
. ALD Autoleasing Gmbh (groupe GEFA-ALD) (1)	Germany	FULL	100,00	92,59	100,00	92,59
. ALD Automotive Group PLC (groupe GEFA-ALD) (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. ALD International Gmbh	Germany	FULL	100,00	100,00	100,00	100,00
. ALD International S.A.	Germany	FULL	100,00	100,00	100,00	100,00
. ALD Portugal	Portugal	FULL	100,00	100,00	100,00	100,00
. Amber	Great Britain	FULL	100,00	100,00	43,80	100,00
. ALD Automotive S.A (Spain) (1)	Spain	FULL	100,00	100,00	100,00	100,00
. SG Factoring Spa	Italy	FULL	100,00	100,00	100,00	100,00
. Franfinance Leasing Italia Spa (groupe GEFA-ALD)	Italy	FULL	100,00	100,00	100,00	100,00
. SGEF SA & CO KG	Germany	FULL	100,00	100,00	100,00	100,00
. FRANFINANCE Czech Republic s.r.o.	Czechoslovakia	FULL	100,00	100,00	100,00	100,00
. Franfinance Polska Sp zoo (groupe GEFA-ALD)	Polska	FULL	99,01	99,01	99,01	99,01
. Fiditalia Spa	Italy	FULL	100,00	100,00	100,00	100,00
. Fraer Leasing Spa (groupe GEFA-ALD)	Italy	FULL	67,75	67,75	67,75	67,75
. Gefa Gesellschaft Abstatzfinanzierung (groupe GEFA-ALD)	Germany	FULL	100,00	100,00	100,00	100,00
. Gefa Leasing Gmbh (groupe GEFA-ALD)	Germany	FULL	100,00	100,00	100,00	100,00
. ALD Czech Republic	Czechoslovakia	FULL	100,00	100,00	100,00	100,00
. Local Rent S.P.A	Italy	PROP	50,00	50,00	50,00	50,00
. OOO Rusfinance (2)	Russia	FULL	51,01	-	100,00	-
. SGEF International GMBH (2)	Germany	FULL	100,00	-	100,00	-
. SGEF Schweitz AG (2)	Switzerland	FULL	100,00	-	100,00	-
. SG Finans AS Norway (2)	Norway	FULL	100,00	-	100,00	-
. SG Holding de Valores y Participationes	Spain	FULL	100,00	100,00	100,00	100,00
. Sogelease BV Nederland	Netherlands	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Switzerland AG (9)	Switzerland	FULL	-	100,00	-	100,00
. Fimat Londres branch	Great Britain	FULL	100,00	100,00	100,00	100,00
. Fimat Francfort branch	Germany	FULL	100,00	100,00	100,00	100,00
. Fimat Madrid branch	Spain	FULL	100,00	100,00	100,00	100,00
INSURANCE						
. Généras	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Inora Life	Irland	FULL	100,00	100,00	100,00	100,00
. Komercni Pojistovna	Czech Republic	FULL	60,35	60,35	100,00	60,35
. Meteo Transformer (9)	Jersey	PROP	-	50,00	-	50,00
. Sogelife	Luxembourg	FULL	100,00	100,00	100,00	100,00

	COUNTRY	METHOD FULL : FULL CONSOLIDATION PROP : PROPORTIONATE CONSOLIDATION EQUITY : EQUITY METHOD	Group ownership interest		Group voting interest	
			December 2004	December 2003	December 2004	December 2003
AFRICA AND THE MIDDLE-EAST						
BANKS						
. BFV-SG (Madagascar)	Madagascar	FULL	70,00	70,00	70,00	70,00
. National SG Bank SAE	Egypt	FULL	54,33	54,33	54,33	54,33
. SG Banque au Liban (1)	Lebanon	FULL	50,00	50,00	50,00	50,00
. SG Banque en Guinée	Guinea	FULL	52,94	52,94	52,94	52,94
. SG Banques au Sénégal	Senegal	FULL	57,73	57,73	57,73	57,73
. SG Banques en Côte-d'Ivoire (1)	Ivory Coast	FULL	68,20	56,63	68,20	56,63
. SG Marocaine de Banques (1)	Morocco	FULL	51,91	51,91	51,91	51,91
. SGB Cameroun	Cameroon	FULL	58,08	58,08	58,08	58,08
. SSB Bank Ghana	Ghana	FULL	51,00	51,00	51,00	51,00
. United Arab Bank	United Arab Emirates	EQUITY	20,00	20,00	20,00	20,00
. Union International de Banque	Tunisia	FULL	52,32	52,00	52,32	52,00
SPECIALIST FINANCING						
. Sogelease Egypt (2)	Egypt	FULL	61,73	-	80,00	-
. ALD Automotive Maroc (3)	Morocco	FULL	42,79	-	50,00	-
. Sogelease Maroc	Morocco	FULL	71,15	71,15	100,00	100,00
. Eqdom	Morocco	FULL	45,00	44,64	53,61	53,61
INSURANCE						
. La Marocaine Vie	Morocco	FULL	73,44	70,15	87,07	82,83
THE AMERICAS						
BANKS						
. Banco Société Générale SA	Argentina	FULL	99,53	99,53	99,54	99,54
. Banco Société Générale Brazil SA (1)	Brazil	FULL	100,00	100,00	100,00	100,00
. SG Canada (1)	Canada	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. SG Americas Inc (1)	United States	FULL	100,00	100,00	100,00	100,00
. SG Capital Trust (1)	United States	FULL	-	-	100,00	100,00
. SG Cowen Asset Management	United States	FULL	100,00	100,00	100,00	100,00
. SG Warrants Limited	United States	FULL	100,00	100,00	100,00	100,00
. SocGen Real Estate Company L.L.C.	United States	FULL	50,31	50,31	100,00	100,00
. TCW Group (1)	United States	FULL	66,54	60,90	66,83	60,90
. Turquoise	Cayman Islands	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Canada Inc.	Canada	FULL	100,00	100,00	100,00	100,00
. Fimat USA Inc.	United States	FULL	100,00	100,00	100,00	100,00
SERVICES						
. Fimat Facilities Management	United States	FULL	100,00	100,00	100,00	100,00
SPECIALIST FINANCING						
. Cousto Investments LP	United States	FULL	100,00	100,00	55,00	55,00
. Makatea JV Inc	United States	FULL	100,00	100,00	60,00	60,00
. Mehetia Inc	United States	FULL	100,00	100,00	51,00	51,00
. Rexus LLC (2)	United States	FULL	100,00	-	70,83	-
. SG Ariki Inc (1)	United States	FULL	100,00	100,00	100,00	100,00
. SG Astro Finance LP	United States	FULL	100,00	100,00	100,00	100,00
. SG Astro Finance Trust	United States	FULL	100,00	100,00	100,00	100,00
. SG Constellation Canada LTD (2)	Canada	FULL	100,00	-	100,00	-
. SG Equity Finance LLC (2)	United States	FULL	100,00	-	100,00	-
. SG Finance Inc	United States	FULL	100,00	100,00	100,00	100,00
. SG Preferred Capital III LLC (1)	United States	FULL	100,00	100,00	100,00	100,00
. Sorbier Investment Corp	United States	FULL	100,00	100,00	60,00	60,00
. Surzur Overseas Ltd	Cayman Islands	FULL	100,00	100,00	100,00	100,00
PORTFOLIO MANAGEMENT						
. Sofital	Argentina	FULL	99,90	99,90	99,90	100,00
ASIA AND OCEANIA						
BANKS						
. Bank SG Indonesia (9)	Indonesia	FULL	-	100,00	-	100,00
. SG Australia Holdings (1)	Australia	FULL	100,00	100,00	100,00	100,00
. SG Private Banking (Japan) Limited	Japan	FULL	100,00	100,00	100,00	100,00
. SG Securities North Pacific	Japan	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. Asia Credit Ltd (1) (8)	Thailand	EQUITY	-	36,05	-	36,05
. SG Asia (Singapore) Ltd (4)	Singapore	FULL	-	100,00	-	100,00
. SG Asset Management Singapore Ltd	Singapore	FULL	100,00	95,75	100,00	100,00
. SGAM Japan	Japan	FULL	100,00	95,00	100,00	95,00
. Société Générale Asia Ltd (Hong-Kong)	Hong-Kong	FULL	100,00	100,00	100,00	100,00
. Sogeko	South Korea	PROP	41,35	41,35	42,15	42,15
. Onyx Trust	South Korea	FULL	100,00	100,00	100,00	100,00
SPECIALIST FINANCING						
. Sogelease Malaysia (1)	Malaysia	FULL	50,00	50,00	50,00	50,00
PORTFOLIO MANAGEMENT						
. S.G. Asset Management North Pacific	Japan	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Asia Pte Limited	Singapore	FULL	100,00	100,00	100,00	100,00
. Fimat Futures Hong-Kong	Hong-Kong	FULL	100,00	100,00	100,00	100,00
. SG Securities Asia Int. Holdings (1)	Singapore	FULL	100,00	100,00	100,00	100,00
. Succursale Fimat Sydney	Australia	FULL	100,00	100,00	100,00	100,00

(1) Companies carrying out sub-consolidation.
(2) Consolidated for the first time in 2004.
(3) Entities previously sub-consolidated and now reporting individually
(4) Entities deconsolidated during 2004
(5) Merger of Fimatex Sa, Finance Net, Fimatex SG and Selftrade
(6) Entities previously reporting individually, now sub-consolidated
(7) Dissolution of Généplus and Généinvestissement by a merger of assets with Sogéplus
(8) Entities sold in 2004
(9) Entities wound up in 2004
(10) Name change, formerly Genefitec

AD' HOC ENTITIES

		COUNTRY	METHOD
TOBP	Arbitrage Vehicle	United States	FULL

February 11, 2005

Via Facsimile and First Class Mail
Ms. June Laroche
Analyst, EAM Analysis
Market Surveillance
International Securities Exchange
60 Broad Street
New York, NY 10004

Re: Rule 712(a) Order Misrepresentation

Dear Ms. Laroche:

This is in response to your December 20, 2004 letter in which you requested that SG Americas Securities, LLC ("SGAS") provide account identifying documentation, account definition information, and order tickets for the two trades (buy and sell sides) listed in the reports attached to your letter (the "subject trades"). You also requested an explanation as to how the orders were routed to the Exchange and who made the routing decision.

Enclosed please find copies of the new account forms and order tickets or other order memoranda for the subject trades. Tour Société Générale was on the buy side of both trades. That account is an institutional, customer account that is beneficially owned by SGAS's parent company, Société Générale, a large, global international financial services group headquartered in Paris, France. The undersigned has been advised the Tour Société Générale account is represented as a broker/dealer account at the ISE. The two customers: Citadel and Chesapeake were on the sell side of the TYC and USG transactions, respectively.

The undersigned also has been advised that these trades were routed to the ISE for execution via Click Trade and that the trader(s) made the order routing decisions.

Additional questions should be directed to Ellen Cohn at (212) 278-5004.

Very truly yours,

Maria Elena DiBella
Vice President
Compliance

Enclosures

February 11, 2005

Via Facsimile and First Class Mail
Ms. June Laroche
Analyst, EAM Analysis
Market Surveillance
International Securities Exchange
60 Broad Street
New York, NY 10004

Re: Rule 712(a) Order Misrepresentation

Dear Ms. Laroche:

This is in response to your December 20, 2004 letter in which you requested that SG Americas Securities, LLC ("SGAS") provide account identifying documentation, account definition information, and order tickets for the two trades (buy and sell sides) listed in the reports attached to your letter (the "subject trades"). You also requested an explanation as to how the orders were routed to the Exchange and who made the routing decision.

Enclosed please find copies of the new account forms and order tickets or other order memoranda for the subject trades. Tour Société Générale was on the buy side of both trades. That account is an institutional, customer account that is beneficially owned by SGAS's parent company, Société Générale, a large, global international financial services group headquartered in Paris, France. The undersigned has been advised the Tour Société Générale account is represented as a broker/dealer account at the ISE. The two customers: Citadel and Chesapeake were on the sell side of the TYC and USG transactions, respectively.

The undersigned also has been advised that these trades were routed to the ISE for execution via Click Trade and that the trader(s) made the order routing decisions.

Additional questions should be directed to Ellen Cohn at (212) 278-5004.

Very truly yours,

Maria Elena DiBella
Vice President
Compliance

Enclosures



10 / 02 / 2005

SOCIETE GENERALE

FULL-YEAR AND FOURTH-QUARTER 2004 RESULTS


GENERALE

GROUP



Disclaimer

The following presentation contains a number of forecasts and comments relating to Société Générale's targets and strategies.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account elements of uncertainty and risk when basing their investment decisions on information provided in this presentation.

As of Q3 04, the Group's results take into account the new structure which includes the recently created Securities Division (SG Global Securities Services for Investors). All historical data have been adjusted accordingly.



- **Group results**
- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- **Conclusion**
- **Supplements**

A very good full-year 2004

- **NBI growth: +6.0%* vs. 2003**
- **Control of operating expenses: +2.9%* vs. 2003**
- ➪ **Strong growth in GOI: +12.7%* vs. 2003**
- **Very low cost of risk: 20 bp**
- ➪ **Operating income: +36.2%* vs. 2003**
- ➪ **Net income: +35%* vs. 2003**
- ➪ **EPS: EUR 7.65 (+26% vs. 2003)**

In EUR m	2003	2004	Change 04/03	
Net banking income	15,637	16,416	+5.0%	+6.0%*
Operating expenses	(10,568)	(10,967)	+3.8%	+2.9%*
Gross operating income	**5,069**	**5,449**	**+7.5%**	**+12.7%***
Net allocation to provisions	(1,226)	(541)	-55.9%	-56.3%*
Operating income	**3,843**	**4,908**	**+27.7%**	**+36.2%***
Net income from LT investments	397**	119		
Amortisation of goodwill	(217)	(186)		
Exceptional items and General Reserve for Banking Risks	(150)	(20)		
Net income	**2,492**	**3,125**	**+25.4%**	**+35.0%***
Group ROE (after tax)	16.2%	18.9%		
Business line ROE (after tax)	24.0%	28.3%		
C/I ratio	67.6%	66.8%		
Tier-one ratio	8.7%	8.5%		

* When adjusted for changes in Group structure, at constant exchange rates and excl. capital gain of EUR 187 million on disposal of Trocadéro property booked under NBI in Q1 03
** o.w. exceptional capital gain on Crédit Lyonnais: EUR 242 m before tax in Q2 03

Strong growth momentum

- Marked rise in revenues from growth drivers (Retail Banking outside France, Financial Services & GIMS): NBI +21.1% per year since 1999
- Dynamic commercial performance from the French Networks: NBI +5.1% per year since 1999
- Excellent year for Corporate & Investment Banking
- A well-balanced business-mix



NBI (in EUR bn)
+7.5% per year
40%
4.6
4.5
39%
0.8
0.4
1.1
20%
French Networks
36%
5.9
Corporate & Investment Banking
29%
4.7
2.3
2.0
1.8
GIMS
Retail Banking outside France
37%
Financial Services
1999 NBI: EUR 11.4bn
2004 NBI: EUR 16.4bn



2004 C/I ratio down 5.8 points on 1999

- Impact of long-term cost-cutting strategy in French Networks
- Positive effect of restructuring measures implemented since 2001 in Corporate & Investment Banking
- Integration of acquisitions in other businesses and harnessing of synergies

Cost/income ratio

1999	2000	2001	2002	2003	2004
72.6%	70.0%	73.0%	72.2%	68.4%*	66.8%

* Excl. capital gain of EUR 187 million on disposal of Trocadéro property booked under NBI in Q1 03

Improvement in risk profile

- **Very low cost of risk in 2004**
- **One external factor: favourable credit environment**
- **Three structural factors**
  - Redistribution of capital allocation between core businesses
  - Improvement in risk management techniques
    - Control of concentrations
    - Active management of loan book
  - Prudent provisioning of risk exposure

Average cost of risk (in bp)


64
48
84
48
33
66
20
32
-22
1995-1999
2000-2004
2004
Group
French Networks
Corporate & Investment Banking

Q4 04: an excellent quarter

- **Dynamic revenue growth: +9.4%* vs. Q4 03**
- **Operating expenses stable* on Q4 03**
- **Quarterly C/I ratio (66.4%) in line with full-year figure**

➪ **GOI: +28.8%* vs. Q4 03**

- **Very low cost of risk: 13 bp**

➪ **Group ROE after tax very high: 19.6%**

In EUR m	Q4 03	Q4 04	Change Q4/Q4		Change Q4/Q3
Net banking income	3,920	4,320	*+10.2%*	*+9.4%**	*+6.0%*
Operating expenses	(2,801)	(2,869)	*+2.4%*	*+1.6%**	*+4.8%*
Gross operating income	**1,119**	**1,451**	***+29.7%***	***+28.8%****	***+8.3%***
Net allocation to provisions	(181)	(104)	*-42.5%*	*-45.2%**	*-8.0%*
Operating income	**938**	**1,347**	***+43.6%***	***+43.0%****	***+9.8%***
Net income from LT investments	125	(27)			
Amortisation of goodwill	(72)	(43)			
Exceptional items and General Reserve for Banking Risks	0	0			
Net income	**644**	**836**	***+29.8%***	***+27.3%****	***+13.1%***
Group ROE (after tax)	16.4%	19.6%			
Business line ROE (after tax)	25.4%	30.7%			
C/I ratio	71.5%	66.4%			
Tier-one ratio	8.7%	8.5%			
Risk-weighted assets (end of period, in EUR bn)	195.6	215.0			

***When adjusted for changes in Group structure and at constant exchange rates**



Q4 04: robust activity across the board

- NBI growth for French Networks: +3.5% vs. Q4 03
- Sustained rise in NBI from growth drivers (Retail Banking outside France, Financial Services and GIMS)
- Very good quarter for Corporate and Investment Banking



NBI (in EUR m)
Change
Q4 04/Q4 03
3,696
3,920
4,320
+9.4%*
1,047
1,063
1,216
Corporate & Investment Banking (+17.5%*)
503
565
629
GIMS (+13.8%*)
432
450
540
Retail Banking outside France (+5.3%*)
362
472
512
Financial Services (+4.5%*)
1,400
1,464
1,515
French Networks (+3.5%)
Corporate Centre
Q4 02
Q4 03
Q4 04

*When adjusted for changes in Group structure and at constant exchange rates

Q4 04: cost of risk kept at a very low level

- **French Networks**
  - Cost of risk:
    32 bp in 2004 (vs. 37 bp in 2003)
    - French companies enjoying healthy cash positions
    - Gradual increase in share of individual customer loans in retail banking loan book
- **Corporate & Investment Banking**
  - Continuation of favourable phase in credit cycle: very few new loans provisioned
  - Write-back of specific provisions following reimbursement or sale of loans
  - No write-back from general credit risk reserve

Net allocation to provisions (in EUR m)


181
198
126
113
104
185
48
151
154
137
147
-16
-34
-37
-37
Retail Banking & Financial Services
Corporate Centre & GIMS
Corporate & Investment Banking

	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04
Annualised cost of commercial risk* as proportion of RWA at end of period (in bp)	27	31	22	18	13
Risk-weighted assets at end of period (excl. market activities) in EUR bn	189	194	201	206	210

* Specific provisioning for identified risks + general credit risk reserve.



- Group results
- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- Conclusion
- Supplements



RETAIL BANKING & FINANCIAL SERVICES

2004 NBI:
+7.9% vs. 2003; +5.4% like-for-like

2004 net income:
EUR 1,615m, i.e. 52% of Group net income

2004 ROE after tax:
20.1%

Individual customers:
16.4 million (+7.8% vs. end-December 2003)


59%
of Group
NBI
French
Networks
36%
ROE: 20.3%
International
Networks
12%
ROE: 33.0%
Financial
Services
11%
ROE: 15.6%

2004 NBI: EUR 9,685m



Strong advantages in a tough competitive environment

An efficient and competitive French banking market

- 9 national networks
- 25,500 bank branches => approximately 1 branch[1] for every 2,400 inhabitants
- High level of quality
  - Largest number of products per customer in Europe: around 7 products per personal current account
  - Strong customer satisfaction
- Service prices at lower end of average range for Europe, interest margins on loans below average

Société Générale's model is proving successful in this context

- Customer base offers significant growth potential
- Highest usage of direct banking channels[2]
- Attractive and transparent pricing[3]
- Recognised service quality
  - Société Générale ranked No.1 in the banking sector for the quality of its customer relationship[4]
  - Crédit du Nord ranked in top 2 in terms of customer satisfaction in the individual customer, self-employed professional and business customer segments[5]

[1] Excluding 17,000 post-office branches
[2] Source: OPERBAC 2004
[3] Source: *Le Monde*, January 30th 2005
[4] Source: BVA-AACC, September 2004
[5] Source: CFI, February/April 2004

Buoyant commercial activity

- **Increase in number of personal current a/c**
  - +11% vs. 2000, o.w. +124,000 current accounts in 2004 (+2.2% vs. 2003)
- **Robust savings**
  - Life insurance:
    - Record inflows in 2004: EUR 7.3bn (+17.5% vs. 2003)
    - Outstanding deposits: +37% vs. 2000
  - Successful launch of retirement savings: 75,000 PERP with an average investment per account of EUR 700
- **Steady rise in outstanding loans**
  - Mortgage loans
    - New lending in 2004: EUR 12.8bn EUR (+8% /2003)
    - Outstanding: +55.3% since 2000 o.w. +14.4% vs. 2003
  - Consumer credit
    - Outstanding: +27.4% since 2000, o.w. +5.7% vs. 2003
  - Business loans
    - Outstanding: +17.5% since 2000, o.w. +3.7% vs. 2003
- **Surge in use of direct banking channels**
  - 216 million customer contacts in 2004 (+20% vs. 2003) incl. 95 million via Internet (+45%)


Average outstanding customer deposits and savings (in EUR bn)
CAGR 2000-2004
141.6
146.5
147.6
154.2
165.6
+4.0%
32.2
42.5
2.4
25.7
34.2
4.6
44.0
43.0
2.5
33.0
40.0
3.1
2000
2001
2002
2003
2004
Life insurance +8.1%
Mutual funds +0.3%
Other +0.9%
Sight deposits +6.4%
Special savings a/c +4.0%
Term deposits -8.9%



Growth in revenues despite low interest rate environment

- **NBI: +3.9% vs. 2003, +3.5% vs. Q4 03**
- **Fee & commission income: +8.1% vs. 2003, +6.2% vs. Q4 03**
  - Financial commissions: +13.1% vs. 2003 (+11.5% vs. Q4 03)
  - Service commissions: +6.5% vs. 2003 (+4.5% vs. Q4 03)
    - Price effect lower than inflation
- **Net interest income: +1.0% vs. 2003, +1.6% vs. Q4 03**
  - Average outstanding deposits
    - Sight deposits: +7.1% vs. 2003
    - Special savings a/c: +4.7% vs. 2003
  - Average outstanding loans: +7.4% vs. 2003
    - o.w. individual customers: +12.7% vs. 2003
    - o.w. business customers: +2.4% vs. 2003
  - Interest margin: 3.23%, -17 bp vs. end-2003
    - Structural factor: stronger growth in loans than in deposits
    - Continued fall in average rate of interest on interest-earning deposits

	2000	2001	2002	2003	2004
NBI	4,928	5,203	5,414	5,645	5,865
Financial commissions				549	621
Service commissions				1,741	1,854
Other				290	221
Interest income on business customers				1,218	1,232
Interest income on individual customers				1,847	1,937

Ongoing adaptation of the networks

- **Société Générale**
  - Increase in network density
    - 49 branch openings in 2004, 60 scheduled for 2005
  - Scaling back of existing structures
    - Branch groups: 136 at end-2000, 111 at end-2004
      Target: 86 at end-2005
  - Productivity and quality of service
    - Grouping of back-offices into regional platforms: 136 back-offices in 2000, target of 23 regional platforms in 2008
- **Crédit du Nord**
  - 19 branch openings in 2004, 30 scheduled for 2005
  - Reduction of administrative processing at branches and increase in time dedicated to sales activity: +400 sales positions
- **2004: stable headcount, preparation for future**
  - 1,850 departures in 2004, incl. 800 early retirements
  - 13,000 departures** expected between 2007 and 2012
  - Need to recruit in order to prepare for these departures: 1,500 in 2004, 1,700 planned for 2005
  - Use of the specific early retirement system until start 2006


Change since 1997
150
145
140
135
130
125
120
115
110
105
100
95
90
85
1997 1998 1999 2000 2001 2002 2003 2004
1997 = 100
+46% Bank cards (No.)
+41% Savings accounts (No.)
+21% Individual customer current a/c (No.)
-0% Global headcount*
-14% Administrative staff

* Including telemarketing platforms and call centre platforms
** Retirements, resignations and other



Consistently high profitability

- **Full-year 2004**
  - Resilient NBI: +3.9% vs. 2003
  - Effective cost control:
    Operating expenses: +3.2% vs. 2003
  - Decrease in C/I ratio:
    68.9% (vs. 69.4% in 2003)
  - Reduction in cost of risk: 32 bp
- **Increase in ROE after tax**
- **Q4 04**
  - NBI: +3.5% vs. Q4 03
  - Operating expenses: +3.7% vs. Q4 03, including additional provision for early retirements
- **2005**
  - Continued reorganisation of the Networks
  - Further reduction in C/I ratio

In EUR m	2003	2004	Change 04/03	Q4 04	Change Q4/Q4
Net banking income	5,645	5,865	+3.9%	1,515	+3.5%
Operating expenses	(3,915)	(4,042)	+3.2%	(1,027)	+3.7%
Gross operating income	**1,730**	**1,823**	**+5.4%**	**488**	**+3.0%**
Net allocation to provisions	(331)	(291)	-12.1%	(75)	-25.0%
Operating income	**1,399**	**1,532**	**+9.5%**	**413**	**+10.4%**
Net income	**878**	**965**	**+9.9%**	**264**	**+11.9%**
ROE after tax	19.7%	20.3%		21.7%	
Cost/income ratio	69.4%	68.9%		67.8%	



A proven source of growth

- **Substantial rise in contribution to Group NBI: 6% in 2000 → 12% in 2004**
- **A network of 30 subsidiaries in 3 geographical regions**

Breakdown of outstanding	Loans	Deposits
Europe (EU and pre-EU)	68%	70%
Mediterranean Basin	24%	22%
Africa	7%	7%

- **Major player in Europe**
  - 4 million customers at end-2004
  - EUR 20bn of customer deposits
  - 915 branches
  - KB voted Bank of the Year in Czech Republic[1] for financial services for individual customers
- **Further acquisitions in 2004**
  - Acquisition of General Bank of Greece
  - Increase in equity stake in Romania from 51% to 58%

Russia
BSGV — BSGV
Branches (No.)

Czech Republic
Komercni Banka — KB

Mkt share loans	15.4%
Mkt share deposits	17.5%
Branches (No.)	338

Romania
BRD — BRD Groupe Société Générale

Mkt share loans	17.6%
Mkt share deposits	16.1%
Branches (No.)	212

Slovenia
SKB — SKB BANKA D.D. Société Générale Group

Mkt share loans	7.6%
Mkt share deposits	6.9%
Branches (No.)	56

Serbia
SGYB

Mkt share loans	7.1%
Mkt share deposits	4.9%
Branches (No.)	26

Greece
GBG — GENIKI Bank

Mkt share loans	2.3%
Mkt share deposits	1.9%
Branches (No.)	114

Bulgaria
SG Expressbank

Mkt share loans	4.1%
Mkt share deposits	3.6%
Branches (No.)	90

[1] MasterCard Bank of the Year awards



Sustained organic growth, primarily in Europe

- **Acceleration in investments**
  - 77* additional branches (+5.7%* vs. 2003), o.w. 70* in Europe
  - Modernisation of networks and direct banking channels
    - E.g.: nearly 2/3 of KB's customers now use direct banking services
  - Adaptation of IT systems

- **Strong commercial and financial performances**
  - Customer base:
    +458,000 individual customers vs. 2003 (+9.8%) like-for-like
    - o.w. Europe (EU and pre-EU): +292,000 vs. 2003 (+9.9%) like-for-like
  - Outstanding deposits: +9.1%* vs. 2003
  - Outstanding loans:
    +13.4%* vs. 2003 (o.w. individuals: +28.4%*)

Geographical breakdown of NBI


1,186
1,675
1,702
1,979
48%
18%
34%
32%
12%
56%
34%
14%
52%
30%
15%
55%
2001
2002
2003
2004
Rest of world
Pre-EU
EU

*When adjusted for changes in Group structure and at constant exchange rates



Profitable growth

- **Full-year 2004**
  - Sharp improvement in revenues, both through acquisitions and organic growth
  - Moderate rise in operating expenses, even after commercial investments
  - Cost of risk lower than forecast average
  - High recurrent profitability
    - 2004 ROE after tax 33.0%
  - Impact of integration of GBG:
    - 2004 C/I ratio: +1.7 point
    - ROE after tax: -1.6 point
- **2005**
  - Organic growth: some 200 branch openings planned for 2005
  - Policy of targeted and value-creative acquisitions

In EUR m	2003	2004	Change 04/03		Q4 04	Change Q4/Q4
Net banking income	1,702	1,979	+16.3%	+7.3%*	540	+5.3%*
Operating expenses	(1,039)	(1,213)	+16.7%	+3.1%*	(331)	+4.8%*
Gross operating income	**663**	**766**	**+15.5%**	**+13.6%***	**209**	**+6.1%***
Net allocation to provisions	(161)	(161)	NM	+2.6%*	(41)	+5.1%*
Operating income	**502**	**605**	**+20.5%**	**+17.2%***	**168**	**+6.4%***
Net income from LT investments	(2)	16	NM		(3)	
Net income	**214**	**265**	**+23.8%**	**+20.8%***	**74**	**+5.0%***
ROE after tax	32.1%	33.0%			33.3%	
Cost/income ratio	61.0%	61.3%			61.3%	

*When adjusted for changes in Group structure and at constant exchange rates



Specialised Financing[1]: a major European player with diversified and growing businesses

Change in NBI[1] (in EUR m)


+24.5% per year
736
1,036
1,286
1,420
2001
2002
2003
2004

Breakdown of 2004 NBI[1] by region


France
37%
Outside Europe
7%
56%
Europe
(excl. France)

Breakdown of 2004 NBI[1] by business


Consumer credit
41%
IT Asset Leasing
& Management
11%
25%
Equipment
Finance
23%
Operational Leasing
& Fleet Management

[1] Excluding insurance and banking services



Business finance and services: the strength of a European leader

- **Vendor and equipment finance**
  - SG Equipment Finance No.1 in Europe
  - New financing in 2004: x4.7* since 2000
  - Continuation of acquisition policy: purchase of Elcon Finans
- **Operational vehicle leasing and fleet management**
  - ALD No.2 in Europe in terms of outstanding loans
  - Rise in outstanding loans: x13* since 2000
  - Fleet under management: 558,000 vehicles (+9.5%* vs. 2003)
  - Organic growth: set-up of businesses in 2004 in Slovenia, Russia, Switzerland and Estonia
  - Acquisitions: Sweden, Ukraine
- **IT asset leasing & management**
  - ECS No.1 in Europe
  - Strong rise in service revenues: +14.9%* per year from 2000 to 2004
  - Purchase of Parsys' activities in Spain


○ Operational vehicle leasing and fleet management
● Vendor and equipment financing
● IT asset leasing and management
△ Created in 2004
▲ Created in 2004

* In absolute terms



Consumer credit: a successful growth policy

- **A major player**
  - Presence in 8 countries
  - Solid positions in France, Italy, Germany and Morocco
  - Developments in Eastern Europe and Mediterranean Basin
  - Acquisition of Hanseatic Bank underway (outstanding loans of EUR 1.1bn at end-2004, representing a twofold increase in German loan book)
- **Robust commercial activity**
  - New lending: +10% vs. 2003, with continuing high margins
  - Outstanding loans: +16% vs. 2003

Net income ×3.7 vs. 2000

Geographical breakdown of outstanding loans*


X2.1
5%
13%
35%
47%
23%
77%
Other
Germany
Italy
France
2000
2004

* Excl. Hanseatic Bank

Sharp rise in contribution to Group results

- **Full-year 2004**
  - Increase in revenues: +9%* vs. 2003
    - Specialised financing: +7%*
    - Life insurance: +26%*
  - Tight rein on operating expenses: +2.1%* vs. 2003
  - Reduction in C/I ratio: -3.7 pts vs. 2003
  - 2.2 point gain in ROE vs. 2003
- **2005**
  - Reinforcement of leadership position in Europe in business-oriented activities
  - Acquisitions and/or from-scratch businesses, as opportunities arise

In EUR m	2003	2004	Change 04/03		Q4 04	Change Q4/Q4
Net banking income	1,633	1,841	+12.7%	+9.0%*	512	+4.5%*
Operating expenses	(1,029)	(1,091)	+6.0%	+2.1%*	(302)	-5.1%*
Gross operating income	**604**	**750**	**+24.2%**	**+20.8%***	**210**	**+21.8%***
Net allocation to provisions	(155)	(137)	-11.6%	-18.8%*	(31)	-41.9%*
Operating income	**449**	**613**	**+36.5%**	**+34.4%***	**179**	**+44.3%***
Net income	**285**	**385**	**+35.1%**	**+32.9%***	**113**	**+42.3%***
ROE after tax	13.4%	15.6%			17.8%	
Cost/income ratio	63.0%	59.3%			59.0%	

***When adjusted for changes in Group structure and at constant exchange rates**



GLOBAL INVESTMENT MANAGEMENT & SERVICES

2004 NBI:
+14.3% vs. 2003; +15.7% like-for-like

2004 net income:
EUR 392m (+35.2% vs. 2003)
i.e. 13% of Group net income

2004 net inflows:
EUR 24.8bn (x2.4 vs. 2003)


14%
of Group NBI

2004 NBI: EUR 2,266m



Leading positions

- **Asset Management**
  - Fourth largest eurozone bank in asset management
  - A global player with a presence in the world's four main investment pools: US, Continental Europe, UK, Asia
  - Balanced client, product and market mix
- **Private Banking**
  - Strong presence in Europe
  - One of the top 5 global players in Asia in private banking (Datamonitor survey, 2004)
  - Business model based on wealth engineering and offering of high value-added investments: alternative investment, structured products (No.1 worldwide according to *Euromoney*, 2005)
- **GSSI**
  - 4th largest custodian in Europe, 10th largest worldwide
  - Fimat: No.6 Futures Commissions Merchant in the US
  - No.1 manager of stock options in France and second in company savings
- **Boursorama**
  - Major player in Europe and leader in France in online brokerage


Assets under management (in EUR bn)
204
298
269
284
315
166
258
232
239
267
38
40
37
45
48
2000
2001
2002
2003
2004
Asset management
Private banking


Assets under custody (in EUR bn)
673
808
864
1,023
1,115
2000
2001
2002
2003
2004



A trend of strong growth

- **Asset Management**
  - Recognised expertise in France: SGAM voted best Asset Manager by institutional investors for the 2nd year running[1]
  - Exceptional year in the US (TCW)
  - Major developments in Asia
    - Japan: absorption of Resona AM
    - Korea: joint-venture with IBK
    - India: joint-venture with SBI
    - ➪ In total, including its operations in China, the Group has direct access to 350 million individual customers
- **Private Banking**
  - Strong expansion in Asia
  - Development of SG Private Banking Suisse following successful absorption of Compagnie Bancaire de Genève
- **GSSI**
  - Another dynamic performance from Fimat: No.1 for execution on CBOT and No.2 for execution and clearing services on CME in Q4 04
  - Confirmation of ratings for Global Custody (CU2) and Depositary Control (TR2+) awarded by Fitch
- **Boursorama**
  - Successful integration of Selftrade and effective diversification into online distribution of financial products

[1] Source: Amadeis, February 2005

Record annual net inflows and strong growth in assets under management

- **Asset Management**
  - Excellent net inflows in 2004:
    - EUR 19.9bn (o.w. EUR 2.8bn in Q4 04), compared with EUR 6.3bn in 2003
      - o.w. Equity & Diversified: EUR 6.7bn
      - o.w. Alternative Investment: EUR 3.2bn
    - Cross-selling in 2004: EUR 6.7bn
    - TCW in 2004: excellent net inflows of EUR 9.4bn
  - Record level of AuM: EUR 267bn with a balanced product-mix

- **Private Banking**
  - 2004 net new money: EUR 4.9bn (o.w. EUR 0.9bn in Q4 04), i.e. 11% of AuM
  - Strong rise in AuM in structured products

In EUR bn

	Dec. 03	Net new money	Price effect	FX effect	Scope effect	Dec. 04
Total	284.1	+24.8	+13.2	-8.2	+1.3	315.2
Asset Management	239.0	+19.9	+13.2	-6.9	+1.6	266.8
o.w. Q4 04:		*+2.8*	*+7.7*	*-8.1*	*+0.0*	
Private Banking	45.1	+4.9	-0.0	-1.3	-0.3	48.4
o.w. Q4 04:		*+0.9*	*+0.4*	*-1.5*	*+0.0*	

Reminder: these figures do not include some EUR 70bn of assets held by customers of the French Networks (investible assets exceeding EUR 150,000) or assets managed by Lyxor AM, whose results are consolidated in the Equity & Advisory business line (EUR 43bn)



Robust activity for GSSI and Boursorama

- **Creation of SG GSSI in February 2004**

- **Broker subdivision (Fimat)**
  - Strong rise in number of lots processed
    - 2004: 600 million (+23% vs. 2003)
    - Q4 04: 145 million (+19% vs. Q4 03)
  - Stable global market share: 5.1% in Q4 04

- **Investor subdivision**
  - Increase in assets under custody: EUR 1,115bn at end-2004 (+9% vs. end-2003)
  - Rise in number of administered funds: 3,465 at end-2004 (+13% vs. end-2003)

- **Boursorama**
  - Successful diversification into savings
  - Media business offers major potential

2004: 35% rise in net income on 2003

- **2004**
  - Strong rise in activity levels: NBI +15.7%* vs. 2003
  - Operating expenses: +9.8%* vs. 2003 (excl. variable costs: +5.3%* vs. 2003)
  - ↳ Sizeable reduction in C/I ratio: 72% (-4.2 pts vs. 2003)
- **Q4 04**
  - Asset Management: record quarterly revenues, excellent performance from TCW
  - Private Banking: good revenue levels; sound cost control
  - GSSI + Boursorama: substantial growth in operating income excluding one-off charges linked to rationalisation initiatives
- **2005**
  - High level of net inflows in Asset Management and Private Banking
  - Continuation of GSSI's development plan

In EUR m	2003	2004	Change 04/03		Q4 04	Change Q4/Q4
Net banking income	1,983	2,266	+14.3%	+15.7%*	629	+13.8%*
o.w. Asset Management	*911*	*1,048*	*+15.0%*	*+18.8%**	*326*	*+20.7%**
o.w. Private Banking	*375*	*463*	*+23.5%*	*+15.8%**	*118*	*+5.4%**
o.w. GSSI & Boursorama	*697*	*755*	*+8.3%*	*+11.5%**	*185*	*+8.2%**
Operating expenses	(1,511)	(1,631)	+7.9%	+9.8%*	(441)	+12.2%*
Gross operating income	**472**	**635**	**+34.5%**	**+34.7%***	**188**	**+17.6%***
Net allocation to provisions	(13)	(8)	NM	-33.3%*	3	-142.9%*
Operating income	**459**	**627**	**+36.6%**	**+36.6%***	**191**	**+25.0%***
o.w. Asset Management	*326*	***409***	***+25.5%***	***+28.2%****	***149***	***+33.0%****
o.w. Private Banking	*85*	***123***	***+44.7%***	***+30.1%****	***28***	***+12.0%****
o.w. GSSI & Boursorama	*48*	***95***	***+97.9%***	***+104.3%***	***14***	***-13.3%****
Net income from LT investments	(10)	2	NM	-120.0%*	3	-137.5%*
Net income	**290**	**392**	**+35.2%**	**+34.7%***	**117**	**+31.8%***
Cost/income ratio	76.2%	72.0%			70.1%	

* **When adjusted for changes in Group structure and at constant exchange rates.**



CORPORATE & INVESTMENT BANKING

2004 NBI:
-0.8% vs. 2003; +1.6% like-for-like

2004 net income:
EUR 1,459m, i.e. 47% of Group net income

2004 ROE after tax:
41.4%



29%
of Group NBI
Corporate
Banking &
Fixed Income
16%
Equity & Advisory
12%

2004 NBI: EUR 4,697m



Success of growth drivers

- **Tangible results already felt in 2004**
  - Additional revenues
    - Offsetting of expected fall in revenues from treasury activities
    - Geographical diversification of revenues in Europe (outside France)
    - Consolidation of share of client-driven revenues in SG CIB's business mix
  - Selective increases in headcount in growth businesses

- **2008 growth plan: development in expanding segments**
  - High Yield, Public-Private Partnerships and real estate in Europe
  - Equity derivative flow products and credit derivatives
  - China

Change in revenue-mix

	2003	2004
Net interest income	20%	19%
Hedging, Trading, Market Making and Arbitrage	34%	30%
Client-related margins, commissions & brokerage and Private Equity	46%	51%



Confirmed recognition of the Group's global expertise in equity derivatives and structured finance

2001	2002	2003	2004	
na	na	✓	✓	**Equity Derivatives House of the Year** - The Banker
✓			✓	**Equity Derivatives House of the Year** - IFR
✓	✓		✓	**Equity Derivatives House of the Year** - Risk Magazine
		✓	✓	**Best structured commodities bank** - Trade finance
	✓	✓	✓	**Export finance Best Arranger** - Trade finance



Confirmed European leadership in target businesses

- **A European leader: ranked in Top 5 for euro debt capital markets[1]**
- **No.1 in France: in debt capital markets[2], in equity research[3], in equity markets[2]**



2001
Deutsche Bank
Citigroup
JPMorgan
Merrill Lynch
Morgan Stanley
ABN Amro
BNPP
Dresdner
Goldman Sachs
CSFB
Barclays
UBS
SG
No.13
2004
Deutsche Bank
Citigroup
ABN Amro
JPMorgan
SG
No.5
Barclays
CSFB
BNPP
Morgan Stanley
Dresdner
Calyon
HSBC
Merrill Lynch

Euro bond issues



2001
No.1
SG
Lazard
Morgan Stanley
Dresdner
CSFB
BNPP
2004
SG
No.1
BNPP
Calyon
Morgan Stanley
Goldman Sachs
ABN Amro

Global equity, equity related

[1] Source: IFR
[2] Source: Thomson Financial
[3] Source: Extel

An excellent year

- **Corporate Banking & Fixed Income**
  - Excellent results in value-added client-driven activities
    - In debt capital markets and client-driven fixed income activities
    - In financing, despite relatively weak economic growth in Europe
  - Satisfactory results in treasury activities
- **Equity & Advisory**
  - Equity Derivatives: excellent results in all businesses
  - Cash Equity & Advisory: pick-up in Europe, except in convertibles
- **Record fourth quarter**

Quarterly NBI (in EUR m): consistently high share of client-driven revenues


Average % of CIB NBI (between Q4 02 and Q4 04)
48%
Client-related margins, commissions & brokerage and Private Equity
20%
Net interest income
32%
Hedging, Trading, Market Making and Arbitrage
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04

Q4 02	Q1 03	Q2 03	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04	
1,047	1,091	1,364	1,216	1,063	1,174	1,104	1,203	1,216	CIB net banking income



Low cost/income ratio

- **2004 C/I ratio:**
  61.5% (Q4 04: 61.3%)
  - Reflects our business mix and the success of our cost control policy
  - Selective investments to support growth in 2004 and 2005
  - Low compensation ratio

➭ C/I ratio for Corporate & Investment Banking in the 63%-65% range under average market conditions

Comparison of 2004 C/I ratios


82.7%
75.3%
69.8%
68.6%
66.0%
64.9%
61.5%
58.2%
57.0%
ABN AMRO WCS
Deutsche Bank CB&S
UBS IB&S
Morgan Stanley IS
JP Morgan IB
Merrill Lynch GM&IB
SG CIB
Citigroup CM&B
BNP Paribas CIB



Record net income

- **Exceptional profitability for the full year**
  - GOI: +2.1%* vs. 2003 which was already flattered by exceptional conditions
  - Net allocation to provisions: net write-back over the year, no write-back from general credit risk reserve
  - 2004 ROE after tax at an all-time high of 41.4%
- **Highest quarterly results for the year**
  - NBI up in both businesses, operating expenses stable
  - Disposal of European Private Equity portfolio
- **2005**
  - Further investments to boost client-driven revenues
  - Selective use of capital and active management of risk

In EUR m	2003	2004	Change 04/03		Q4 04	Change Q4/Q4
Net banking income	4,734	4,697	-0.8%	+1.6%*	1,216	+17.5%*
o/w Equity & Advisory	1,864	1,999	+7.2%	+8.8%*	498	+19.1%*
o/w Corp. Bkg & Fixed Income	2,870	2,698	-6.0%	-3.1%*	718	+16.4%*
Operating expenses	(2,913)	(2,887)	-0.9%	+1.3%*	(746)	+2.8%*
Gross operating income	**1,821**	**1,810**	**-0.6%**	**+2.1%***	**470**	**+52.1%***
Net allocation to provisions	(510)	60	######	- [illegible]*	37	######
Operating income	**1,311**	**1,870**	**+42.6%**	**+47.2%***	**507**	**+56.5%***
o/w Equity & Advisory	**498**	**637**	**+27.9%**	**+27.2%***	**158**	**+192.6%***
o/w Corp. Bkg & Fixed Income	**813**	**1,233**	**+51.7%**	**+59.9%***	**349**	**+29.3%***
Net income	**1,052**	**1,459**	+38.7%	**+42.6%***	411	**+52.2%***
ROE after tax	30.1%	41.4%			44.8%	
Cost/income ratio	61.5%	61.5%			61.3%	

* **When adjusted for changes in Group structure and at constant exchange rates.**



- **Group results**
- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- **Conclusion**
- **Supplements**



Growth and active capital management

- **2004: another year of strong growth**
  - Continued focus on organic growth: 8.7% organic growth in RWA versus 2003
  - Group NBI: +6%* vs. 2003
    - o.w. NBI for growth drivers (Retail Banking outside France, Financial Services, GIMS): +11%* vs. 2003
  - A measured acquisition policy: EUR 0.5bn invested in 2004
- **Active management of capital**
  - Increase in dividend to EUR 3.30 per share** (+32% vs. 2003) i.e. pay-out ratio of 43%
  - Share buybacks in 2004: EUR 0.7bn
  - Share cancellations in 2005: 11 million shares
- **Results and financial solidity recognised by ratings agencies**
  - Moody's: rating raised from Aa3 to Aa2 on January 6th 2005
  - S&P: AA-, stable outlook
  - Fitch: AA-, stable outlook

* When adjusted for changes in Group structure, at constant exchange rates and excl. capital gain of EUR 187 million on disposal of Trocadéro property booked under NBI in Q1 03

** Proposed to the General Meeting



Profitable growth

Net banking income
(in EUR bn)
11.4
13.8
14.0
14.6
15.6
16.4
1999
2000
2001
2002
2003
2004
Operating income
(in EUR bn)
2.4
3.4
2.7
2.7
3.8
4.9
1999
2000
2001
2002
2003
2004
EPS
(in EUR)
Income from proprietary investments*
4.90
6.78
5.35
3.41
6.07
7.65
3.07
5.04
4.37
4.06
5.34
7.52
1999
2000
2001
2002
2003
2004

* Income from proprietary equity portfolio and sale of subsidiaries

A balanced business mix with strong growth prospects

- **French Networks: 36% of Group NBI**
  - Well-positioned in profitable segments (young people, mass-affluents)
  - Steady growth in franchise: 3% annual growth in number of current accounts since 1999
  - High quality and competitive product/service offering
- **Corporate & Investment Banking: 29% of Group NBI**
  - Profitability in excess of 30% for 7 consecutive quarters, reflecting excellent positioning of businesses
  - Sound balance between client-driven and proprietary revenues (2/3 client-driven)
  - Steadily increasing organic investments
- **Retail Banking outside France, Financial Services and GIMS: 37% of Group NBI**
  - Successful integration of acquisitions
  - Strong organic growth



A balanced business mix with strong growth prospects

Continued enhancement of operating efficiency

- Initiatives underway in the core businesses to improve productivity
- Rationalisation of cross-disciplinary functions and optimisation of pooling strategies

Strict control of risk

- Prudent provisioning policy
- Active management of exposure

Strong capital generation to support this growth

- Over past 5 years: EUR 7.2bn used to finance organic growth and acquisitions, EUR 4.9bn paid out in dividends
- Going forward, maintenance of principles of capital management and strict discipline over acquisitions

10 / 02 / 2005



SUPPLEMENTS


GENERALE
GROUP

Full-year income statement by core business

In EUR m	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	FY 04	FY 03	**FY 04**	FY 03	**FY 04**	FY 03	**FY 04**	FY 03	**FY 04**	FY 03
Net banking income	**9,685**	8,980	**2,266**	1,983	**4,697**	4,734	**(232)**	(60)	**16,416**	15,637
Operating expenses	**(6,346)**	(5,983)	**(1,631)**	(1,511)	**(2,887)**	(2,913)	**(103)**	(161)	**(10,967)**	(10,568)
Gross operating income	3,339	2,997	635	472	1,810	1,821	(335)	(221)	5,449	5,069
Net allocation to provisions	**(589)**	(647)	**(8)**	(13)	**60**	(510)	**(4)**	(56)	**(541)**	(1,226)
Operating income	2,750	2,350	627	459	1,870	1,311	(339)	(277)	4,908	3,843
Net income from long-term investments	**33**	6	**2**	(10)	**16**	27	**68**	374	**119**	397
Net income from companies accounted for by the equity method	**5**	13	**0**	0	**28**	17	**9**	13	**42**	43
Exceptional items	**0**	0	**0**	0	**0**	0	**(20)**	(150)	**(20)**	(150)
Income tax	**(955)**	(805)	**(193)**	(138)	**(449)**	(295)	**199**	77	**(1,398)**	(1,161)
Amortisation of goodwill	**0**	0	**0**	0	**0**	0	**(186)**	(217)	**(186)**	(217)
Net income before minority interests	**1,833**	1,564	**436**	311	**1,465**	1,060	**(269)**	(180)	**3,465**	2,755
Minority interests	**(218)**	(187)	**(44)**	(21)	**(6)**	(8)	**(72)**	(47)	**(340)**	(263)
Net income	1,615	1,377	392	290	1,459	1,052	(341)	(227)	3,125	2,492
Average allocated capital	**8,022**	7,238	**721**	603	**3,523**	3,498	**4,278***	4,020*	**16,544**	15,359
ROE after tax	20.1%	19.0%	54.4%	48.1%	41.4%	30.1%	NM	NM	18.9%	16.2%

* Calculated as the difference between total Group capital and capital allocated to the core businesses.

Quarterly income statement by core business

In EUR m	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	Q4 04	Q4 03	**Q4 04**	Q4 03	**Q4 04**	Q4 03	**Q4 04**	Q4 03	**Q4 04**	Q4 03
Net banking income	**2,567**	2,386	**629**	565	**1,216**	1,063	**(92)**	(94)	**4,320**	3,920
Operating expenses	**(1,660)**	(1,573)	**(441)**	(402)	**(746)**	(744)	**(22)**	(82)	**(2,869)**	(2,801)
Gross operating income	907	813	188	163	470	319	(114)	(176)	1,451	1,119
Net allocation to provisions	**(147)**	(185)	**3**	(7)	**37**	16	**3**	(5)	**(104)**	(181)
Operating income	760	628	191	156	507	335	(111)	(181)	1,347	938
Net income from long-term investments	**5**	3	**3**	(8)	**13**	24	**(48)**	106	**(27)**	125
Net income from companies accounted for by the equity method	**0**	2	**0**	0	**14**	8	**1**	5	**15**	15
Exceptional items	**0**	0	**0**	0	**0**	0	**0**	0	**0**	0
Income tax	**(263)**	(216)	**(61)**	(46)	**(122)**	(87)	**91**	61	**(355)**	(288)
Amortisation of goodwill	**0**	0	**0**	0	**0**	0	**(43)**	(72)	**(43)**	(72)
Net income before minority interests	**502**	417	**133**	102	**412**	280	**(110)**	(81)	**937**	718
Minority interests	**(51)**	(49)	**(16)**	(12)	**(1)**	(2)	**(33)**	(11)	**(101)**	(74)
Net income	451	368	117	90	411	278	(143)	(92)	836	644
Average allocated capital	**8,293**	7,388	**809**	685	**3,666**	3,529	**4,320***	4,111*	**17,088**	15,713
ROE after tax	21.8%	19.9%	57.8%	52.6%	44.8%	31.5%	NM	NM	19.6%	16.4%

* Calculated as the difference between total Group capital and capital allocated to the core businesses.



Change in cost/income ratio and operating expenses

Cost/income ratio
(12-month moving average)
72.2%
68.4%**
66.8%
Operating expenses (in EUR bn)
2.7 2.5 2.7 2.6 2.8 2.7 2.7 2.7 2.9
0.7
0.4
0.3
0.3
1.0
Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04

	Change Q4 04/Q4 03
Group total	+1.6%*
Corporate & Investment Banking	+2.8%*
GIMS	+12.2%*
Retail Banking outside France	+4.8%*
Financial Services	-5.1%*
French Networks	+3.7%
Corporate Centre	

* When adjusted for changes in Group structure and at constant exchange rates.

** Excl. capital gain of EUR 187 million on disposal of Trocadéro property booked under NBI in Q1 03

Full-year income statement

In EUR m	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	FY 04	FY 03	Change	FY 04	FY 03	Change	FY 04	FY 03	Change	FY 04	FY 03	Change	
Net banking income	5,865	5,645	+4%	1,979	1,702	+7%*	1,841	1,633	+9%*	9,685	8,980	+8%	+5%*
Operating expenses	(4,042)	(3,915)	+3%	(1,213)	(1,039)	+3%*	(1,091)	(1,029)	+2%*	(6,346)	(5,983)	+6%	+3%*
Gross operating income	1,823	1,730	+5%	766	663	+14%*	750	604	+21%*	3,339	2,997	+11%	+10%*
Net allocation to provisions	(291)	(331)	-12%	(161)	(161)	+3%*	(137)	(155)	-19%*	(589)	(647)	-9%	-10%*
Operating income	1,532	1,399	+10%	605	502	+17%*	613	449	+34%*	2,750	2,350	+17%	+16%*
Net income from long-term investments	18	9	x2.0	16	(2)		(1)	(1)		33	6	x5.5	
Net income from companies accounted for by the equity method	2	3	-33%	3	10		0	0		5	13	-62%	
Income tax	(542)	(493)	+10%	(193)	(150)		(220)	(162)		(955)	(805)	+19%	
Net income before minority interests	1,010	918	+10%	431	360		392	286		1,833	1,564	+17%	
Minority interests	(45)	(40)	+13%	(166)	(146)		(7)	(1)		(218)	(187)	+17%	
Net income	965	878	+10%	265	214	+21%*	385	285	+33%*	1,615	1,377	+17%	+16%*
Average allocated capital	4,756	4,453	+7%	803	666		2,462	2,119		8,022	7,238	+11%	
ROE after tax	20.3%	19.7%		33.0%	32.1%		15.6%	13.4%		20.1%	19.0%		

* When adjusted for changes in Group structure and at constant exchange rates.

Quarterly income statement

In EUR m	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	Q4 04	Q4 03	hange	Q4 04	Q4 03	hange	Q4 04	Q4 03	Change	Q4 04	Q4 03	Change	
Net banking income	**1,515**	1,464	+3%	**540**	450	+5%*	**512**	472	+5%*	**2,567**	2,386	**+8%**	+4%*
Operating expenses	**(1,027)**	(990)	+4%	**(331)**	(275)	+5%*	**(302)**	(308)	-5%*	**(1,660)**	(1,573)	**+6%**	+2%*
Gross operating income	**488**	**474**	+3%	**209**	**175**	+6%*	**210**	**164**	+22%*	**907**	**813**	**+12%**	+7%*
Net allocation to provisions	**(75)**	(100)	-25%	**(41)**	(41)	+5%*	**(31)**	(44)	-42%*	**(147)**	(185)	**-21%**	-23%*
Operating income	**413**	**374**	+10%	**168**	**134**	+6%*	**179**	**120**	+44%*	**760**	**628**	**+21%**	+16%*
Net income from long-term investments	**9**	4	x2.3	**(3)**	0		**(1)**	(1)		**5**	3	**+67%**	
Net income from companies accounted for by the equity method	**1**	1	NM	**(1)**	1		**0**	0		**0**	2	**NM**	
Income tax	**(147)**	(133)	+11%	**(52)**	(40)		**(64)**	(43)		**(263)**	(216)	**+22%**	
Net income before minority interests	**276**	246	+12%	**112**	95		**114**	76		**502**	417	**+20%**	
Minority interests	**(12)**	(10)	+20%	**(38)**	(40)		**(1)**	1		**(51)**	(49)	**+4%**	
Net income	**264**	**236**	+12%	**74**	**55**	+5%*	**113**	**77**	+42%*	**451**	**368**	**+23%**	+17%*
Average allocated capital	**4,871**	4,568	+7%	**888**	667		**2,534**	2,153		**8,293**	7,388	**+12%**	
ROE after tax	21.7%	20.7%		33.3%	33.0%		17.8%	14.3%		21.8%	19.9%		

* When adjusted for changes in Group structure and at constant exchange rates.



Change in risk-weighted assets

Average credit risk equivalent in EUR bn

111.6
114.0
116.9
119.2
120.6
121.7
125.7
130.1
133.3
16.2
16.6
16.4
16.7
16.9
16.9
19.1
21.2
21.9
20.7
21.8
23.0
23.3
23.8
24.1
24.3
25.6
27.0
74.7
75.6
77.5
79.2
79.9
80.7
82.3
83.4
84.4
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Retail Banking outside France
Financial Services
French Networks

Customer deposits and savings


Average outstanding
In EUR bn
Change
Q3 04/Q3 03
157.8
163.3
165.2
165.8
167.8
+6.3%
LIFE INSURANCE*
40.3
42.2
43.5
44.4
45.8
+13.4%
Managed savings
+6.9%
MUTUAL FUNDS
41.8
43.7
43.5
42.3
42.3
+1.4%
OTHER
2.5
2.6
2.5
2.4
2.4
-5.2%
SIGHT DEPOSITS
31.6
31.9
32.8
33.5
33.8
+7.1%
Deposits
+5.7%
SPECIAL SAVINGS ACCOUNTS
38.4
39.7
39.9
40.1
40.3
+4.8%
TERM DEPOSITS
3.2
3.2
3.0
3.1
3.2
+2.1%
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04

* Mathematical reserves.

Customer loans

Average outstanding
In EUR bn



Change
Q4 04/Q4 03
90.0
92.0
93.2
95.6
97.7
+8.5%
INDIVIDUALS o.w.
- Mortgage
36.3
37.3
38.3
40.0
41.4
+14.1%
- Consumer Credit & Overdrafts
8.3
8.5
8.6
8.6
8.7
+4.9%
BUSINESSES*
42.0
42.8
43.0
43.9
44.7
+6.5%
BANKS
3.4
3.4
3.3
3.1
2.9
-16.9%
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04

* In descending order: SMEs, self-employed professionals, local authorities, corporates, NPOs.

Interest margin of the French networks

- **The interest margin is an aggregate indicator dependent on 5 elements:**
  - Overall level of client assets
  - Interest earned on interest-earning assets
  - Interest paid on interest-bearing liabilities
  - Refinancing costs (Refinancing Rate x [Client Assets – Client Liabilities])
  - Interest from ALM hedging policy

In %	Q4 02	Q1 03	Q2 03	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04
① **Interest margin** (12-month moving average)	**3.57**	**3.54**	**3.49**	**3.43**	**3.40**	**3.36**	**3.31**	**3.27**	**3.23**
② Av.interest rate earned on interest-earning assets (12-month moving average)	*5.56*	*5.49*	*5.37*	*5.22*	*5.09*	*4.96*	*4.87*	*4.81*	*4.74*
③ Av. interest paid on interest-bearing liabilities (12-month moving average)	*1.99*	*1.95*	*1.89*	*1.78*	*1.69*	*1.60*	*1.56*	*1.54*	*1.52*

- **Interest margin:**
  - Does not indicate the evolution of product- or client-margins
  - Is not the sole factor in determining the evolution of net interest income

$$\underbrace{\text{Interest margin}}_{①} = \underbrace{\frac{\text{Interest earned from clients}}{\text{Client assets}}}_{②\ \text{Av. interest rate earned on interest-earning assets}} - \underbrace{\frac{[\text{Interest paid to clients + Refinancing cost* + Interest from ALM hedging policy}]}{\text{Client assets}}}_{③\ \text{Av. interest paid on interest-bearing liabilities}}$$

* Refinancing Rate x (Client Assets – Client Liabilities)

A productive organisation

BRANCH NETWORK

- 2000: 136 branch groups
- 12/04: 57 branch groups + 54 Sales Departments (DEC)
- 2005: ± 86 DEC

SUPPORT NETWORK

- 2000: 136 local back-office structures
- 12/04: 72[(1)] local structures + 18 customer service departments (PSC)
- 2008: ± 23 PSC

(1) Figure at end-June 2003: 130

DIRECT BANKING CHANNELS

- 12/04: 4 multimedia Customer Relations Centres (mCRC)
- 2005: 4 mCRC

- Internet (individual and business customers, self-employed professionals, etc.)
- Telephone (IVS, SMS, i-mode™, etc.)


Customers
contact
Shared Customer Relationship Management tool for all channels (DEC, PSC, mCRC)
Commercial data warehouse (mining, scores, ...)

Change in risk-weighted assets

Average credit risk equivalent in EUR bn



22.6
22.9
23.1
24.3
25.8
4.2
4.4
4.3
4.4
4.5
7.8
8.0
8.4
8.7
9.0
10.4
10.3
10.2
11.1
12.1
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Operational Leasing & Fleet Management
Consumer Credit
Equipment Finance
IT Asset Leasing & Management



Full-year income statement

In EUR m	Asset Management			Private Banking			GSSI + Boursorama			TOTAL GIMS			
	FY 04	FY 03	Change	FY 04	FY 03	Change	FY 04	FY 03	Change	FY 04	FY 03	Change	
Net banking income	1,048	911	+19%*	463	375	+16%*	755	697	+12%*	2,266	1,983	+14%	+16%*
Operating expenses	(639)	(583)	+14%*	(332)	(290)	+9%*	(660)	(638)	+6%*	(1,631)	(1,511)	+8%	+10%*
Gross operating income	409	328	+27%*	131	85	+41%*	95	59	+68%*	635	472	+35%	+35%*
Net allocation to provisions	0	(2)	-100%* / NM	(8)	0	NM / NS	0	(11)	-100%* / NM	(8)	(13)	-38%	-33%*
Operating income	409	326	+28%*	123	85	+30%*	95	48	x2.0*	627	459	+37%	+37%*
Net income from long-term investments	(2)	(11)		(1)	0		5	1		2	(10)	NM	
Income tax	(138)	(107)		(23)	(14)		(32)	(17)		(193)	(138)	+40%	
Net income before minority interests	269	208		99	71		68	32		436	311	+40%	
Minority interests	(35)	(20)		(7)	(4)		(2)	3		(44)	(21)	x2.1	
Net income	234	188	+26%*	92	67	+28%*	66	35	+91%*	392	290	+35%	+35%*
Average allocated capital	281	242		243	181		197	180		721	603	+20%	

* When adjusted for changes in Group structure and at constant exchange rates.

Quarterly income statement

In EUR m	Asset Management			Private Banking			GSSI + Boursorama			TOTAL GIMS			
	Q4 04	Q4 03	Change	Q4 04	Q4 03	Change	Q4 04	Q4 03	Change	Q4 04	Q4 03	Change	
Net banking income	326	278	+21%*	118	112	+5%*	185	175	+8%*	629	565	+11%	+14%*
Operating expenses	(182)	(161)	+17%*	(88)	(87)	+1%*	(171)	(154)	+14%*	(441)	(402)	+10%	+12%*
Gross operating income	144	117	+26%*	30	25	+20%*	14	21	-35%*	188	163	+15%	+18%*
Net allocation to provisions	5	(2)	-350NM%*	(2)	0	NMS	0	(5)	#NM##	3	(7)	NM	-143NM%*
Operating income	149	115	+33%*	28	25	+12%*	14	16	-13%*	191	156	+22%	+25%*
Net income from long-term investments	(2)	(9)		0	0		5	1		3	(8)	NM	
Income tax	(50)	(36)		(5)	(4)		(6)	(6)		(61)	(46)	+33%	
Net income before minority interests	97	70		23	21		13	11		133	102	+30%	
Minority interests	(14)	(9)		(2)	(2)		0	(1)		(16)	(12)	+33%	
Net income	83	61	+38%*	21	19	+11%*	13	10	+33%*	117	90	+30%	+32%*
Average allocated capital	337	250		266	219		206	216		809	685	+18%	

* When adjusted for changes in Group structure and at constant exchange rates.

Breakdown of assets under management by type of product

Assets under management at 31/12/04: EUR 266.8bn


239.0
252.9
263.1
264.4
266.8
Dec 04
Dec 03
Alternative investment (1)
Diversified (2)
Equity
Money market
Bonds
29.8
42.9
56.6
36.6
73.1
30.4
45.2
62.4
39.1
75.9
33.5
45.9
67.9
37.6
78.2
34.6
46.2
65.6
36.6
81.4
33.8
45.6
67.0
37.2
83.2
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
13%
42%
45%
Alternative Investment
Equities & Diversified
Fixed Income Products
12%
42%
46%
NB: excluding EUR 43.3bn of assets managed by Lyxor at 31/12/2004

(1) Performance-guaranteed funds, futures funds, hedge funds, private equity.
(2) Funds combining several asset classes (bonds, equities, cash), for example risk-profiled funds.

Breakdown of assets under management by client segment

Assets under management at 31/12/04: EUR 266.8bn



239.0
252.9
263.1
264.4
266.8
Third-party distribution
French Networks
Life insurance
Asia
Europe
US
13%
20%
17%
5%
22%
23%
14%
19%
17%
5%
22%
23%
14%
19%
16%
5%
23%
23%
14%
18%
17%
4%
24%
23%
15%
17%
17%
4%
24%
23%
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
49%
Retail
51%
Institutional investors

NB: excluding EUR 43.3bn of assets managed by Lyxor at 31/12/2004

Full-year income statement

In EUR m	Equity & Advisory				Corporate Banking & Fixed Income				TOTAL CORPORATE & INVESTMENT BANKING			
	FY 04	FY 03	Change		FY 04	FY 03	Change		FY 04	FY 03	Change	
Net banking income	1,999	1,864	+7%	+9%*	2,698	2,870	-6%	-3%*	4,697	4,734	-1%	+2%*
Operating expenses	(1,316)	(1,329)	-1%	+1%*	(1,571)	(1,584)	-1%	+1%*	(2,887)	(2,913)	-1%	+1%*
Gross operating income	683	535	+28%	+28%*	1,127	1,286	-12%	-9%*	1,810	1,821	-1%	+2%*
Net allocation to provisions	(46)	(37)	+24%	+39%*	106	(473)	NM	NM	60	(510)	NM	NM
Operating income	637	498	+28%	+27%*	1,233	813	+52%	+60%*	1,870	1,311	+43%	+47%*
Net income from long-term investments	(2)	(2)	NM		18	29	-38%		16	27	-41%	
Net income from companies accounted for by the equity method	1	0	NM		27	17	+59%		28	17	+65%	
Income tax	(153)	(122)	+25%		(296)	(173)	+71%		(449)	(295)	+52%	
Net income before minority interests	483	374	+29%		982	686	+43%		1,465	1,060	+38%	
Minority interests	0	0	NM		(6)	(8)	-25%		(6)	(8)	-25%	
Net income	483	374	+29%	+29%*	976	678	+44%	+51%*	1,459	1,052	+39%	+43%*
Average allocated capital	355	394	-10%		3,168	3,104	+2%		3,523	3,498	+1%	
ROE after tax	136.1%	94.9%			30.8%	21.8%			41.4%	30.1%		

* When adjusted for changes in Group structure and at constant exchange rates



Quarterly income statement

In EUR m	Equity & Advisory				Corporate Banking & Fixed Income				TOTAL CORPORATE & INVESTMENT BANKING			
	Q4 04	Q4 03	Change		Q4 04	Q4 03	Change		Q4 04	Q4 03	Change	
Net banking income	498	428	+16%	+19%*	718	635	+13%	+16%*	1,216	1,063	+14%	+17%*
Operating expenses	(326)	(348)	-6%	-4%*	(420)	(396)	+6%	+9%*	(746)	(744)	+0%	+3%*
Gross operating income	172	80	x2.2	x2.2*	298	239	+25%	+30%*	470	319	+47%	+52%*
Net allocation to provisions	(14)	(27)	-48%	-44%*	51	43	+19%	+28%*	37	16	x2.3	x2.5*
Operating income	158	53	x3.0	x2.9	349	282	+24%	+29%*	507	335	+51%	+56%*
Net income from long-term investments	0	0	NM		13	24	-46%		13	24	-46%	
Net income from companies accounted for by the equity method	1	0	NM		13	8	+63%		14	8	+75%	
Income tax	(47)	(17)	x2.8		(75)	(70)	+7%		(122)	(87)	+40%	
Net income before minority interests	112	36	x3.1		300	244	+23%		412	280	+47%	
Minority interests	0	0	NM		(1)	(2)	-50%		(1)	(2)	-50%	
Net income	112	36	x3.1	x3.0	299	242	+24%	+28%*	411	278	+48%	+52%*
Average allocated capital	378	404	-6%		3,288	3,125	+5%		3,666	3,529	+3.9%	
ROE after tax	118.5%	35.6%			36.4%	31.0%			44.8%	31.5%		

* When adjusted for changes in Group structure and at constant exchange rates.



Change in risk-weighted assets

Credit risk equivalent in EUR bn

58.3
61.2
57.5
63.8
59.5
61.0
60.0
60.4
57.0
60.4
59.0
61.6
60.7
Commercial Banking
Corporate Banking & Fixed Income (excl. Commercial Banking)
Equity & Advisory
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Change over 12 months
+6.4%
+8.5%
+10.3%
-19.0%
Change over 12 months at constant exchange rates
+10%

League table rankings

Euro Capital Markets

Bonds	**No.5 bookrunner** of euro bond issues **No.1 bookrunner** of euro bond issues in France and Spain **No.4 bookrunner** of corporate euro bond issues **No.1 bookrunner** of corporate euro bond issues in France
Securitisation	**No.2 bookrunner** of euro-denominated securitisations
Syndicated Credits	**No.8 bookrunner** of syndicated credits in Europe (EMEA)
Equities & Convertibles	**No.12 bookrunner** of primary equity and convertible deals in Europe (EMEA) **No.1 bookrunner** of primary equity deals in France **(Source: Thomson Financial, December 2004)**

Structured Finance

Export Finance	**No.1 global arranger** (SG ranked in top 3 for the past 10 years) **(Trade Finance, June 2004)** **8 transactions awarded "Deal of the Year" in 2003 (Trade Finance, March 2004)**
Commodity Finance	**No.1 structured financing arranger worldwide** (SG ranked in top 2 for the past 5 years) **(Trade Finance, June 2004)** **9 transactions awarded "Deal of the Year" in 2003 (Trade Finance, March 2004)**
Project Finance	**No.3 European arranger for 2004 (Thomson Financial, June 2004)** **Best Project Finance House of the year (Finance Asia, December 2004)**



League table rankings

Derivatives

Equity Derivatives

Equity Derivatives House of the Year (Risk Magazine, The Banker, IFR - 2004)

Global leader on warrants and No.1 in Europe on ETFs
(Reuters, Bloomberg and stock markets, December 2004)

Best Managed accounts platform - Lyxor (Albourne, September 2004)

No.1 in OTC Equity options in Europe & US, index options (DJ Eurostoxx 50, SMI, DAX 30) and warrants (Risk magazine – September 2004)

Interest Rate & Credit Derivatives

Among the top five players in numerous product categories
(Risk Magazine, September 2004)

Commodities

Among the leaders in commodity derivatives in numerous sectors
(Risk Magazine, February 2004)

House of the Year in Oil (Risk Magazine, March 2004)

Corporate Centre*

- **Gross operating income**
  - EUR 40m of exceptional operating expenses in Q4 03
- **Net income from long-term investments**
  - Q4 04: provision booked for the proprietary equity portfolio
- **At December 31st 2004:**
  - Net book value of industrial and bank equity portfolio: EUR 1.6bn
    - Reduction of EUR 1bn vs. End-December 2003
  - Market value: EUR 1.9bn

	Q4 04	Q4 03
Gross operating income	(114)	(176)
Net income from LT investments	(48)	106
Amortisation of goodwill	(43)	(72)
Net income	(143)	(92)

*** The Corporate Centre groups:**
the Group's real estate portfolio, offices and other premises, industrial and bank equity portfolios, central funding functions, the cost of cross-business projects and the amortisation of goodwill.

Sound sectoral diversification of risks

Corporate commitments: EUR 241bn*


Healthcare & social services 2%
Machinery & equip. 4%
Elec., Gas & water 4%
Transp. equip. manufac. 5%
Food & agriculture 4%
Chemicals & pharmaceuticals 4%
Metals & minerals 3%
Oil & gas extraction 3%
Construction 3%
Paper, printing & pub. 2%
Textile manufac. 1%
Wholesale trade 7%
Retail trade 6%
Hotels & catering 2%
Finance & insurance 15%
Business services 6%
Real estate 8%
Membership org. & recreation services 3%
Transportation 5%
Telecom operators 4%
Public admin. & education 7%
Misc. 2%

Figures as at 31/12/2004

* On and off-balance sheet loans, excluding individuals

Geographical breakdown of commitments

On- & off-balance sheet

Corporates + Individuals: EUR 304bn


France Individuals 17%
Japan/ Australia 2%
North America 12%
South America 2%
Asia excl. Japan/Australia 1%
Africa/Middle East 3%
CEEC 5%
Western Europe excl. France 19%
France Corporates 39%

On-balance sheet

Corporates + Individuals: EUR 205bn


Franec Individuals 25%
Japan/ Australia 1%
North America 2%
South America 2%
Asia excl. Japan/Australia 1%
Africa/Middle East 4%
CEEC 5%
Western Europe excl. France 20%
France Corporates 40%

Figures as at 31/12/2004

Trading VaR


Quarterly average of 1-day, 99% Trading VaR (in EUR m)
31.3
24.5
24.3
27.2
23.6
26
21.4
Trading VaR
22.3
22.1
-16.6
25.3
12.4
-18.5
23.1
15.1
-17.9
29.8
13.6
-19.6
34.6
11.8
-26.9
30.9
13
-20.6
24.6
10.5
-16.6
0
Fixed Income
Equity
Forex
Commodities
Netting Effect
Q4 01
Q4 02
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04

High level of provisioning for doubtful loans

■ Specific features of the French regulatory environment

- Provisions are booked for individual loans
- Ban on intermediary write offs
- Procedures are often very long (between 5 and 10 years)

■ Provisioning cycle

1. The provisioning of new doubtful loans in the amount of 30 to 60%, depending on guarantees, reduces the coverage ratio
2. Partial recovery gradually reduces the amount of the doubtful loan and increases the coverage ratio
3. The final write-off of the unrecoverable portion of the residual loan (which is highly provisioned), reduces the coverage ratio

	31/12/2003	30/09/2004	31/12/2004
Customer loans (in EUR bn)	184	200	205
Doubtful loans (in EUR bn)	10.7	11.0	10.3
Doubtful loans/Customer loans	5.8%	5.5%	5.0%
Provisions (in EUR bn)*	8.3	8.3	8.0
Overall coverage ratio for doubtful loans	78%	76%	77%

* Including EUR 0.4bn country risk reserve and general credit risk reserves of EUR 0.6bn at end-December 2004.



Balance sheet

In EUR m	31/12/2004	31/12/2003
ASSETS		
Interbank and money market assets	**26.1**	26.0
Customer loans	**198.9**	177.1
Securities	**245.4**	226.0
Net investments of insurance companies	**49.0**	42.9
Other assets	**70.5**	56.6
Long-term assets	**11.2**	10.8
TOTAL ASSETS	**601.1**	539.4
LIABILITIES & SHAREHOLDERS' EQUITY		
Interbank and money market liabilities	**162.9**	147.1
Customer deposits	**174.5**	160.2
Bonds	**18.5**	17.3
Securities	**98.5**	92.9
Underwriting reserves of insurance companies	**46.8**	41.2
Other liabilities and provisions	**76.9**	59.4
Equity and General Reserve for Banking Risks	**23.0**	21.3
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**601.1**	539.4

Determination of number of shares used to calculate EPS and book value per share

Average number of shares (thousands)	2002	2003	2004
Existing shares	**429,126**	**434,823**	**441,157**
Deductions			
Treasury stock and share buy-backs	13,908	16,360	20,155
Shares allocated to cover stock options awarded to staff in 2000, 2002, 2003 and 2004	5,103	8,145	12,693
Number of shares taken to calculate EPS	**410,115**	**410,318**	**408,309**
EPS (in EUR)	**3.41**	**6.07**	**7.65**
Book value per share (in EUR) (on the basis of number of shares at end of period)	**38.4**	**41.0**	**45.5**

Economic and market environment

	Q4 03	Q3 04	Q4 04
Interest rates (quarterly average)			
10-year French government bond	4.31	4.17	3.82
3-month Euribor	2.15	2.12	2.16
Indices (end of period)			
CAC 40	3,558	3,641	3,821
Euro Stoxx 50	2,761	2,726	2,951
Nasdaq	2,003	1,897	2,175
Currencies (quarterly average, in EUR)			
USD	1.19	1.22	1.30
GBP	0.70	0.67	0.69
YEN	129	134	137
Issuance volumes in Europe*			
Primary bond issues in euros (in EUR bn)	205	219	211
Primary equity & convertibles (in USD bn)	32	34	62

* Thomson Financial database (Q4 04 extraction)


GENERALE

GROUP

Investor Relations

Didier VALET, Pascale MASSOUD-AYOUB, Sayuri AOKI, Julien VANNIER

Tel.: +33 (0) 1 42 14 47 72

E-mail: investor.relations@socgen.com - Internet: www.ir.socgen.com

Paris, Hamburg, 22 November 2004

PRESS RELEASE

CONTACTS

SOCIÉTÉ GÉNÉRALE
Jérôme FOURRÉ
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with share capital of
EUR 555,617,206.25
552 120 222 RCS PARIS

Société Générale acquires 75% stake in Hanseatic Bank and signs long-term cooperation agreement with Otto

Société Générale and Otto announce the acquisition by Société Générale, for an amount of 190 million euros, of a 75% stake in Hanseatic Bank, a subsidiary held by Otto Group. Otto will retain a 25% ownership stake in Hanseatic Bank.

The transaction also includes a 30-year cooperation agreement between Société Générale and Otto as exclusive partners for the sales financing of the mail order business of Otto and Schwab in Germany.

Philippe Citerne, Chief Executive Officer of the Société Générale Group, said: "Following the acquisition of a majority stake in Hanseatic Bank, Société Générale will bolster its consumer finance operations in Germany and build on the long-term exclusive agreement with Otto and Schwab to develop joint business opportunities."

Dr. Michael Otto, Chairman of the Executive Board of the Otto Group, said: "Private customer business in banking has a great future. Growth in this sector, beyond the scope already covered by the Hanseatic Bank, requires expanding business by adding new financial services and broadening our clientele base. This is why we are very pleased to have found in Société Générale a strategic partner, who is outstandingly suited to achieve this. We are moreover thus creating an optimum range of financial services for our mail-order customers at Otto and Schwab."

Société Générale's current consumer finance business in Germany includes a car financing activity and a car leasing business under the respective brand names BdK and ALD. With credit outstanding in excess of 1 billion euros, Hanseatic Bank is the number four specialized consumer finance bank in Germany, with 300 employees and a network of 30 branches. Following this acquisition, Société Générale will be one of the leaders in consumer finance in Germany with total credit outstanding of approximately 2.6 billion euros.

This transaction highlights Société Générale's development strategy in specialized financial services where the Group operates in five business lines and ranks among the European leaders, with a number of leadership positions in:

- consumer and car finance
- business finance and vendor programmes
- operational car leasing and fleet management
- IT asset leasing and management
- life & non-life insurance.


SOCIETE
GENERALE

GROUP

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 88,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves nearly 16 million retail customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (over EUR 1,100 billion) and under management (EUR 313 billion, September 2004).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.
Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Otto Group

Founded in 1949, the Otto Group is now a worldwide-operating trade and services group with more than 55,000 employees on three continents. The Otto Group operates in 19 countries in Europe, North America and Asia. It is engaged in retail trade, financial services, the wholesale and the services sector. In the financial year 2003/04, the Otto Group achieved a turnover of 14.3 bn Euro. Today, Otto is the largest mail order group in the world. The Otto Group is the world's number two in B2C online trade, second only to Amazon. Over-the-counter retail trade constitutes the third pillar of the successful multichannel distribution concept at Otto.

Global corporate activities and a variety of strategic partnerships and joint ventures provide Otto with excellent opportunities to transfer know-how and to use the synergy potential available. The fact that national companies are acting within their own responsibility to a high degree guarantees both flexibility and a close customer relationship as well as optimum target group appeal in the respective country.

For further information on the Otto Group as well as the 2003/2004 annual report, the Chairman's speech at the annual press conference on financial statements, press photos, and TV footage, please refer to www.ottogroup.com

Paris, February 10th 2005

PRESS RELEASE

2004: STRONG RESULTS

- Growth in franchises and revenue
- Tight cost control
- Strong growth in gross operating income: +12.7%* vs. 2003
- Low net allocation to provisions
- Operating income: +36.2%* vs. 2003
- Net income: EUR 3,125 million (+25.4% vs. 2003)
- Earnings per share: EUR 7.65 (+26.0% vs. 2003)
- Recommended dividend: EUR 3.30 per share (+32.0% vs. 2003)

FOURTH QUARTER 2004:

- Sustained revenue growth: +9.4% * vs. Q4-03
- Net income: EUR 836 million (+29.8% vs. Q4-03)
- Group ROE after tax: 19.6%55

In EUR million	2004	Change vs. 2003	Q4 04	Change vs. Q4 03
Net banking income	16,416	+5.0%	4,320	+10.2%
*On a like-for-like basis**		*+6.0%*		*+9.4%*
Operating expenses	-10,967	+3.8%	-2,869	+2.4%
*On a like-for-like basis**		*+2.9%*		*+1.6%*
Gross operating income	5,449	+7.5%	1,451	+29.7%
*On a like-for-like basis**		*+12.7%*		*+28.8%*
Operating income	4,908	+27.7%	1,347	+43.6%
*On a like-for-like basis**		*+36.2%*		*+43.0%*
Net income	3,125	+25.4%	836	+29.8%

	2004	2003	Q4 04	Q4 03
Group ROE after tax	18.9%	16.2%	19.6%	16.4%
Business line ROE after tax	28.3%	24.0%	30.7%	25.4%

** When adjusted for changes in Group structure, at constant exchange rates and, with respect to the comparison of nine-month figures, excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03.*

As of this quarter the Group's results are presented in accordance with the new management structure arising from the establishment of the securities business (SG GSSI) in 2004. All historical data for the business lines have been adjusted accordingly.

CONTACTS

SOCIÉTÉ GÉNÉRALE
Jérôme FOURRÉ
+33(0)1 42 14 25 00
Hélène AGABRIEL
+33(0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com
www.ir.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with share capital of EUR 556 441 448.25
552 120 222 RCS PARIS



GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES – ASSET MANAGEMENT, PRIVATE BANKING – CORPORATE & INVESTMENT BANKING

At the meeting of the Board of Directors of Société Générale on February 9th 2005, the Board examined the results at December 31st 2004, which confirmed the Group's capacity for growth. The Board of Directors will recommend a dividend payment of EUR 3.30 per share, representing a 32% increase on 2003, to the Annual General Meeting.

1. GROUP CONSOLIDATED RESULTS

2004 saw strong economic growth worldwide but an uncertain economic environment in Europe, a lack of clear-cut trends in the equity markets and a decline in interest rates and the dollar. The volume of deals by European corporates remained limited, notably on the equity capital markets. However the credit risk environment proved very favourable.

In this context the Group recorded strong results. Gross operating income stood at EUR 5,449 million for the year, up sharply by 12.7%[1], compared to 2003, while net income rose by 25.4% to EUR 3,125 million.

The fourth quarter of 2004 was marked by sustained revenue growth, stable operating expenses and continued low risk provisioning. Net income was up 29.8% compared to the fourth quarter of 2003.

Net banking income

Net banking income for the year stood at EUR 16,416 million. In relation to 2003, this represented a 6.0%[1] increase (+5.0% in absolute terms). Revenue in the Corporate & Investment Banking arm was stable in relation to 2003, which represented a high base; revenue in all the other businesses was up, particularly in the Group's growth drivers – Retail Banking outside France, Financial Services and Global Investment Management & Services.

In the fourth quarter of 2004, Group net banking income stood at EUR 4,320 million, up sharply by 9.4%* (+10.2% in absolute terms).

These results underscored the Group's ability to deliver strong growth throughout the business cycle, thanks to its well-balanced business mix and the dynamic contribution made by its growth drivers.

Operating expenses

Operating expenses rose by 2.9%* compared to 2003, reflecting continued emphasis on investment and tight cost control.

---

[1] When adjusted for changes in Group structure and at constant exchange rates and excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03.

*When adjusted for changes in Group structure and at constant exchange rates

The Group's 2004 cost/income ratio stood at 66.8%, down from 68,4%[1] in 2003. The Group's cost/income ratio stood at 66.4% for the quarter, compared to 71.5% in the fourth quarter of 2003.

Operating income

Gross operating income rose by 12.7%[2] to EUR 5,449 million compared to 2003. Gross operating income in the fourth quarter of 2004 rose by 28.8%*.

In the fourth quarter, risk provisioning remained low for the fifth quarter running, reflecting a favourable credit environment and specific factors within the Group, namely: systematic diversification of the credit portfolio, improved risk management and conservative provisioning of risk exposure. In 2004, the cost of risk in the French Networks stood at 32bps of risk-weighted assets, thereby confirming the structural improvement in the Group's risk profile. For the third consecutive quarter, Corporate & Investment Banking booked a net write-back which stood at EUR 37 million in the fourth quarter (net write-back of EUR 60 million for the year as a whole), achieved exclusively through the write-back of specific provisions on loans redeemed or sold, with no write-back from the general credit risk reserve.

Group operating income in 2004 stood at EUR 4,908 million, up 36.2% compared to 2003 (+27.7% in absolute terms).

Operating income for the quarter stood at EUR 1,347 million, up sharply by 43.0%* (43.6% in absolute terms).

Net income

In a stock market environment lacking clear-cut trends, and in the absence of major deals, net income from long-term investments stood at EUR 119 million over the year. After goodwill amortisation, corporate income tax (effective annual tax rate of 28%) and minority interests, net income totalled EUR 3,125 million for the quarter, up 25.4% on 2003. Group ROE after tax stood at 18.9% for the year, compared to 16.2% last year.

Over the quarter, net income rose by 29.8% to EUR 836 million. Group ROE after tax stood at 19.6%, up sharply compared to the fourth quarter of 2003 (16.4%).

2. CAPITAL BASE

Group shareholders' equity stood at EUR 18.6 billion at December 31st 2004, representing a book value per share of EUR 45.5. The Tier 1 ratio stood at 8.54% at

[1] Excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03.
[2] When adjusted for changes in Group structure and at constant exchange rates and excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03.

December 31st 2004. Risk-weighted assets increased by 8,7%* over the year (9.9% in absolute terms).

As part of its policy aimed at cancelling out the dilutive impact of capital increases reserved for employees and stock option plans, Société Générale bought back 10.4 million shares (net of disposals) in 2004 at an average price of EUR 67.6. At December 31st 2004, the Group held 39.3 million of its own shares (excluding those held as part of its trading activities), representing 8.8% of its total share capital. Furthermore the Board of Directors decided to cancel 11 million shares representing non-allocated treasury stock (i.e. 2.5% of the Group's capital).

The Group is rated AA- by Standard & Poor's and AA- by Fitch. On January 6th 2005, Moody's upgraded the Group to Aa2, emphasising in particular the Group's consistent control of operating expenses and risk management. Société Générale ranks amongst the highest rated banking groups.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	2004	Change vs. 2003	Q4 04	Change vs. Q4 03
Net banking income	5,865	+3.9%	1,515	+3.5%
Operating expenses	-4,042	+3.2%	-1,027	+3.7%
Gross operating income	1,823	+5.4%	488	+3.0%
Net allocation to provisions	-291	-12.1%	-75	-25.0%
Operating income	1,532	+9.5%	413	+10.4%
Net income	965	+9.9%	264	+11.9%

	2004	2003	Q4 04	Q4 03
ROE after tax	20.3%	19.7%	21.7%	20.7%

The environment for the domestic retail banking business remained lacklustre in 2004, due to sluggish economic growth and stiff competition underpinned by 9 national networks, excluding post office branches. There was no improvement in the last quarter. Interest rates reached record lows at the end of the year, and continued to weigh on net interest income.

Notwithstanding this context, the Société Générale and Crédit du Nord networks successfully pursued the expansion of their franchises and maintained revenue growth.

Regarding **individual customers,** the number of current accounts increased by +124,000 over the year, i.e. + 2.2%, despite a nationwide banking penetration rate of almost 100%. The increase stood at +27,000 during the fourth quarter.

216 million contacts were recorded in 2004 (+20% in relation to 2003), representing a 20% increase on 2003, of which 95 million via Internet (+45%). The Société générale and Crédit du Nord networks continue to record stronger demand for remote channels than major competing brands [1].

Life assurance represented the main priority in terms of savings and investments, with new inflows of EUR 7.3 billion, i.e. +17.5%, compared to an overall market increase of +13%. 75,000 PERP accounts were opened during the year, representing high quality production (average unit amounts of EUR 700). New mortgage loans stood at 12.8 billion euros, up by 8% over the landmark level achieved in 2003, and representing a twofold increase over 2000. The fierce competition required close scrutiny in terms of volume and interest margin. Between early 2000 and the end of

[1] Source: OPBERBAC 2004.

the second quarter 2004 (the latest data published by Banque de France), the combined outstanding loans of the Group's two brands increased at an annualised rate of 10.4%, above the rate of growth of the market (+8.4%).

The above comment also applies to short-term credit facilities to individual customers: over the same period, the outstanding amount of the latter increased by 7.2% on an annualised basis, versus 5.0% for the market.

Comparable sales dynamism underpinned our drive for **business customers**. The two networks maintained their market share in terms of lending, which has also increased since January 2000. Outstanding loans rose by 2.4% on 2003, against a backdrop of weak demand for investment loans and reduced use of short-term corporate credit facilities, reflecting the favourable cash position of most counterparties.

In financial terms, the two networks recorded a 3.9% increase in NBI in relation to 2003, and 3.5% between the 4th quarter of 2004 and the same period in 2003.

Net interest income increased moderately in 2004 (+1% compared to 2003). The positive impact of the strong increase in sight deposits (+7.1%) was consistently offset quarter after quarter by the erosion of the interest margin on deposits due to the continued decline in long-term interest rates.

Commission income increased by 8.1% in 2004, with a sharp rise in financial commissions (+13.1%). The increase in service commissions (+6.5%) includes a small price effect, lower than inflation. Both networks are seeking to maintain the competitive fee structure widely recognised in public surveys.

A tight rein was kept on growth in operating expenses (+3.2% over the year), notwithstanding continued investment – in line with objectives – aimed at improving productivity (consolidation of regional middle and back-office platforms in the Société Générale network) and controlled growth in the number of sales outlets. The increase stood at +3.7% over the quarter compared to the fourth quarter of 2003, including a provision for early retirements scheduled in 2005.

The cost/income ratio declined to 68.9% in 2004, versus 69.4% in 2003.

Gross annual operating income stood at EUR 1,823 million, up 5.4% compared to 2003.

The annual cost of risk declined and stood at 32 basis points in relation to outstanding credits, against 37bps in 2003.

Net income stood at EUR 965 million in 2004, up 9.9% over 2003. It stood at EUR 264 million in the fourth quarter, up 11.9%.

ROE after tax stood at 20.3% in 2004, versus 19.7% in 2003. It stood at 21.7% in the last quarter, compared to 20.7% for the same period in 2003.

Retail Banking outside France

In EUR million	2004	Change vs. 2003	Q4 04	Change vs. Q4 03
Net banking income	**1,979**	**+16.3%**	**540**	**+20.0%**
On a like-for-like basis & at constant exchange rates		*+7.3%*		*+5.3%*
Operating expenses	**-1,213**	**+16.7%**	**-331**	**+20.4%**
On a like-for-like basis & at constant exchange rates		*+3.1%*		*+4.8%*
Gross operating income	**766**	**+15.5%**	**209**	**+19.4%**
On a like-for-like basis & at constant exchange rates		*+13.6%*		*+6.1%*
Net allocation to provisions	**-161**	**+0.0%**	**-41**	**+0.0%**
Operating income	**605**	**+20.5%**	**168**	**+25.4%**
Net income	**265**	**+23.8%**	**74**	**+34.5%**

	2004	2003	Q4 04	Q4 03
ROE after tax	**33.0%**	**32.1%**	**33.3%**	**33.0%**

Retail Banking outside France is one of the Group's main growth drivers. Development of this business rests on four underlying principles: investment and/or acquisitions in countries where the local banking market offers strong growth potential, distribution networks suited to local market conditions, with emphasis on long-term customer loyalty, strict risk management, and a well-balanced geographical presence in order to ensure diversification of risk.

In 2004, the main geographical emphasis of this business continued to shift towards Europe: 70% of the arm's 2004 revenue was generated by subsidiaries in member states of the European Union or candidates for EU entry.

External growth continued in 2004, notably with the acquisition of a 50.01% stake in General Bank of Greece and the increase in the stake in the BRD (Development Bank of Romania) to 58.3%. Conversely, disposal of the retail banking business in Argentina, a non-strategic market for the Group, was launched.

Organic growth plans were pursued, with particular emphasis on the European subsidiaries (Czech Republic, Romania, Bulgaria), as well as Russia and Egypt.

The franchise continued to record sustained growth: the arm now provides services to 5.4 million individual customers, of which 3.5 million in Europe. The net increase in 2004 stood at 458,000 when adjusted for changes in group structure (i.e. +10% in relation to end 2003), of which +292,000 in Europe. Outstanding deposits and loans were up sharply by 9.1%* and 13.4%* respectively, with a particularly strong increase for individual customers.

This strong sales momentum was accompanied by emphasis on quality of service: Komercni Banka was awarded the "Bank of the Year" Award at the MasterCard Bank of the Year contest in the Czech Republic.

Revenue rose sharply by 7.3%* between 2003 and 2004 (+16.3% in absolute terms). The annual NBI of the arm stood at EUR 1,979 million, representing 12% of Group NBI, versus 6% in 2000. Over the quarter, the arm's revenue rose by 5.3%* (+20.0% in absolute terms).

Operating expenses increased moderately (+3.1%* in relation to 2003), notwithstanding major investment aimed at further growth and productivity (opening of new branches, pooling of IT and electronic payment infrastructure).

Although temporarily penalized by the integration of the new Greek subsidiary, the cost/income ratio remained stable at 61.3% over the year.

The cost of risk was again low, and stood at EUR 161 million in 2004.

Operating income rose by 20.5% over the year.

Net income increased by 23.8% in relation to 2003. ROE after tax was stable at a high level (33.0% in 2004, 33.3% over the quarter).

Financial Services

In EUR million	2004	Change vs. 2003	Q4 04	Change vs. Q4 03
Net banking income	1,841	+12.7%	512	+8.5%
On a like-for-like basis & at constant exchange rates		*+9.0%*		*+4.5%*
Operating expenses	-1,091	+6.0%	-302	-1.9%
On a like-for-like basis & at constant exchange rates		*+2.1%*		*-5.1%*
Gross operating income	750	+24.2%	210	+28.0%
On a like-for-like basis & at constant exchange rates		*+20.8%*		*+21.8%*
Net allocation to provisions	-137	-11.6%	-31	-29.5%
Operating income	613	+36.5%	179	+49.2%
Net income	385	+35.1%	113	+46.8%

	2004	2003	Q4 04	Q4 03
ROE after tax	15.6%	13.4%	17.8%	14.3%

The Group's Financial Services activities are mainly comprised of two business lines: Specialised Financing and Life Insurance.

Similarly to Retail Banking outside France, **Specialised Financing** represents a major area of development for the Group.

Following a series of acquisitions and investments in organic growth pursued in 2004, the business line has become a major diversified player in Europe, undergoing constant expansion. More than 60% of revenue is generated outside France. The three Specialised Financing businesses aimed at corporate customers rank among the top players in Europe.

The Group's consumer credit business has achieved a significant size. Average annual revenue growth has been in excess of 26% since 2000. Despite the hesitant trend of the French market, new loan issuance increased by 10% compared to 2003, with particularly good performance at Franfinance and Fiditalia. Low interest rates underpinned margins on new loans. Outstanding loans increased by 16% for the year. There were two major highlights during the year, namely

- the launch of the business in Russia, and
- the agreement in principle for the acquisition in the last quarter of a 75% stake in Hanseatic Bank, the banking subsidiary of OTTO, the German mail order company ; the integration of Hanseatic Bank, the fourth largest specialist player in the German consumer credit market, will double the Group's outstanding consumer loans in Germany.

Regarding the vendor and equipment finance business, the production of SG Equipment Finance in Europe slightly increased in 2004, as strong performance in

Eastern Europe offset weak demand in Western Europe. The cost of risk remained favourable. SG Equipement Finance pursued its growth strategy over the year, with the acquisition of the leasing and factoring businesses of Elcon Finans, the leading Norwegian player.

In operational vehicle leasing and fleet management, ALD Automotive pursued the expansion of its international network in 2004, with the establishment of entities in Switzerland, Ukraine, Russia, Romania, Croatia, Slovenia, the Baltic countries and Egypt. In the last quarter, ALD acquired FleetPartner Nordic, a Swedish company managing a fleet of 2,300 vehicles. With a fleet of 558,000 vehicles at end 2004 (+10% compared to end 2003), ALD International ranks as the third largest European player (n°2 in terms of outstandings).

The production of ECS, the leading European player in IT asset leasing and management, was up 6% in relation to 2003, driven by its overseas business, particularly in Spain, where ECS acquired the local subsidiary of the Parsys Group.

Overall, revenue generated by the **Specialised Financing** business line rose by 7%* in relation to 2003. ROE after tax stood at 18.7% for the year.

In the **Life Insurance** business, SOGECAP recorded a 17% increase in premium income in relation to 2003, which already represented a high base, above the average increase for the bancassurance sector in France (+14.4%). Its share of the bancassurance market therefore stood at 14.3% in terms of sales. Annual net banking income of the Life Insurance business rose by 26% * compared to 2003.

Overall, the **Financial Services arm** notched up 36.5% growth in annual operating income. Its ROE after tax stood at 15.6% in 2004, versus 13.4% in 2003.

Over the quarter, the arm's operating income rose by 49.2% and ROE after tax stood at 17.8% versus 14.3% for the same period in 2003.

4. GLOBAL INVESTMENT MANAGEMENT & SERVICES

In EUR million	2004	Change vs. 2003	Q4 04	Change vs. Q4 03
Net banking income	**2,266**	**+14.3%**	**629**	**+11.3%**
On a like-for-like basis & at constant exchange rates		*+15.7%*		*+13.8%*
Operating expenses	**-1,631**	**+7.9%**	**-441**	**+9.7%**
On a like-for-like basis & at constant exchange rates		*+9.8%*		*+12.2%*
Operating income	**627**	**+36.6%**	**191**	**+22.4%**
On a like-for-like basis & at constant exchange rates		*+36.6%*		*+25.0%*
Net income	**392**	**+35.2%**	**117**	**+30.0%**

In EUR billion	2004	2003	Q4 04	Q4 03
Net new money over period	**24.8**	**10.3**	**3.7**	**2.2**
Assets under management (at end of period)	**315**	**284**	**315**	**284**

The Global Investment Management & Services arm includes asset management (SG AM), private banking (SG Private Banking), as well as securities businesses (SG GSSI) and on-line brokerage (Boursorama).

The arm displayed strong growth momentum: net inflows stood at a record level of EUR 24.8 billion over the year, i.e. more than double the level achieved last year. At December 31st 2004, assets under management stood at EUR 315 billion; this outstanding amount does not include assets managed by Lyxor Asset Management (EUR 43.3 billion at December 31 2004), whose results are consolidated under the Equity and Advisory business line, nor the assets of customers managed directly by the French networks (approximately EUR 70 billion held by customers with investible assets exceeding EUR 150,000). Assets under custody at SG GSSI stood at EUR 1,115 million at December 31 2004, up 9% over the year. The number of lots handled by Fimat rose sharply in 2004 to 600 million contracts (+23% compared to 2003).

The arm's financial results also showed a sharp improvement, with operating income up 36.6%* on 2003 (+36.6% in absolute terms), and the cost/income ratio down sharply by over 4 points at 72.0%. Net income stood at EUR 392 million, up 35.2%. Over the quarter, net income rose by 30.0% to stand at EUR 117 million.

Asset Management

SG AM is a global player with a strong positioning in the world's four main investment regions.

In 2004, SG AM pursued its growth strategy based on the development of an innovative offering (notably in alternative management and high alpha products), and the harnessing of growth drivers in the form of partnerships: in Asia, SG AM strengthened its presence through the acquisition of Resona AM, the investment management subsidiary of the 5th largest Japanese banking group and joint-venture agreements with IBK the Korean group and State Bank of India, India's largest banking group; overall, with its presence in China, SG AM has direct access to 350 million potential new individual clients in Asia.

SGAM's expertise is recognised and it was designated best Asset Manager by institutional investors for the second year running[1].

Net inflows of new money for 2004 tripled in relation to 2003, to stand at EUR 19.9 billion, with EUR 6.7 billion of this total invested in equity and diversified funds and EUR 3.2 billion invested in alternative management vehicles; TCW made a particularly strong contribution (EUR 9.4 billion). Cross-selling between the various platforms accounted for EUR 6.7 billion. In the fourth quarter, net inflows stood at EUR 2.8 billion, up EUR 1.3 billion over the fourth quarter of 2003.

Overall, assets under management at SGAM stood at almost EUR 267 billion at end 2004, versus EUR 239 billion at end 2003, despite negative currency impact of EUR 6.9 billion.

Net banking income was up sharply by 18.8%* on 2003.

The rise in operating expenses compared to 2003 (+13.9%*) remained well below that of revenue.

Annual operating income rose by 28.2%* on 2003. Over the quarter the increase stood at 33.0%*.

Private Banking

The business line continued its sustained sales drive with strong asset gathering over the period: EUR +4.9 billion over 2004 (representing growth in new money equivalent to 11% of assets under management). Over the quarter, net inflows stood at EUR 0.9 billion, up EUR 0.2 billion over the fourth quarter of 2003.

Overall, assets under management stood at EUR 48.4 billion [2] at end 2004, versus EUR 45.1 billion at end 2003, despite negative currency impact of EUR 1.3 billion. Structured products recorded strong growth in assets under management.

[1] Source : Amadeis.

[2] Excluding assets of customers managed directly by the French networks (approximately EUR 70 billion held by customers with investible assets exceeding EUR 150,000).

The business line recorded a sharp increase in net banking income over the year (+15.8%* over 2003). Despite the impact of additions to the sales teams and IT projects in Switzerland and Asia, operating expenses rose moderately in 2004 (+8.7%* compared to 2003).

Operating income recorded a strong increase (+30.1%* on 2003). The increase in operating income over the quarter stood at 12.0%* in relation to the fourth quarter of 2003.

SG GSSI and Boursorama

Despite a relatively unfavourable market environment, client-driven activity continued to record sustained growth. The **brokerage arm of SG GSSI** confirmed its strong positioning (global market share of 5.1% [1] in execution and clearing on listed derivative products in the fourth quarter). The number of funds administered by the **Investor sub-division of SG GSSI** rose by 13% over one year. **Boursorama** successfully implemented its diversification strategy aimed at collecting savings, particularly via UCITS.

Net banking income in the business line rose by 11.5%* on 2003.

Operating expenses increased less than revenue (+6.5%* on 2003), despite non-recurrent expenses due to rationalisation.

Operating income doubled* compared to 2003. Over the quarter, operating income was down 13.3%*, but up sharply excluding non-recurrent expenses.

[1] On major derivatives exchanges of which FIMAT is a member.

5. CORPORATE & INVESTMENT BANKING

In EUR million	2004	Change vs. 2003	Q4 04	Change vs. Q4 03
Net banking income	**4,697**	**-0.8%**	**1,216**	**+14.4%**
On a like-for-like basis & at constant exchange rates		*+1.6%*		*+17.5%*
Operating expenses	**-2,887**	**-0.9%**	**-746**	**+0.3%**
On a like-for-like basis & at constant exchange rates		*+1.3%*		*+2.8%*
Gross operating income	**1,810**	**-0.6%**	**470**	**+47.3%**
On a like-for-like basis & at constant exchange rates		*+2.1%*		*+52.1%*
Net allocation to provisions	**60**	**-111.8%**	**37**	**+131.3%**
Operating income	**1,870**	**+42.6%**	**507**	**+51.3%**
On a like-for-like basis & at constant exchange rates		*+47.2%*		*+56.5%*
Net income	**1,459**	**+38.7%**	**411**	**+47.8%**

	2004	2003	Q4 04	Q4 03
ROE after tax	**41.4%**	**30.1%**	**44.8%**	**31.5%**

The contribution of the Corporate & Investment Banking arm to the Group's net income increased sharply over the year to EUR 1,459 million (+38.7% compared to 2003). In the fourth quarter, net income increased to EUR 411 million (+47.8% compared to the fourth quarter of 2003).

The Corporate & Investment Banking arm posted profitability in excess of 30% after tax for the seventh consecutive quarter: in the fourth quarter of 2004, ROE after tax came out at 44.8%, vs. 31.5% for the same period in 2003. After-tax ROE for 2004 stood at an extremely high level of 41.4% compared to 30.1% in 2003.

This performance was mainly achieved through the drive for increasing and diversifying revenue from client-driven activity. As part of this strategy the Corporate & Investment Banking arm has implemented a plan based on several initiatives in high growth areas, involving a selective recruitment policy.

These results also reflect the strong performance of the Corporate & Investment Banking arm:

- **worldwide:** the performance of the equity derivatives business in 2004 was recognised by three major awards from The Banker, IFR and Risk Magazine; the business again won the Trade Finance magazine award for best global arranger in export finance and number one structured financing arranger worldwide in commodity finance;
- **and in Europe,** with strengthened leadership in its target businesses (No.5 in the euro debt market and No.1 in Spain, number three project finance arranger in

Europe), and in France where SG CIB ranks as the top player in debt and equity capital markets and number 1 for equity research (Extel).

In a more challenging market environment than in 2003, the **Corporate and Fixed Income** business recorded a moderate 3.1%* decline in revenue compared to 2003, representing a high base. Activity was strong in structured finance, debt capital markets and client-driven deals in the Corporate and Fixed Income business. This partially offset the expected decline in revenue from the treasury business which nonetheless remained satisfactory.

The results of the **Equity and Advisory** arm were up sharply in 2004 (+8.8%* on 2003). The Equity derivatives business recorded outstanding performance, up on 2003 both in client-driven and proprietary business. Cash Equity and Advisory business was also satisfactory in the primary market and there was a pick-up in average secondary market volume in 2004 despite the impact of weakness in the convertible bond market in France and in Europe compared to 2003. Fourth quarter revenue includes the positive impact of the disposal of the Private Equity Europe portfolio (EUR 37 million).

Overall, the net banking income of the **Corporate & Investment Banking** arm was up 1.6%* on 2003. Net banking income rose sharply over the quarter, (+17.5%* compared to the fourth quarter of 2003), with all segments contributing to the increase.

The division's operating expenses increased by 1.3%* compared to 2003: this increase reflects the full impact of cost-cutting plans completed in 2003 and cost control, while the division pursued targeted investment in line with its strategy. Over the quarter the division's operating expenses increased by 2.8%* compared to the fourth quarter of 2003.

The cost/income ratio came out at a low level of 61.5% in 2004, i.e. the same as 2003, and at 61.3% in the fourth quarter.

Consequently gross operating income rose by 2.1%* on 2003. Over the quarter, this increase came out at 52.1%* compared to the fourth quarter of 2003.

In a very favourable credit risk environment, the Corporate & Investment Banking arm booked a net write-back of provisions of EUR 60 million for the year and EUR 37 million over the quarter. Very few provisions were booked on new loans; a write-back was booked on specific provisions, either due to favourable developments in counterparties' financial position, or because the credit was repaid or sold under the bank's policy of actively managing its loan book. No write-back was booked on general credit risk reserves in the United States and in Europe.

A tight rein was kept on market risks: average VaR remained at a moderate level of EUR 24.5 million over the year, vs. EUR 23.7 million in 2003, and EUR 21.4 million over the quarter (vs. EUR 24.3 million in the fourth quarter of 2003).

6. CORPORATE CENTRE

The Corporate Centre made a negative contribution of EUR 341 million in 2004, after recognising a goodwill amortisation charge of EUR 186 million.

The policy of reducing the industrial equity portfolio was pursued in 2004. At December 31st 2004, the net book value of the portfolio stood at EUR 1.6 billion (vs. EUR 2.6 billion at December 31st 2003), representing an unrealised capital gain of EUR 0.3 billion.

Schedule for publication of results under IAS standards

On September 27 2004, the Group made a presentation on the schedule for changeover to IFRS standards.

2004 financial statements audited under IFRS standards will be released on March 10 2005.

Results for the first quarter of 2005 and the opening balance sheet at January 1 2005 will be released under IFRS standards (including IAS 32 and 39) on May 25 2005.

This document contains a number of forecasts and comments relating to the targets and strategies of the Société Générale Group.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers are advised to take into account factors of uncertainty and risk when basing their investment decisions on information provided in this document.

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Full year				Fourth quarter			
	2004	2003	Change 04/03		2004	2003	Change Q4/Q4	
Net banking income	16,416	15,637	5.0%	+4.7%(*)	4,320	3,920	+10.2%	+9.4%(*)
Operating expenses	(10,967)	(10,568)	3.8%	+2.9%(*)	(2,869)	(2,801)	+2.4%	+1.6%(*)
Gross operating income	**5,449**	**5,069**	**7.5%**	**+8.4%(*)**	**1,451**	**1,119**	**+29.7%**	**+28.8%(*)**
Net allocation to provisions	(541)	(1,226)	-55.9%	-56.3%(*)	(104)	(181)	-42.5%	-45.2%(*)
Operating income	**4,908**	**3,843**	**27.7%**	**+29.3%(*)**	**1,347**	**938**	**+43.6%**	**+43.0%(*)**
Net income from long-term investments	119	397	-70.0%		(27)	125	NS	
Net income from companies accounted for by the equity method	42	43	-2.3%		15	15	+0.0%	
Exceptional items	(20)	(150)	-86.7%		*0*	*0*	NS	
Amortisation of goodwill	(186)	(217)	-14.3%		(43)	(72)	-40.3%	
Income tax	(1,398)	(1,161)	20.4%		(355)	(288)	+23.3%	
Net income before minority interests	**3,465**	**2,755**	**25.8%**		**937**	**718**	**+30.5%**	
Minority interests	(340)	(263)	29.3%		(101)	(74)	+36.5%	
Net income	**3,125**	**2,492**	**25.4%**		**836**	**644**	**+29.8%**	
Annualised Group ROE after tax (%)	18.9%	16.2%			19.6%	16.4%		
Tier-one ratio at end of period	8.5%	8.7%			8.5%	8.7%		

(*) When adjusted for changes in Group structure and at constant exchange rates.

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Full year			Fourth quarter		
	2004	2003	Change 04/03	2004	2003	Change Q4/Q4
Retail Banking & Financial Services	**1,615**	**1,377**	**17.3%**	**451**	**368**	**+22.6%**
o.w. French Networks	965	878	9.9%	264	236	+11.9%
o.w. Financial Services	385	285	35.1%	113	77	+46.8%
o.w. Retail Banking outside France	265	214	23.8%	74	55	+34.5%
Global Investment Management	**392**	**290**	**35.2%**	**117**	**90**	**+30.0%**
o.w. Asset Management	234	188	24.5%	83	61	+36.1%
o.w. Private Banking	92	67	37.3%	21	19	+10.5%
o.w. GSSI + Boursorama	66	35	88.6%	13	10	+30.0%
Corporate & Investment Banking	**1,459**	**1,052**	**38.7%**	**411**	**278**	**+47.8%**
o.w. Equity & Advisory	483	374	29.1%	112	36	NM
o.w. Corporate Banking & Fixed Income	976	678	44.0%	299	242	+23.6%
CORE BUSINESSES	**3,466**	**2,719**	**27.5%**	**979**	**736**	**+33.0%**
Corporate Centre	**(341)**	**(227)**	**50.3%**	**(143)**	**(92)**	**+55.6%**
GROUP	**3,125**	**2,492**	**25.4%**	**836**	**644**	**+29.8%**

QUARTERLY RESULTS BY CORE BUSINESS

	2002				2003				2004			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,116	2,051	2,086	2,194	2,113	2,241	2,240	2,386	2,277	2,427	2,414	2,567
Operating expenses	-1,435	-1,422	-1,392	-1,443	-1,465	-1,487	-1,458	-1,573	-1,519	-1,595	-1,572	-1,660
Gross operating income	681	629	694	751	648	754	782	813	758	832	842	907
Net allocation to provisions	-165	-151	-149	-184	-134	-157	-171	-185	-151	-154	-137	-147
Operating income	516	478	545	567	514	597	611	628	607	678	705	760
Net income from long-term investments	1	-7	29	-2	-2	3	2	3	27	-3	4	5
Net income from companies accounted for by the equity method	3	7	4	0	4	4	3	2	2	2	1	0
Income tax	-177	-161	-192	-193	-175	-205	-209	-216	-218	-233	-241	-263
Net income before minority interests	343	317	386	372	341	399	407	417	418	444	469	502
Minority interests	-42	-40	-52	-41	-44	-46	-48	-49	-53	-58	-56	-51
Net income	301	277	334	331	297	353	359	368	365	386	413	451
Average allocated capital	6,779	6,752	6,782	6,817	7,120	7,229	7,354	7,388	7,619	7,885	8,073	8,293
o.w. French networks												
Net banking income	1,321	1,358	1,335	1,400	1,349	1,413	1,419	1,464	1,436	1,465	1,449	1,515
Operating expenses	-947	-961	-943	-955	-971	-982	-972	-990	-1,006	-1,018	-991	-1,027
Gross operating income	374	397	392	445	378	431	447	474	430	447	458	488
Net allocation to provisions	-64	-73	-72	-88	-66	-76	-89	-100	-71	-76	-69	-75
Operating income	310	324	320	357	312	355	358	374	359	371	389	413
Net income from long-term investments	0	0	7	5	1	4	0	4	7	-2	4	9
Net income from companies accounted for by the equity method	0	1	1	0	1	1	0	1	1	0	0	1
Income tax	-107	-115	-109	-127	-109	-126	-125	-133	-128	-130	-137	-147
Net income before minority interests	203	210	219	235	205	234	233	246	239	239	256	276
Minority interests	-12	-10	-9	-9	-11	-11	-8	-10	-12	-10	-11	-12
Net income	191	200	210	226	194	223	225	236	227	229	245	264
Average allocated capital	4,292	4,275	4,264	4,285	4,368	4,463	4,548	4,568	4,649	4,747	4,812	4,871
o.w. Financial Services												
Net banking income	353	301	342	362	376	395	390	472	423	452	454	512
Operating expenses	-220	-221	-207	-233	-244	-246	-231	-308	-254	-265	-270	-302
Gross operating income	133	80	135	129	132	149	159	164	169	187	184	210
Net allocation to provisions	-38	-31	-30	-36	-33	-39	-39	-44	-37	-37	-32	-31
Operating income	95	49	105	93	99	110	120	120	132	150	152	179
Net income from long-term investments	0	0	19	0	0	0	0	-1	0	0	0	-1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-36	-17	-46	-33	-36	-40	-43	-43	-48	-54	-54	-64
Net income before minority interests	59	32	78	60	63	70	77	76	84	96	98	114
Minority interests	1	-2	0	-2	-3	1	0	1	-1	-2	-3	-1
Net income	60	30	78	58	60	71	77	77	83	94	95	113
Average allocated capital	1,844	1,851	1,896	1,907	2,086	2,118	2,153	2,153	2,294	2,335	2,425	2,534
o.w. Retail Banking outside France												
Net banking income	442	392	409	432	388	433	431	450	418	510	511	540
Operating expenses	-268	-240	-242	-255	-250	-259	-255	-275	-259	-312	-311	-331
Gross operating income	174	152	167	177	138	174	176	175	159	198	200	209
Net allocation to provisions	-63	-47	-47	-60	-35	-42	-43	-41	-43	-41	-36	-41
Operating income	111	105	120	117	103	132	133	134	116	157	164	168
Net income from long-term investments	1	-7	3	-7	-3	-1	2	0	20	-1	0	-3
Net income from companies accounted for by the equity method	3	6	3	0	3	3	3	1	1	2	1	-1
Income tax	-34	-29	-37	-33	-30	-39	-41	-40	-42	-49	-50	-52
Net income before minority interests	81	75	89	77	73	95	97	95	95	109	115	112
Minority interests	-31	-28	-43	-30	-30	-36	-40	-40	-40	-46	-42	-38
Net income	50	47	46	47	43	59	57	55	55	63	73	74
Average allocated capital	643	626	622	625	666	648	653	667	676	803	836	888

	2002				2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	498	510	470	503	439	478	501	565	545	551	541	629
Operating expenses	-374	-383	-361	-363	-355	-368	-386	-402	-394	-399	-397	-441
Gross operating income	*124*	*127*	*109*	*140*	*84*	*110*	*115*	*163*	*151*	*152*	*144*	*188*
Net allocation to provisions	-1	0	-1	-13	0	-6	0	-7	0	-5	-6	3
Operating income	*123*	*127*	*108*	*127*	*84*	*104*	*115*	*156*	*151*	*147*	*138*	*191*
Net income from long-term investments	0	0	-1	-8	-1	0	-1	-8	0	1	-2	3
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-40	-40	-36	-37	-25	-33	-34	-46	-45	-44	-43	-61
Net income before minority interests	*83*	*87*	*71*	*82*	*58*	*71*	*80*	*102*	*106*	*104*	*93*	*133*
Minority interests	-5	-4	-2	-2	1	-5	-5	-12	-10	-7	-11	-16
Net income	*78*	*83*	*69*	*80*	*59*	*66*	*75*	*90*	*96*	*97*	*82*	*117*
Average allocated capital	495	565	558	540	552	607	659	685	718	806	858	809
o.w. Asset Management												
Net banking income	254	253	220	260	200	211	222	278	230	239	253	326
Operating expenses	-166	-169	-151	-156	-140	-139	-143	-161	-148	-152	-157	-182
Gross operating income	*88*	*84*	*69*	*104*	*60*	*72*	*79*	*117*	*82*	*87*	*96*	*144*
Net allocation to provisions	0	0	0	-8	0	0	0	-2	0	0	-5	5
Operating income	*88*	*84*	*69*	*96*	*60*	*72*	*79*	*115*	*82*	*87*	*91*	*149*
Net income from long-term investments	-1	0	-1	-8	-1	0	-1	-9	0	1	-1	-2
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-30	-28	-23	-30	-20	-25	-26	-36	-28	-30	-30	-50
Net income before minority interests	*57*	*56*	*45*	*58*	*39*	*47*	*52*	*70*	*54*	*58*	*60*	*97*
Minority interests	-6	-5	-2	-2	-1	-5	-5	-9	-6	-6	-9	-14
Net income	*51*	*51*	*43*	*56*	*38*	*42*	*47*	*61*	*48*	*52*	*51*	*83*
Average allocated capital	195	234	227	227	224	226	248	250	264	329	370	337
o.w. Private Banking												
Net banking income	86	85	81	85	80	80	103	112	122	114	109	118
Operating expenses	-66	-68	-65	-70	-63	-65	-75	-87	-82	-81	-81	-88
Gross operating income	*20*	*17*	*16*	*15*	*17*	*15*	*28*	*25*	*40*	*33*	*28*	*30*
Net allocation to provisions	0	0	-5	-3	0	0	0	0	0	-4	-2	-2
Operating income	*20*	*17*	*11*	*12*	*17*	*15*	*28*	*25*	*40*	*29*	*26*	*28*
Net income from long-term investments	0	0	0	0	0	0	0	0	0	0	-1	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-4	-3	-3	-1	-3	-2	-5	-4	-8	-5	-5	-5
Net income before minority interests	*16*	*14*	*8*	*11*	*14*	*13*	*23*	*21*	*32*	*24*	*20*	*23*
Minority interests	0	0	0	0	0	0	-2	-2	-2	-1	-2	-2
Net income	*16*	*14*	*8*	*11*	*14*	*13*	*21*	*19*	*30*	*23*	*18*	*21*
Average allocated capital	150	151	154	151	157	164	182	219	232	250	265	266
o.w. GSSI & Boursorama												
Net banking income	158	172	169	158	159	187	176	175	193	198	179	185
Operating expenses	-142	-146	-145	-137	-152	-164	-168	-154	-164	-166	-159	-171
Gross operating income	*16*	*26*	*24*	*21*	*7*	*23*	*8*	*21*	*29*	*32*	*20*	*14*
Net allocation to provisions	-1	0	4	-2	0	-6	0	-5	0	-1	1	0
Operating income	*15*	*26*	*28*	*19*	*7*	*17*	*8*	*16*	*29*	*31*	*21*	*14*
Net income from long-term investments	1	0	0	0	0	0	0	1	0	0	0	5
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-6	-9	-10	-6	-2	-6	-3	-6	-9	-9	-8	-6
Net income before minority interests	*10*	*17*	*18*	*13*	*5*	*11*	*5*	*11*	*20*	*22*	*13*	*13*
Minority interests	1	1	0	0	2	0	2	-1	-2	0	0	0
Net income	*11*	*18*	*18*	*13*	*7*	*11*	*7*	*10*	*18*	*22*	*13*	*13*
Average allocated capital	150	180	177	162	171	217	229	216	222	227	223	206

	2002				2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,171	1,263	883	1,047	1,091	1,364	1,216	1,063	1,174	1,104	1,203	1,216
Operating expenses	-812	-845	-669	-813	-675	-763	-731	-744	-705	-681	-755	-746
Gross operating income	*359*	*418*	*214*	*234*	*416*	*601*	*485*	*319*	*469*	*423*	*448*	*470*
Net allocation to provisions	-154	-164	-191	-211	-186	-201	-139	16	-48	34	37	37
Operating income	*205*	*254*	*23*	*23*	*230*	*400*	*346*	*335*	*421*	*457*	*485*	*507*
Net income from long-term investments	-2	-25	3	48	0	1	2	24	2	-1	2	13
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1	10	3	14
Income tax	-42	-53	39	-1	-39	-95	-74	-87	-102	-111	-114	-122
Net income before minority interests	*161*	*182*	*65*	*82*	*192*	*312*	*276*	*280*	*322*	*355*	*376*	*412*
Minority interests	-3	-6	-6	-5	-1	-3	-2	-2	-2	-1	-2	-1
Net income	*158*	*176*	*59*	*77*	*191*	*309*	*274*	*278*	*320*	*354*	*374*	*411*
Average allocated capital	3,634	3,590	3,646	3,698	3,605	3,612	3,609	3,529	3,524	3,581	3,620	3,666
o.w. Equity and Advisory												
Net banking income	491	524	226	341	369	562	505	428	435	511	555	498
Operating expenses	-411	-422	-288	-397	-281	-342	-358	-348	-306	-320	-364	-326
Gross operating income	*80*	*102*	*-62*	*-56*	*88*	*220*	*147*	*80*	*129*	*191*	*191*	*172*
Net allocation to provisions	0	0	-5	-13	0	-10	0	-27	-31	0	-1	-14
Operating income	*80*	*102*	*-67*	*-69*	*88*	*210*	*147*	*53*	*98*	*191*	*190*	*158*
Net income from long-term investments	0	-12	0	-4	-2	0	0	0	0	-2	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	1
Income tax	-24	-27	37	47	-16	-59	-30	-17	-19	-47	-40	-47
Net income before minority interests	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*	*142*	*150*	*112*
Minority interests	0	0	0	0	0	0	0	0	0	0	0	0
Net income	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*	*142*	*150*	*112*
Average allocated capital	492	483	466	426	407	407	403	404	428	445	434	378
o.w. Corporate Banking and Fixed Income												
Net banking income	680	739	657	706	722	802	711	635	739	593	648	718
Operating expenses	-401	-423	-381	-416	-394	-421	-373	-396	-399	-361	-391	-420
Gross operating income	*279*	*316*	*276*	*290*	*328*	*381*	*338*	*239*	*340*	*232*	*257*	*298*
Net allocation to provisions	-154	-164	-186	-198	-186	-191	-139	43	-17	34	38	51
Operating income	*125*	*152*	*90*	*92*	*142*	*190*	*199*	*282*	*323*	*266*	*295*	*349*
Net income from long-term investments	-2	-13	3	52	2	1	2	24	2	1	2	13
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1	10	3	13
Income tax	-18	-26	2	-48	-23	-36	-44	-70	-83	-64	-74	-75
Net income before minority interests	*105*	*119*	*95*	*108*	*122*	*161*	*159*	*244*	*243*	*213*	*226*	*300*
Minority interests	-3	-6	-6	-5	-1	-3	-2	-2	-2	-1	-2	-1
Net income	*102*	*113*	*89*	*103*	*121*	*158*	*157*	*242*	*241*	*212*	*224*	*299*
Average allocated capital	3,142	3,107	3,180	3,272	3,198	3,205	3,206	3,125	3,096	3,136	3,186	3,288
Corporate Centre												
Net banking income	-81	28	-118	-48	106	23	-95	-94	-38	-21	-81	-92
Operating expenses	-45	-69	-21	-79	-24	-34	-21	-82	-38	-30	-13	-22
Gross operating income	*-126*	*-41*	*-139*	*-127*	*82*	*-11*	*-116*	*-176*	*-76*	*-51*	*-94*	*-114*
Net allocation to provisions	34	28	16	5	-10	-13	-28	-5	1	-1	-7	3
Operating income	*-92*	*-13*	*-123*	*-122*	*72*	*-24*	*-144*	*-181*	*-75*	*-52*	*-101*	*-111*
Net income from long-term investments	68	-99	-268	-36	-109	235	142	106	166	-13	-37	-48
Net income from companies accounted for by the equity method	-4	-10	19	11	5	2	1	5	1	1	6	1
Exceptional items	-2	-2	-4	-3	0	-150	0	0	-20	0	0	0
Amortisation of goodwill	-39	-62	-45	-38	-40	-60	-45	-72	-41	-63	-39	-43
Income tax	53	56	101	74	20	-25	21	61	-1	56	53	91
Net income before minority interests	*-16*	*-130*	*-320*	*-114*	*-52*	*-22*	*-25*	*-81*	*30*	*-71*	*-118*	*-110*
Minority interests	-10	-30	4	-10	-12	-11	-13	-11	-10	-17	-12	-33
Net income	*-26*	*-160*	*-316*	*-124*	*-64*	*-33*	*-38*	*-92*	*20*	*-88*	*-130*	*-143*
Average allocated capital	4,186	4,408	4,330	4,001	3,501	3,561	3,833	4,111	4,183	4,116	4,193	4,320

	2002				2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	3,704	3,852	3,321	3,696	3,749	4,106	3,862	3,920	3,958	4,061	4,077	4,320
Operating expenses	-2,666	-2,719	-2,443	-2,698	-2,519	-2,652	-2,596	-2,801	-2,656	-2,705	-2,737	-2,869
Gross operating income	*1,038*	*1,133*	*878*	*998*	*1,230*	*1,454*	*1,266*	*1,119*	*1,302*	*1,356*	*1,340*	*1,451*
Net allocation to provisions	-286	-287	-325	-403	-330	-377	-338	-181	-198	-126	-113	-104
Operating income	*752*	*846*	*553*	*595*	*900*	*1,077*	*928*	*938*	*1,104*	*1,230*	*1,227*	*1,347*
Net income from long-term investments	67	-131	-237	2	-112	239	145	125	195	-16	-33	-27
Net income from companies accounted for by the equity method	-1	3	23	23	10	12	6	15	4	13	10	15
Exceptional items	-2	-2	-4	-3	0	-150	0	0	-20	0	0	0
Amortisation of goodwill	-39	-62	-45	-38	-40	-60	-45	-72	-41	-63	-39	-43
Income tax	-206	-198	-88	-157	-219	-358	-296	-288	-366	-332	-345	-355
Net income before minority interests	*571*	*456*	*202*	*422*	*539*	*760*	*738*	*718*	*876*	*832*	*820*	*937*
Minority interests	-60	-80	-56	-58	-56	-65	-68	-74	-75	-83	-81	-101
Net income	*511*	*376*	*146*	*364*	*483*	*695*	*670*	*644*	*801*	*749*	*739*	*836*
Average allocated capital	15,094	15,315	15,316	15,056	14,778	15,009	15,455	15,713	16,044	16,388	16,744	17,088

QUARTERLY NET INCOME BY CORE BUSINESS

	2002				2003				2004			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services	**301**	**277**	**334**	**331**	**297**	**353**	**359**	**368**	**365**	**386**	**413**	**451**
French Networks	191	200	210	226	194	223	225	236	227	229	245	264
Financial Services	60	30	78	58	60	71	77	77	83	94	95	113
Retail Banking outside France	50	47	46	47	43	59	57	55	55	63	73	74
GIMS	**78**	**83**	**69**	**80**	**59**	**66**	**75**	**90**	**96**	**97**	**82**	**117**
Asset management	51	51	43	56	38	42	47	61	48	52	51	83
Private Banking	16	14	8	11	14	13	21	19	30	23	18	21
GSSI + Boursorama	11	18	18	13	7	11	7	10	18	22	13	13
Corporate & Investment Banking	**158**	**176**	**59**	**77**	**191**	**309**	**274**	**278**	**320**	**354**	**374**	**411**
Equity & Advisory	56	63	-30	-26	70	151	117	36	79	142	150	112
Corporate Banking & Fixed Incom	102	113	89	103	121	158	157	242	241	212	224	299
CORE BUSINESSES	**537**	**536**	**462**	**488**	**547**	**728**	**708**	**736**	**781**	**837**	**869**	**979**
Corporate Centre	**-26**	**-160**	**-316**	**-124**	**-64**	**-33**	**-38**	**-92**	**20**	**-88**	**-130**	**-143**
GROUP	**511**	**376**	**146**	**364**	**483**	**695**	**670**	**644**	**801**	**749**	**739**	**836**

QUARTERLY NET INCOME BY CORE BUSINESS

(%)	2002				2003				2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services	**17.8%**	**16.4%**	**19.7%**	**19.4%**	**16.7%**	**19.5%**	**19.5%**	**19.9%**	**19.2%**	**19.6%**	**20.5%**	**21.8%**
French Networks	17.8%	18.7%	19.7%	21.1%	17.8%	20.0%	19.8%	20.7%	19.5%	19.3%	20.4%	21.7%
Financial Services	13.0%	6.5%	16.5%	12.2%	11.5%	13.4%	14.3%	14.3%	14.5%	16.1%	15.7%	17.8%
Retail Banking outside France	31.1%	30.0%	29.6%	30.1%	25.8%	36.4%	34.9%	33.0%	32.5%	31.4%	34.9%	33.3%
GIMS	**63.0%**	**58.8%**	**49.5%**	**59.3%**	**42.8%**	**43.5%**	**45.5%**	**52.6%**	**53.5%**	**48.1%**	**38.2%**	**57.8%**
Asset Management	104.6%	87.2%	75.8%	98.7%	67.9%	74.3%	75.8%	97.6%	72.7%	63.2%	55.1%	98.5%
Private Banking	42.7%	37.1%	20.8%	29.1%	35.7%	31.7%	46.2%	34.5%	51.6%	37.0%	27.2%	31.6%
GSSI + Boursorama	29.3%	40.0%	40.7%	32.1%	16.4%	20.3%	12.2%	18.5%	32.4%	38.8%	23.3%	25.2%
Corporate & Investment Banking	**17.4%**	**19.6%**	**6.5%**	**8.3%**	**21.2%**	**34.2%**	**30.4%**	**31.5%**	**36.3%**	**39.5%**	**41.3%**	**44.8%**
Equity & Advisory	45.5%	52.2%	-25.8%	-24.4%	68.8%	148.4%	116.1%	35.6%	73.8%	127.6%	138.2%	118.5%
Corporate Banking & Fixed Incom	13.0%	14.5%	11.2%	12.6%	15.1%	19.7%	19.6%	31.0%	31.1%	27.0%	28.1%	36.4%
CORE BUSINESSES	**19.7%**	**19.7%**	**16.8%**	**17.7%**	**19.4%**	**25.4%**	**24.4%**	**25.4%**	**26.3%**	**27.3%**	**27.7%**	**30.7%**
GROUP	**13.5%**	**9.8%**	**3.8%**	**9.7%**	**13.1%**	**18.5%**	**17.3%**	**16.4%**	**20.0%**	**18.3%**	**17.7%**	**19.6%**